Exhibit 99.4

Audited Consolidated Financial Statements as at and for the year ended December 31, 2014 and Management’s Discussion and Analysis

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS, or the Company) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, in accordance with the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2014. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2014.

Deloitte LLP, an Independent Registered Public Accounting Firm, audited the Company’s Consolidated financial statements for the year ended December 31, 2014, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.

/s/ John R. Gossling	/s/ Joe Natale

John R. Gossling	Joe Natale
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 12, 2015	February 12, 2015

2

report of independent registered public accounting firm

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated financial statements of TELUS Corporation and subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2014, and December 31, 2013, and the consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows for the years ended December 31, 2014, and December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as at December 31, 2014, and December 31, 2013, and their financial performance and their cash flows for each of the years ended December 31, 2014, and December 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2015, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP
Chartered Accountants
Vancouver, Canada
February 12, 2015

3

report of independent registered public accounting firm

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2014, of the Company and our report dated February 12, 2015, expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP
Chartered Accountants
Vancouver, Canada
February 12, 2015

4

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2014	2013
OPERATING REVENUES
Service		$11,108	$10,601
Equipment		819	735
Revenues arising from contracts with customers		11,927	11,336
Other operating income	6	75	68
		12,002	11,404
OPERATING EXPENSES
Goods and services purchased		5,299	4,962
Employee benefits expense	7	2,487	2,424
Depreciation	16	1,423	1,380
Amortization of intangible assets	17(a)	411	423
		9,620	9,189
OPERATING INCOME		2,382	2,215
Financing costs	8	456	447
INCOME BEFORE INCOME TAXES		1,926	1,768
Income taxes	9	501	474
NET INCOME		1,425	1,294
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		1	—
Foreign currency translation adjustment arising from translating financial statements of foreign operations		10	4
Change in unrealized fair value of available-for-sale financial assets		(4)	(13)
		7	(9)
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements		(445)	998
		(438)	989
COMPREHENSIVE INCOME		$987	$2,283
NET INCOME PER EQUITY SHARE	11
Basic		$2.31	$2.02
Diluted		$2.31	$2.01
TOTAL WEIGHTED AVERAGE EQUITY SHARES OUTSTANDING
Basic		616	640
Diluted		618	643

The accompanying notes are an integral part of these consolidated financial statements.

5

consolidated statements of financial position

As at December 31 (millions)	Note	2014	2013
ASSETS
Current assets
Cash and temporary investments, net		$60	$336
Accounts receivable	25(a)	1,483	1,461
Income and other taxes receivable		97	32
Inventories	25(a)	320	326
Prepaid expenses		199	168
Current derivative assets	4(h)	27	6
		2,186	2,329
Non-current assets
Property, plant and equipment, net	16	9,123	8,428
Intangible assets, net	17	7,797	6,531
Goodwill, net	17	3,757	3,737
Real estate joint ventures	18	21	11
Other long-term assets	25(a)	333	530
		21,031	19,237
		$23,217	$21,566

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	19	$100	$400
Accounts payable and accrued liabilities	25(a)	2,019	1,735
Income and other taxes payable		2	102
Dividends payable	12	244	222
Advance billings and customer deposits	25(a)	753	729
Provisions	20	126	110
Current maturities of long-term debt	21	255	—
Current derivative liabilities	4(h)	—	1
		3,499	3,299
Non-current liabilities
Provisions	20	342	219
Long-term debt	21	9,055	7,493
Other long-term liabilities	25(a)	931	649
Deferred income taxes	9(b)	1,936	1,891
		12,264	10,252
Liabilities		15,763	13,551
Owners’ equity
Common equity	22	7,454	8,015
		$23,217	$21,566

Commitments and Contingent Liabilities	23

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

/s/ William A. MacKinnon	/s/ Darren Entwistle

William A. MacKinnon	Darren Entwistle
Director	Director

6

consolidated statements of changes in owners’ equity

		Common equity
		Equity contributed
		Equity share capital (Note 22)						Accumulated
		Common Shares		Non-Voting Shares(1)				other
		Number of	Share	Number of	Share	Contributed	Retained	comprehensive
(millions except number of shares)	Note	shares	capital	shares	capital	surplus	earnings	income	Total
Balance as at January 1, 2013		349,821,092	$2,219	302,104,972	$3,360	$163	$1,904	$40	$7,686
Net income		—	—	—	—	—	1,294	—	1,294
Other comprehensive income	10	—	—	—	—	—	998	(9)	989
Dividends	12	—	—	—	—	—	(866)	—	(866)
Share option award expense	13(a)	—	—	—	—	6	—	—	6
Shares issued pursuant to cash exercise of share options	13(b)	—	—	200	—	—	—	—	—
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	2,534,586	18	152,160	2	(20)	—	—	—
Shareholder-approved and court-approved exchange of shares		302,257,332	3,362	(302,257,332)	(3,362)	—	—	—	—
Costs related to share transactions		—	(19)	—	—	—	—	—	(19)
Normal course issuer bid purchase of Common Shares	22(d)	(31,180,612)	(266)	—	—	—	(734)	—	(1,000)
Liability for automatic share purchase plan commitment pursuant to the 2014 normal course issuer bid for Common Shares		—	(18)	—	—	—	(57)	—	(75)
Balance as at December 31, 2013		623,432,398	$5,296	—	$—	$149	$2,539	$31	$8,015
Balance as at January 1, 2014		623,432,398	$5,296			$149	$2,539	$31	$8,015
Net income		—	—			—	1,425	—	1,425
Other comprehensive income	10	—	—			—	(445)	7	(438)
Dividends	12	—	—			—	(935)	—	(935)
Share option award expense	13(a)	—	—			3	—	—	3
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	1,447,207	11			(11)	—	—	—
Normal course issuer bid purchase of Common Shares	22(d)	(15,855,171)	(135)			—	(480)	—	(615)
Liability for automatic share purchase plan commitment pursuant to normal course issuer bids for Common Shares	22(d)
Reversal of opening liability		—	18			—	57	—	75
Recognition of closing liability		—	(15)			—	(60)	—	(75)
Other		—	—			—	(1)	—	(1)
Balance as at December 31, 2014		609,024,434	$5,175			$141	$2,100	$38	$7,454

(1)         At our annual and special meeting held May 9, 2013, our shareholders approved the elimination of the Non-Voting Shares from our authorized share structure and the elimination of all references to Non-Voting Shares from our Articles.

The accompanying notes are an integral part of these consolidated financial statements.

7

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2014	2013
OPERATING ACTIVITIES
Net income		$1,425	$1,294
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,834	1,803
Deferred income taxes	9(b)	188	21
Share-based compensation expense	13(a)	74	24
Net employee defined benefit plans expense	14(b)-(c)	87	108
Employer contributions to employee defined benefit plans		(88)	(200)
Other		(49)	9
Net change in non-cash operating working capital	25(b)	(64)	187
Cash provided by operating activities		3,407	3,246
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	25(b)	(2,373)	(2,035)
Cash payments for spectrum licences		(1,171)	(67)
Cash payments for acquisitions and related investments	25(b)	(49)	(261)
Real estate joint ventures advances and contributions	18(c)	(57)	(24)
Real estate joint venture receipts	18(c)	4	1
Proceeds on dispositions		7	12
Other		(29)	(15)
Cash used by investing activities		(3,668)	(2,389)
FINANCING ACTIVITIES
Dividends paid to holders of equity shares	25(b)	(913)	(852)
Purchase of Common Shares for cancellation	22(d), 25(b)	(612)	(1,000)
Issuance and repayment of short-term borrowings	19	(300)	(2)
Long-term debt issued	21, 25(b)	7,273	4,619
Redemptions and repayment of long-term debt	21, 25(b)	(5,450)	(3,375)
Other		(13)	(18)
Cash used by financing activities		(15)	(628)
CASH POSITION
Increase (decrease) in cash and temporary investments, net		(276)	229
Cash and temporary investments, net, beginning of period		336	107
Cash and temporary investments, net, end of period		$60	$336
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS

Interest paid	25(b)	$(412)	$(364)
Interest received		$2	$4
Income taxes paid, net	9	$(464)	$(438)

The accompanying notes are an integral part of these consolidated financial statements.

8

notes to consolidated financial statements

DECEMBER 31, 2014

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: Internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; and business process outsourcing.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Notes to consolidated financial statements	Page	Description
General application
1. Summary of significant accounting policies	10	Summary review of accounting policies and principles and the methods we use in their application
2. Accounting policy developments	19	Summary review of generally accepted accounting principle developments that do, will or may affect us
3. Capital structure financial policies	20	Summary review of our objectives, policies and processes for managing our capital structure
4. Financial instruments	21	Summary schedules and review of financial instruments, including fair values and the management of associated risks
Consolidated results of operations focused
5. Segmented information	27	Summary disclosure of segmented information regularly reported to our chief operating decision-maker
6. Other operating income	28	Summary schedule and review of items comprising Other operating income
7. Employee benefits expense	28	Summary schedule of employee benefits expense
8. Financing costs	29	Summary schedule of items comprising financing costs
9. Income taxes	29	Summary schedule of income tax expense, reconciliations of statutory rate income tax expense to income tax expense and analyses of deferred income tax liability
10. Other comprehensive income	31	Details of other comprehensive income and accumulated amounts
11. Per share amounts	31	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
12. Dividends per share	32	Summary schedule of dividends declared and review of dividend reinvestment plan
13. Share-based compensation	32	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
14. Employee future benefits	35	Summary schedules and review of employee future benefits and related disclosures
15. Restructuring and other like costs	42	Summary schedules and review of restructuring and other like costs

9

notes to consolidated financial statements

Notes to consolidated financial statements	Page	Description
Consolidated financial position focused
16. Property, plant and equipment	43	Summary schedule of items comprising property, plant and equipment
17. Intangible assets and goodwill	44

Summary schedule of items comprising intangible assets, including goodwill, review of annual impairment testing and review of reported fiscal year acquisitions from which intangible assets, including goodwill, arose

18. Real estate joint ventures	48	Summary review of real estate joint ventures and related disclosures
19. Short-term borrowings	50	Summary review of short-term borrowings and related disclosures
20. Provisions	50	Summary schedule and review of items comprising provisions
21. Long-term debt	51	Summary schedule of long-term debt and related disclosures
22. Equity share capital	53	Review of authorized share capital
23. Commitments and contingent liabilities	54	Summary review of lease obligations, contingent liabilities, claims and lawsuits
Other
24. Related party transactions	57	Summary schedules, including review of transactions with key management personnel
25. Additional financial information	58	Summary schedules of items comprising certain primary financial statement line items

1                 summary of significant accounting policies

The accompanying consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and these consolidated financial statements comply with IFRS-IASB and Canadian generally accepted accounting principles. The date of our transition to IFRS-IASB was January 1, 2010, and the date of our adoption was January 1, 2011.

Our consolidated financial statements for each of the years ended December 31, 2014 and 2013, were authorized by our Board of Directors for issue on February 12, 2015.

(a)         Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, the principal one of which is TELUS Communications Inc. Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of our wireless and wireline segments’ operations.

Our financing arrangements and those of our subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(b)         Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10

notes to consolidated financial statements

Estimates

Examples of the significant estimates and assumptions that we make include the following:

•                  the allowance for doubtful accounts;

•                  the allowance for inventory obsolescence;

•                  the estimated useful lives of assets (see (j) following);

•                  the recoverability of tangible and intangible assets subject to amortization;

•                  the recoverability of intangible assets with indefinite lives (see Note 17(d) for discussion of key assumptions);

•                  the recoverability of goodwill (see Note 17(d) for discussion of key assumptions);

•                  the recoverability of long-term investments;

•                  the amount and composition of income and other tax assets and liabilities, including the amount of unrecognized tax benefits;

•                  certain economic assumptions used in provisioning for asset retirement obligations (see (r) following); and

•                  certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets (see Note 14(f) for discussion of key assumptions).

Judgments

Examples of our significant judgments, apart from those involving estimation, include the following:

•                  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes.

•                  In respect of revenue-generating transactions, generally we must make judgments that affect the timing of the recognition of revenue. See Note 2(b) for significant changes to IFRS-IASB that are not yet effective and have not yet been applied, but which will significantly affect the timing of the recognition of revenue and the classification of our revenues as either service or equipment.

•                  We must make judgments about when we have satisfied our performance obligations to our customers, either satisfied over a period of time or at a point in time. Service revenues are recognized based upon customers’ access to, or usage of, our telecommunications infrastructure; we believe this method faithfully depicts the transfer of the services and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the products have been delivered and accepted by the end-user customers (see (e) following).

•                  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•                  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segmented information). A significant judgment we make is that our wireless and wireline operations and cash flows are sufficiently distinct to be considered both operating segments and reportable segments, notwithstanding the convergence of our wireless and wireline telecommunications infrastructure technology and operations we have experienced to date. If our wireless and wireline telecommunications infrastructure technology and operations continue to converge, it may become impractical, if not impossible, to objectively distinguish between our wireless and wireline operations and cash flows; if sufficient convergence were to occur, our wireless and wireline operations would no longer be individual components of the business or discrete operating segments; rather, they could each become a group of similar products and services.

As well, if it becomes impractical to distinguish our wireless and wireline cash flows, which would be evidence of their interdependence, this could result in the unification of the wireless cash-generating unit and the wireline cash-generating unit as a single cash-generating unit for impairment testing purposes.

•                  The view that our spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that we intend to renew them; that we believe we have the financial and operational ability to renew them; and thus, that they have an indefinite life, as discussed further in Note 17(c).

•                  In connection with the annual impairment testing of intangible assets with indefinite lives and goodwill, there are instances where we must exercise judgment in the allocation of our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts. These judgments are necessary because of the convergence of our wireless and wireline telecommunications infrastructure technology

11

notes to consolidated financial statements

and operations we have experienced to date, and because of our general corporate development. There are instances where similar judgments must also be made in respect of future capital expenditures in support of both wireless and wireline operations, which are a component of the discounted cash flow projections that are used in the annual impairment testing, as discussed further in Note 17(d).

•                  In respect of claims and lawsuits, as discussed further in Note 23(c), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

(c)          Financial instruments — recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

Accounting classification
Financial instrument	Fair value through net income(1)(2)	Loans and receivables	Available- for-sale(3)	Amortized cost	Part of a cash flow hedging relationship(3)
Measured at amortized cost
Accounts receivable		X
Construction credit facilities advances to real estate joint venture		X
Short-term obligations				X
Accounts payable				X
Provisions				X
Long-term debt				X
Measured at fair value
Cash and temporary investments	X
Short-term investments	X
Long-term investments (not subject to significant influence)(4)			X
Foreign exchange derivatives	X				X
Share-based compensation derivatives	X				X

(1)         Classification includes financial instruments held for trading. Certain qualifying financial instruments that are not required to be classified as held for trading may be classified as held for trading if we so choose.

(2)         Unrealized changes in the fair values of financial instruments are included in net income.

(3)         Unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income.

(4)         Long-term investments over which we do not have significant influence are classified as available-for-sale. In respect of investments in securities for which the fair values can be reliably measured, we determine the classification on an instrument-by-instrument basis at the time of initial recognition.

•                  Trade receivables that may be sold to an arm’s-length securitization trust are accounted for as loans and receivables. We have selected this classification as the benefits that would have been expected to arise from selecting the available-for-sale classification were not expected to exceed the costs of selecting and implementing that classification.

•                  Short-term marketable securities investments are accounted for as held for trading and thus are measured at fair value through net income. Long-term investments over which we do not have significant influence are accounted for as available-for-sale. We have selected these classifications as we believe that they better reflect management’s investment intentions.

•                  Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

In respect of hedges of anticipated transactions, which in our specific instance have been related to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. We have selected this method as we believe that it results in a better matching with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

•                  Regular-way purchases or sales of financial assets or financial liabilities (those which require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. We have selected this method as the benefits that would have been expected to arise from using the trade date method were not expected to exceed the costs of selecting and implementing that method.

•                  Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

12

notes to consolidated financial statements

(d)         Hedge accounting

General

We apply hedge accounting to the financial instruments used to: establish designated currency hedging relationships for certain U.S. dollar denominated future purchase commitments, as set out in Note 4(d); and fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 4(f) and further discussed in Note 13(c).

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We chose to apply hedge accounting as we believe this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and their actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of U.S. dollar denominated future purchase commitments or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded in the Consolidated statements of financial position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items in the Consolidated statements of financial position is recognized as a component of other comprehensive income, as set out in Note 10.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of our equity shares at the statement of financial position date and the price of our equity shares in the hedging items.

(e)          Revenue recognition

General

We earn the majority of our revenues (wireless: network revenues (voice and data); wireline: data (which includes: Internet protocol; television; hosting, managed information technology and cloud-based services; business process outsourcing; and certain healthcare solutions) and voice) from access to, and usage of, our telecommunications infrastructure. The majority of the balance of our revenues (wireless equipment and other) arises from providing services and products facilitating access to, and usage of, our telecommunications infrastructure.

We offer complete and integrated solutions to meet our customers’ needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated among the accounting units based upon their relative fair values (derived using Company-specific objective evidence) and then our relevant revenue recognition policies are applied to the accounting units. (We estimate that more than two-thirds of our revenues arise from multiple element arrangements.) A limitation cap restricts the consideration allocated to services or products currently transferred in multiple element arrangements to an amount that is not contingent upon either delivering additional items or meeting other specified performance conditions. Our view is that the limitation cap results in a faithful depiction of the transfer of services and products, as it reflects the telecommunications industry’s generally accepted understanding of the transfer of services and products, while also reflecting the related cash flows; however, a new revenue accounting standard, which has not yet been applied and must be adopted by January 1, 2017, prohibits the use of a limitation cap, as discussed further in Note 2(b).

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple element arrangements, their relative fair values are appropriate.

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notes to consolidated financial statements

Lease accounting is applied to an accounting unit if it conveys to a customer the right to use a specific asset but does not convey the risks and/or benefits of ownership.

Our revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

When we receive no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Voice and data

We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Wireless and wireline service revenues are recognized based upon access to, and usage of, our telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to provision of the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

We follow the liability method of accounting for the amounts of our quality of service rate rebates that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

The CRTC has established a mechanism to subsidize local exchange carriers, such as ourselves, that provide residential basic telephone service to high cost serving areas. The CRTC has determined the per network access line/per band subsidy rate for all local exchange carriers. We recognize the subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines we provide in high cost serving areas, as further discussed in Note 6. Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment

We recognize product revenues, including amounts related to wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. With respect to wireless handsets sold to re-sellers, we consider ourselves to be the principal and primary obligor to the end-user customer. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

Non-high cost serving area deferral account

In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC in fiscal 2002 decisions, as an alternative to mandating price reductions. We have adopted the liability method of accounting for the deferral account. We discharge the remaining deferral account liability by undertaking qualifying actions, including providing broadband services to rural and remote communities and enhancing the accessibility to telecommunications services for individuals with disabilities. We recognize the amortization (over a period no longer than three years) of a proportionate share of the deferral account as qualifying actions are completed. Such amortization is included as a component of government assistance in Other operating income, as set out in Note 6.

(f)           Government assistance

We recognize government assistance on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred. As set out in Note 6, government assistance is included in the Consolidated statements of income and other comprehensive income as Other operating income.

(g)         Cost of acquisition and advertising costs

The total cost of wireless hardware sold to customers and any commissions and advertising and promotion costs related to the initial customer acquisition are expensed as incurred; the cost of hardware we own that is situated at customers’ premises and associated installation costs are capitalized as incurred. Costs of adding customers that are expensed are included in the Consolidated statements of income and other comprehensive income as a component of Goods and services purchased, with the exception of amounts paid to our employees, which are included as Employee benefits expense. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

(h)         Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for capitalization. Capitalized development costs are amortized over the life of the related commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

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notes to consolidated financial statements

(i)            Leases

Leases are classified as finance or operating depending upon the terms and conditions of the contracts.

Where we are the lessee, asset values recorded under finance leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2014, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gains on the sale-leaseback of buildings and occupancy costs associated with leased real estate, were $222 million (2013 – $205 million); occupancy costs associated with leased real estate totalled $85 million (2013 – $85 million). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 25(a).

(j)            Depreciation, amortization and impairment

Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Depreciation includes amortization of assets under finance leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate.

Estimated useful lives for the majority of our property, plant and equipment subject to depreciation are as follows:

Estimated useful lives(1)
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 16 years
Wireless site equipment	6.5 to 10 years
Balance of depreciable property, plant and equipment	3 to 40 years

(1)         The composite depreciation rate for the year ended December 31, 2014, was 4.8% (2013 – 4.8%). The rate is calculated by dividing depreciation expense by an average of the gross book value of depreciable assets over the reporting period.

Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	25 years
Customer contracts, related customer relationships and leasehold interests	6 to 10 years
Software	2 to 7 years	(1)
Access to rights-of-way and other	5 to 30 years

(1)         During the year ended December 31, 2014, our review of the estimated useful lives of software assets resulted in an adjustment of the range to 2 to 7 years (2013 – 3 to 5 years). Based upon our software assets balance as at December 31, 2014, we estimate that this adjustment will result in a change in the related amortization expense through the next five fiscal years, relative to what it would otherwise have been (and excluding the effect of future capital expenditures on software assets, if any, which would be affected by the adjustment from 5 years to 7 years), as set out in the following table:

Years ending December 31 (millions)	Increase (decrease)
2015	$(57)
2016	(23)
2017	22
2018	41
2019	36

Impairment — general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset’s or a cash-generating unit’s value in use or its fair value less costs to sell). Impairment losses are immediately recognized to the extent that the carrying value of an asset or cash-generating unit exceeds its recoverable amount. Should the recoverable amounts for impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying values do not exceed the carrying values that would have been the result if no impairment losses had been previously recognized.

Impairment — property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered recoverable, an impairment loss would be recorded.

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notes to consolidated financial statements

Impairment — intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment testing is generally the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; we have selected December as our annual test date.

We assess our intangible assets with indefinite lives by comparing the recoverable amounts of our cash-generating units to the carrying values of our cash-generating units (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit). To the extent that the carrying value of the cash-generating unit (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess would be recorded as a reduction in the carrying value of intangible assets with indefinite lives.

Subsequent to assessing our intangible assets with indefinite lives, we then assess our goodwill by comparing the recoverable amounts of our cash-generating units to the carrying values of our cash-generating units (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit). To the extent that the carrying value of the cash-generating unit (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess would first be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying values of the assets of the cash-generating unit on a pro-rated basis.

We have determined that our current cash-generating units are our currently reportable segments, wireless and wireline, as the reportable segments are the smallest identifiable groups of assets that generate net cash inflows which are largely independent of each other.

(k)         Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the Consolidated statements of income and other comprehensive income as a component of Financing costs, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in (d) preceding.

We have minor foreign subsidiaries that do not have the Canadian dollar as their functional currency. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars subsequent to, or on, January 1, 2010, the date of our transition to IFRS-IASB, are reported as a component of other comprehensive income, as set out in Note 10. The cumulative foreign currency translation difference balance at January 1, 2010, was recognized directly in retained earnings at the transition date to, and as permitted by, IFRS-IASB.

(l)            Income and other taxes

We follow the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of prior year(s) tax balances as estimate revisions in the period in which the changes in estimates arise; we have selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We only recognize the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

Our research and development activities may be eligible to earn Investment Tax Credits, for which the determination of eligibility is a complex matter. We only recognize Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of our research and development activities will result in the Investment Tax Credits

16

notes to consolidated financial statements

being received, at which time they are accounted for using the cost reduction method, whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9(c).

(m)     Share-based compensation

General

When share-based compensation vests in its entirety at one future point in time (cliff vesting), we recognize the expense on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), we recognize the expense using the accelerated expense attribution method. An estimate of forfeitures during the vesting period is made at the date of grant; this estimate is adjusted for actual experience.

Share option awards

For share option awards granted after 2001, a fair value is determined at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

Share option awards that have a net-equity settlement feature, as set out in Note 13(b), are accounted for as equity instruments. We have selected the equity instrument fair value method of accounting for the net-equity settlement feature as it is consistent with the accounting treatment afforded to the associated share option awards.

Restricted stock units

In respect of restricted stock units without market performance conditions, as set out in Note 13(c), we accrue a liability equal to the product of the number of vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in (d) preceding). Similarly, we accrue a liability for the notional subset of our restricted stock units with market performance conditions using a fair value determined using a Monte Carlo simulation. The expense for restricted stock units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

(n)         Employee future benefit plans

Defined benefit plans

We accrue for our obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimates of salary escalation and the retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan’s surplus (deficit) multiplied by the discount rate, is included as a component of Financing costs, as set out in Note 8.

The effect of differences between the discount rate and the actual rate of return on plan assets is included as a component of employee defined benefit plan re-measurements within Other comprehensive income, as set out in Note 10 and Note 14. We determine the maximum economic benefit available from the plans’ assets on the basis of reductions in future contributions to the plans.

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate. When the defined benefit plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis.

Defined contribution plans

We use defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan, which cover certain of our employees and provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), we treat these plans as defined contribution plans in accordance with International Accounting Standard 19, Employee Benefits.

(o)         Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by the related banks as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability in the statement of financial position when the amount of the cheques written but not cleared by the related banks exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily and are discussed further in Note 19.

17

notes to consolidated financial statements

(p)         Sales of trade receivables

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

(q)         Inventories

Our inventories consist primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories.

(r)          Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost, which for self-constructed property, plant and equipment includes materials, direct labour and applicable overhead costs. For internally developed, internal-use software, recorded historical cost includes materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of a sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing cost is based on our weighted average cost of borrowing experienced during the reporting period.

When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference, as set out in Note 6, is included in the Consolidated statements of income and other comprehensive income as Other operating income.

Asset retirement obligations

Provisions for liabilities, as set out in Note 20, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized as a part of the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 8, is included in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

(s)           Investments

We account for our investments in companies over which we have significant influence using the equity method of accounting, whereby the investments are initially recorded at cost and subsequently adjusted to recognize our share of earnings or losses of the investee companies and any earnings distributions received. The excess of the cost of an equity investment over its underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

Similarly, we account for our interests in the real estate joint ventures, discussed further in Note 18, using the equity method of accounting. Unrealized gains and losses from transactions with (including contributions to) the real estate joint ventures are deferred in proportion to our remaining interest in the real estate joint ventures.

We account for our other investments as available-for-sale at their fair values unless they are investment securities that do not have quoted market prices in an active market or do not have other clear and objective evidence of fair value. When we do not account for our available-for-sale investments at their fair values, we use the cost basis of accounting whereby the investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable. The costs of investments sold or amounts reclassified from other comprehensive income to earnings are determined on a specific identification basis.

Unless there is an other than temporary decline in the value of an available-for-sale investment, the carrying values of available-for-sale investments are adjusted to estimated fair values, and the amount of any such adjustment would be included in the Consolidated statements of income and other comprehensive income as a component of other comprehensive income. When there is an other than temporary decline in the value of an investment, the carrying value of any such investment accounted for using the equity, available-for-sale or cost method is reduced to estimated fair value, and the amount of any such reduction would be included in the Consolidated statements of income and other comprehensive income as Other operating income.

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notes to consolidated financial statements

2                 accounting policy developments

(a)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The following standards are required to be applied for periods beginning on or after January 1, 2014, and, unless otherwise indicated, their effect on our financial performance has not been material:

•                  IAS 32, Financial Instruments (amended 2011)

•                  IFRIC 21, Levies.

(b)         Standards, interpretations and amendments to standards not yet effective and not yet applied

Based upon current facts and circumstances, we do not expect to be materially affected by the application of the following standards, unless otherwise indicated, and we are currently determining which date(s) we will select for initial compliance if earlier than the required compliance dates.

•                  Annual Improvements to IFRSs 2012-2014 Cycle, which are required to be applied for years beginning on or after January 1, 2016.

•                  IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018.

•                  IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2017. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue and to develop the common revenue standard. The new standard was released in May 2014 and supersedes existing standards and interpretations including IAS 18, Revenue. We are currently assessing the impacts and transition provisions of the new standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition (a significant judgment; see Note 1(b)) and in respect of capitalization of costs of obtaining a contract with a customer and the costs of contract fulfilment. The timing of revenue recognition and the classification of our revenues as either service or equipment will be affected due to the allocation of consideration in multiple element arrangements (solutions for our customers that may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time) no longer being affected by limitation cap methodology.

The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless segment. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of such revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). Although the underlying transaction economics would not differ, during sustained periods of growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions that include the initial provision of subsidized hardware will be similarly affected.

Similarly, the measurement, over the life of a contract, of total costs of contract acquisition and contract fulfilment will be unaffected by the new standard. The new standard, which will affect both our wireless and wireline segments, will result in such costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during sustained periods of growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice of immediately expensing such costs.

Our operations and associated systems are complex and our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including incremental requirements of our information technology systems) necessary to comply with the new standard is expected to span a period of time ending no earlier than early 2016. As a result, at this time, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

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notes to consolidated financial statements

3                 capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of TELUS Corporation shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization — excluding restructuring and other like costs (EBITDA* — excluding restructuring and other like costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring and other like costs is calculated as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt, EBITDA — excluding restructuring and other like costs and adjusted net earnings are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The calculation of these measures is as set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

The dividend payout ratio is calculated as the quarterly dividend declared per equity share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported amount is in respect of a fiscal year). The dividend payout ratio of adjusted net earnings differs in that it excludes: long-term debt prepayment premium; income tax-related adjustments; and the ongoing impacts of share options with the net-cash settlement feature.

During 2014, our strategy, which was unchanged from 2013, included maintaining the financial measures set out in the following table. We believe that our financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A- or the equivalent, provide reasonable access to capital.

As at, or 12-month periods ended, December 31 ($ in millions)	Measure	2014	2013
Components of debt and coverage ratios
Net debt(1)		$9,393	$7,592
EBITDA — excluding restructuring and other like costs(2)		$4,291	$4,116
Net interest cost(3)		$440	$370

Debt ratio
Net debt to EBITDA — excluding restructuring and other like costs	1.50 – 2.00(4)	2.19	1.84

Coverage ratios
Earnings coverage(5)		5.3	5.5

EBITDA — excluding restructuring and other like costs interest coverage(6)		9.8	11.1

Other measures
Dividend payout ratio of adjusted net earnings(7)		69%	70%
Dividend payout ratio	65%–75%(8)	69%	71%

(1)         Net debt is calculated as follows:

As at December 31	2014	2013
Long-term debt (Note 21)	$9,310	$7,493
Debt issuance costs netted against long-term debt	43	35
Cash and temporary investments, net	(60)	(336)
Short-term borrowings	100	400
Net debt	$9,393	$7,592

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

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notes to consolidated financial statements

(2)         EBITDA — excluding restructuring and other like costs is calculated as follows:

Years ended December 31	Note	2014	2013
EBITDA	5	$4,216	$4,018
Restructuring and other like costs	15	75	98
EBITDA — excluding restructuring and other like costs		$4,291	$4,116

(3)         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(4)         Our long-term policy guideline for the debt ratio is 1.50 — 2.00 times. The ratio as at December 31, 2014, is outside of the range of the long-term policy guideline as a result of funding the purchase of the 700 MHz spectrum licences; given the cash demands of upcoming spectrum auctions and other requirements, the assessment of the guideline and return to the range remains to be determined. Our strategy is to maintain credit ratings in the range of BBB+ to A-, or equivalent. We are well in compliance with the leverage ratio covenant in our credit facilities, which state that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 21(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

(5)         Earnings coverage is defined as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; and long-term debt prepayment premium).

(6)         EBITDA — excluding restructuring and other like costs interest coverage is defined as EBITDA — excluding restructuring and other like costs divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

(7)         Adjusted net earnings attributable to equity shares is calculated as follows:

Years ended December 31	2014	2013
Net income	$1,425	$1,294
Long-term debt prepayment premium, after income tax	10	17
Income tax-related adjustments	(6)	3
Adjusted net earnings attributable to equity shares	$1,429	$1,314

(8)         Our target guideline for the dividend payout ratio is 65%—75% of sustainable earnings on a prospective basis.

Net debt to EBITDA — excluding restructuring and other like costs was 2.19 times at December 31, 2014, up from 1.84 times one year earlier; the increase in net debt, due in part to funding our purchase of 700 MHz spectrum licences (see Note 17(a)), was partly offset by growth in EBITDA — excluding restructuring and other like costs. The earnings coverage ratio for the twelve-month period ended December 31, 2014, was 5.3 times, down from 5.5 times one year earlier; an increase in net interest costs reduced the ratio by 0.7, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.5. The EBITDA — excluding restructuring and other like costs interest coverage ratio for the twelve-month period ended December 31, 2014, was 9.8 times, down from 11.1 times one year earlier; an increase in net interest costs reduced the ratio by 1.8, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.5.

4                 financial instruments

(a)         Risks — overview

Our financial instruments and the nature of certain risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	X		X
Construction credit facilities advances to real estate joint venture				X
Short-term obligations		X	X	X
Accounts payable		X	X
Provisions (including restructuring accounts payable)		X	X		X
Long-term debt		X		X
Measured at fair value
Cash and temporary investments	X		X	X
Short-term investments				X	X
Long-term investments (not subject to significant influence)(1)			X		X
Foreign exchange derivatives(2)	X	X	X
Share-based compensation derivatives(2)	X	X			X

(1)         Long-term investments over which we do not have significant influence are measured at fair value if the fair values can be reliably measured.

(2)         Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

21

notes to consolidated financial statements

(b)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (d)), the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2014	2013
Cash and temporary investments, net	$60	$336
Accounts receivable	1,483	1,461
Derivative assets	31	15
	$1,574	$1,812

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable for which an allowance has not been made as at the dates of the Consolidated statements of financial position. As at December 31, 2014, the weighted average life of customer accounts receivable was 29 days (2013 — 28 days) and the weighted average life of past-due customer accounts receivable was 62 days (2013 — 61 days). Any late payment charges are levied, at an industry-based market or negotiated rate, on outstanding non-current customer account balances.

As at December 31 (millions)	Note	2014	2013
Customer accounts receivable net of allowance for doubtful accounts
Less than 30 days past billing date		$833	$852
30-60 days past billing date		214	204
61-90 days past billing date		55	63
Greater than 90 days past billing date		68	53
		$1,170	$1,172
Customer accounts receivable	25(a)	$1,214	$1,212
Allowance for doubtful accounts		(44)	(40)
		$1,170	$1,172

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer accounts receivable arose are all considered when determining whether allowances should be made for past-due accounts; the same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2014	2013
Balance, beginning of period	$40	$44
Additions (doubtful accounts expense)	44	41
Net use	(40)	(45)
Balance, end of period	$44	$40

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

22

notes to consolidated financial statements

(c)          Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•                  maintaining bilateral bank facilities (Note 19) and a syndicated credit facility (Note 21(d));

•                  the selling of trade receivables to an arm’s-length securitization trust (Note 19);

•                  maintaining a commercial paper program (Note 21(c));

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 21(f). As at December 31, 2014, we could offer $3.0 billion of debt or equity securities pursuant to the shelf prospectus which is effective until December 2016; during the year ended December 31, 2014, we exhausted the shelf prospectus under which we could offer $2.2 billion of debt or equity securities as at December 31, 2013. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the derivative financial liability contractual maturities with those of the risk exposures they are being used to manage.

Our undiscounted financial liability expected maturities do not differ significantly from the contractual maturities, other than as noted below. Our undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
	Non-interest			Construction
	bearing		Long-term	credit facilities	Currency swap agreement
	financial	Short-term	debt(1)	commitment	amounts to be exchanged
As at December 31, 2014 (millions)	liabilities	borrowings(1)	(Note 21)	(Note 18)(2)	(Receive)	Pay	Total
2015
First quarter	$1,195	$—	$214	$85	$(49)	$47	$1,492
Balance of year	604	1	471	—	(114)	111	1,073
2016	6	102	1,011	—	—	—	1,119
2017	9	—	1,083	—	—	—	1,092
2018	4	—	365	—	—	—	369
2019	3	—	1,365	—	—	—	1,368
Thereafter	7	—	9,696	—	—	—	9,703
Total	$1,828	$103	$14,205	$85	$(163)	$158	$16,216

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2014.

(2)         The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2016.

	Non-derivative				Derivative
	Non-interest			Construction
	bearing		Long-term	credit facilities	Currency swap agreement
	financial	Short-term	debt(1)	commitment	amounts to be exchanged
As at December 31, 2013 (millions)	liabilities	borrowings(1)	(Note 21)	(Note 18)(2)	(Receive)	Pay	Total
2014
First quarter	$1,116	$2	$60	$156	$(72)	$70	$1,332
Balance of year	525	403	313	—	(127)	124	1,238
2015	49	—	988	—	—	—	1,037
2016	5	—	922	—	—	—	927
2017	4	—	994	—	—	—	998
2018	2	—	276	—	—	—	278
Thereafter	5	—	7,505	—	—	—	7,510
Total	$1,706	$405	$11,058	$156	$(199)	$194	$13,320

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2013.

(2)         The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2015.

(d)         Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

23

notes to consolidated financial statements

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options only on a limited basis.

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed rates and as a result, their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, we could be exposed to interest rate risks.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint venture is not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of our currently outstanding long-term debt, other than for commercial paper and amounts drawn on our credit facilities (Note 21(d)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates but the associated cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

(f)           Other price risk

Provisions

We are exposed to other price risk arising from written put options provided for non-controlling interests.

Short-term investments

If the balance of the short-term investments line item on the statement of financial position includes equity instruments, we would be exposed to equity price risks.

Long-term investments

We are exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives

We are exposed to other price risk arising from cash-settled share-based compensation (appreciating equity share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements have been entered into that fix the cost associated with our restricted stock units (Note 13(c)).

(g)         Market risk

Net income and other comprehensive income for the years ended December 31, 2014 and 2013, could have varied if the Canadian dollar: U.S. dollar exchange rate and our equity shares’ price varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of shares at the statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

24

notes to consolidated financial statements

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2014	2013	2014	2013	2014	2013
Reasonably possible changes in market risks(1)
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(12)	$(10)	$—	$(4)	$(12)	$(14)
Canadian dollar depreciates	$11	$6	$—	$4	$11	$10
25%(2) change in equity share price(3)
Price increases	$(10)	$(4)	$14	$11	$4	$7
Price decreases	$8	$4	$(14)	$(11)	$(6)	$(7)

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the equity share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a twelve-month data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology, the volatility of our Common Share price as at December 31, 2014, was 14.4% (2013 — 20.0%).

(3)         The hypothetical effects of changes in the price of our equity shares are restricted to those which would arise from our share-based compensation items that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(h)        Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of short-term investments, if any, equal their fair values as they are classified as held for trading. The fair values are determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair values of our investments accounted for as available-for-sale are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon our equity share price as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy at which they are measured are as set out in the following table.

25

notes to consolidated financial statements

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at December 31 (millions)	2014	2013	2014	2013	2014	2013	2014	2013
Assets
Foreign exchange derivatives	$4	$5	$—	$—	$4	$5	$—	$—
Share-based compensation derivatives	27	10	—	—	27	10	—	—
Available-for-sale portfolio investments	26	30	5	11	21	19	—	—
	$57	$45	$5	$11	$52	$34	$—	$—
Liabilities
Foreign exchange derivatives	$—	$1	$—	$—	$—	$1	$—	$—

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

			2014		2013
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Notional amount	Fair value and carrying value
Current Assets(1)
Derivatives used to manage
Currency risks arising from U.S. dollar denominated purchases	HFT(2)	2015	$109	$4	$104	$3
Currency risks arising from U.S. dollar denominated purchases	HFH(3)	2014	$—	—	$57	2
Currency risks arising from Euro denominated purchases	HFT(2)	2015	$—	—	$1	—
Currency risks arising from U.S. dollar revenues	HFT(2)	2015	$30	—	$—	—
Changes in share-based compensation costs (Note 13(c))	HFH(3)	2015	$91	23	$4	1
				$27		$6
Other Long-Term Assets(1)
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH(3)	2016	$64	$4	$88	$9
Current Liabilities(1)
Derivatives used to manage
Currency risks arising from U.S. dollar revenues	HFT(2)	2015	$19	$—	$32	$1

(1)         Derivative financial assets and liabilities are not set off.

(2)         Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(3)         Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	2014		2013
As at December 31 (millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt (Note 21)	$9,310	$10,143	$7,493	$7,935

(i)            Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, on derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 10)
	(effective portion) (Note 10)			Amount
Years ended December 31 (millions)	2014	2013	Location	2014	2013
Derivatives used to manage:
Currency risks arising from U.S. dollar denominated purchases	$—	$6	Goods and services purchased	$2	$5
Changes in share-based compensation costs (Note 13(c))	20	12	Employee benefits expense	17	12
	$20	$18		$19	$17

26

notes to consolidated financial statements

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated statements of income and other comprehensive income.

		Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2014	2013
Derivatives used to manage currency risks	Financing costs	$4	$11

5                 segmented information

General

The operating segments that are regularly reported to our Chief Executive Officer (our chief operating decision-maker) are wireless and wireline. Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)) and whose operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

As we do not currently aggregate operating segments, our reportable segments are also wireless and wireline. The wireless segment includes network revenues (data and voice) and equipment sales. The wireline segment includes data (which includes Internet protocol; television; hosting, managed information technology and cloud-based services; business process outsourcing; and certain healthcare solutions), voice, and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The following segmented information is regularly reported to our chief operating decision-maker.

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2014	2013	2014	2013	2014	2013	2014	2013
Operating revenues
External revenue	$6,587	$6,130	$5,415	$5,274	$—	$—	$12,002	$11,404
Intersegment revenue	54	47	175	169	(229)	(216)	—	—
	$6,641	$6,177	$5,590	$5,443	$(229)	$(216)	$12,002	$11,404
EBITDA(1)	$2,727	$2,604	$1,489	$1,414	$—	$—	$4,216	$4,018
CAPEX, excluding spectrum licences(2)	$832	$712	$1,527	$1,398	$—	$—	$2,359	$2,110
EBITDA less CAPEX, excluding spectrum licences	$1,895	$1,892	$(38)	$16	$—	$—	$1,857	$1,908
					Operating revenues (above)		$12,002	$11,404
					Goods and services purchased		5,299	4,962
					Employee benefits expense		2,487	2,424
					EBITDA (above)		4,216	4,018
					Depreciation		1,423	1,380
					Amortization		411	423
					Operating income		2,382	2,215
					Financing costs		456	447
					Income before income taxes		$1,926	$1,768

(1)          Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX); see Note 25(b) for a reconciliation of capital expenditures excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the Consolidated statements of cash flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location where the goods and/or services are provided. We do not have material revenues that we attribute to countries other than Canada (our country of domicile), nor do we have material amounts of property, plant, equipment, intangible assets and/or goodwill located outside of Canada; information about such non-material amounts is not regularly reported to our chief operating decision-maker.

27

notes to consolidated financial statements

6                 other operating income

Years ended December 31 (millions)	Note	2014	2013
Government assistance, including deferral account amortization		$55	$55
Investment (loss)		(2)	(1)
Interest income	18(c)	3	2
Gain on disposal of assets and other		19	12
		$75	$68

We receive government assistance, as defined by IFRS-IASB, from a number of sources and include such receipts in Other operating income.

CRTC subsidy

Local exchange carriers’ costs of providing the level of residential basic telephone services that the CRTC requires to be provided in high cost serving areas are greater than the amounts the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC directs the collection of contribution payments, in a central fund, from all registered Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed to incumbent local exchange carriers as subsidy payments to partially offset the costs of providing residential basic telephone services in non-forborne high cost serving areas. The subsidy payments are based upon a total subsidy requirement calculated on a per network access line/per band subsidy rate. For the year ended December 31, 2014, our subsidy receipts were $23 million (2013 — $24 million).

The CRTC currently determines, at a national level, the total annual contribution requirement necessary to pay the subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their CRTC-defined telecommunications service revenue. The final contribution expense rate for 2014 was 0.55% and the interim rate for 2015 has been set at 0.56%. For the year ended December 31, 2014, our contributions to the central fund, which are accounted for as goods and services purchased, were $28 million (2013 — $29 million).

Government of Québec

Salaries for qualifying employment positions in the province of Québec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2014, we recorded $7 million (2013 — $7 million).

7                 employee benefits expense

Years ended December 31 (millions)	Note	2014	2013
Employee benefits expense — gross
Wages and salaries		$2,424	$2,321
Share-based compensation	13	120	105
Pensions — defined benefit	14(b)	86	108
Pensions — defined contribution	14(g)	84	77
Other defined benefits	14-(c)	1	—
Restructuring costs	15(b)	54	71
Other		151	151
		2,920	2,833
Capitalized internal labour costs
Property, plant and equipment		(293)	(286)
Intangible assets subject to amortization		(140)	(123)
		(433)	(409)
		$2,487	$2,424

28

notes to consolidated financial statements

8                 financing costs

Years ended December 31 (millions)	Note	2014	2013
Interest expense(1)
Interest on long-term debt		$433	$363
Interest on short-term borrowings and other		5	9
Interest accretion on provisions	20	8	8
Long-term debt prepayment premium	21(a)-(b)	13	23
		459	403
Employee defined benefit plans net interest	14(b)-(c)	3	54
Foreign exchange		(4)	(2)
		458	455
Interest income
Interest on income tax refunds		—	(4)
Other		(2)	(4)
		(2)	(8)
		$456	$447

(1)         No financing costs were capitalized to property, plant and equipment and/or intangible assets during the years ended December 31, 2014 and 2013.

9                 income taxes

(a)         Expense composition and rate reconciliation

Years ended December 31 (millions)	2014	2013
Current income tax expense (recovery)
For current reporting period	$340	$457
Adjustments recognized in the current period for income tax of prior periods	(27)	(4)
	313	453
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	167	9
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	22
Adjustments recognized in the current period for income tax of prior periods	21	(10)
	188	21
	$501	$474

Our income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2014		2013
Basic blended income tax at weighted average statutory income tax rates	$504	26.2%	$461	26.1%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	—	22	1.2
Adjustments recognized in the current period for income tax of prior periods	(6)	(0.4)	(14)	(0.8)
Other	3	0.2	5	0.3
Income tax expense per Consolidated statements of income and other comprehensive income	$501	26.0%	$474	26.8%

Our basic blended weighted average statutory income tax rate is the aggregate of the following:

Years ended December 31	2014	2013
Basic federal rate	14.7%	14.7%
Weighted average provincial rate	10.9	10.8
Non-Canadian jurisdictions	0.6	0.6
	26.2%	26.1%

(b)         Temporary differences

We must make significant estimates in respect of the composition of our deferred income tax liability. Our operations are complex and the related income tax interpretations, regulations and legislation are continually changing. As a result, there are usually some income tax matters in question.

Temporary differences comprising the net deferred income tax liability and the amounts of deferred income tax expense recognized in the Consolidated statements of income and other comprehensive income for each temporary difference are estimated as follows:

29

notes to consolidated financial statements

(millions)	Property, plant and equipment and intangible assets subject to amortization	Intangible assets with indefinite lives	Partnership income unallocated for income tax purposes	Net pension and share- based compensation amounts	Reserves not currently deductible	Losses available to be carried forward(1)	Other	Net deferred income tax liability
As at January 1, 2013	$456	$1,155	$456	$(342)	$(97)	$(33)	$29	$1,624
Recognized in
Net income	84	35	(58)	(18)	11	(3)	(30)	21
Other comprehensive income	—	—	—	342	—	—	(1)	341
Business acquisitions and other	—	45	—	—	(4)	(118)	(18)	(95)
As at December 31, 2013	540	1,235	398	(18)	(90)	(154)	(20)	1,891
Recognized in
Net income	61	38	(39)	(19)	(23)	147	23	188
Other comprehensive income	—	—	—	(157)	—	—	—	(157)
Business acquisitions and other	—	16	—	—	(22)	2	18	14
As at December 31, 2014	$601	$1,289	$359	$(194)	$(135)	$(5)	$21	$1,936

(1)          We expect to be able to utilize our non-capital losses prior to expiry.

IFRS-IASB requires the separate disclosure of temporary differences arising from the carrying value of the investments in subsidiaries and partnerships exceeding their tax base, for which no deferred income tax liabilities have been recognized. In our specific instance this is relevant to our investments in Canadian subsidiaries and Canadian partnerships. We are not required to recognize such deferred income tax liabilities as we are in a position to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. Although we are in a position to control the timing and reversal of temporary differences in respect of our non-Canadian subsidiaries, and it is not probable that such differences will reverse in the foreseeable future, we do recognize all potential taxes for repatriation of substantially all unremitted earnings of our non-Canadian subsidiaries.

(c)          Other

We have net capital losses and such losses may only be applied against realized taxable capital gains. We expect to include a net capital loss carry-forward of $3 million (2013 — $4 million) in our Canadian income tax returns. During the year ended December 31, 2014, we recognized the benefit of $1 million (2013 — $NIL) in net capital losses.

We conduct research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2014, we recorded Investment Tax Credits of $9 million (2013 — $9 million). Of the Investment Tax Credits we recorded during the year ended December 31, 2014, $6 million (2013 — $5 million) was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of Goods and services purchased.

30

notes to consolidated financial statements

10          other comprehensive income

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(i))
Years ended December 31 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Cumulative foreign currency translation adjustment	Change in unrealized fair value of available-for- sale financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements(1)	Other comp. income
Accumulated balance as at January 1, 2013			$3	$4	$33	$40
Other comprehensive income (loss)
Amount arising	$18	$(17)	1	4	(15)	(10)	$1,340	$1,330
Income taxes	$5	$(4)	1	—	(2)	(1)	342	341
Net			—	4	(13)	(9)	$998	$989
Accumulated balance as at December 31, 2013			3	8	20	31
Other comprehensive income (loss)
Amount arising	$20	$(19)	1	10	(4)	7	$(602)	$(595)
Income taxes	$5	$(5)	—	—	—	—	(157)	(157)
Net			1	10	(4)	7	$(445)	$(438)
Accumulated balance as at December 31, 2014			$4	$18	$16	$38

(1)             The amounts arising presented as employee defined benefit plan re-measurements are comprised as follows:

	2014			2013
Years ended December 31	Defined benefit pension plans (Note 14(b))	Other defined benefit plans (Note14(c))	Total	Defined benefit pension plans (Note 14(b))	Other defined benefit plans (Note 14(c))	Total
Actual return on plan assets greater (less) than discount rate	$429	$—	$429	$717	$—	$717
Re-measurements arising from:
Demographic assumptions	(67)	2	(65)	(299)	(1)	(300)
Financial assumptions	(984)	(2)	(986)	973	2	975
Changes in the effect of limiting the net defined benefit assets to the asset ceiling	20	—	20	(54)	2	(52)
	$(602)	$—	$(602)	$1,337	$3	$1,340

As at December 31, 2014, our estimate of the net amount of existing gains arising from the unrealized fair value of derivatives designated as cash flow hedges that are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding income tax effects, is $4 million.

11          per share amounts

Basic net income per equity share is calculated by dividing net income by the total weighted average number of equity shares outstanding during the period. Diluted net income per equity share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equalled diluted net income for all periods presented.

Years ended December 31 (millions)	2014	2013
Basic total weighted average number of equity shares outstanding	616	640
Effect of dilutive securities
Share option awards	2	3
Diluted total weighted average number of equity shares outstanding	618	643

For the years ended December 31, 2014 and 2013, no outstanding share option awards were excluded in the computation of diluted net income per equity share.

31

notes to consolidated financial statements

12          dividends per share

(a)         Dividends declared

Years ended December 31 (millions except per share amounts)	2014				2013
	Declared		Paid to		Declared		Paid to
Equity share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 11, 2014	$0.36	Apr. 1, 2014	$224	Mar. 11, 2013	$0.32	Apr. 1, 2013	$209
Quarter 2 dividend	Jun. 10, 2014	0.38	Jul. 2, 2014	234	Jun. 10, 2013	0.34	Jul. 2, 2013	222
Quarter 3 dividend	Sep. 10, 2014	0.38	Oct. 1, 2014	233	Sep. 10, 2013	0.34	Oct. 1, 2013	213
Quarter 4 dividend	Dec. 11, 2014	0.40	Jan. 2, 2015	244	Dec. 11, 2013	0.36	Jan. 2, 2014	222
		$1.52		$935		$1.36		$866

On February 11, 2015, the Board of Directors declared a quarterly dividend of $0.40 per share on our issued and outstanding Common Shares payable on April 1, 2015, to holders of record at the close of business on March 11, 2015. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on March 11, 2015.

(b)         Dividend Reinvestment and Share Purchase Plan

General

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of equity shares may acquire equity shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this Plan, we have the option of offering shares from Treasury or having the trustee acquire shares in the stock market.

Reinvestment of dividends

We may, at our discretion, offer the equity shares at a discount of up to 5% from the market price. We opted to have the trustee acquire the equity shares in the stock market with no discount offered. In respect of equity share dividends declared during the year ended December 31, 2014, $46 million (2013 — $50 million) was to be reinvested in equity shares.

Optional cash payments

Under the share purchase feature of the Plan, eligible shareholders can, on a monthly basis, make optional cash payments and purchase our Common Shares at market price without brokerage commissions or service charges; such purchases are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

13          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

	2014			2013
Years ended December 31 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards	$3	$—	$3	$6	$—	$6
Restricted stock units(1)	81	(10)	71	65	(47)	18
Employee share purchase plan	36	(36)	—	34	(34)	—
	$120	$(46)	$74	$105	$(81)	$24

(1)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)).

For the year ended December 31, 2014, the associated operating cash outflows in respect of restricted stock units are net of cash inflows arising from the cash-settled equity swap agreements of $7 million (2013 — $15 million). For the year ended December 31, 2014, the income tax benefit arising from share-based compensation was $31 million (2013 — $26 million).

32

notes to consolidated financial statements

(b)         Share option awards

We use share option awards as a form of retention and incentive compensation. Employees may receive options to purchase equity shares at a price equal to the fair market value at the time of grant. Share option awards granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant. No share options were awarded in fiscal 2014 or 2013.

We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The weighted average fair value of share option awards granted is calculated by using the Black-Scholes model (a closed-form option pricing model). The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Common Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Our share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to our share option plan.

	2014		2013
Years ended December 31	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	8,101,853	$23.03	14,541,378	$21.52
Exercised(1)	(3,252,373)	$22.07	(6,011,649)	$19.26
Forfeited	(108,366)	$26.80	(369,386)	$24.97
Expired	(73,692)	$28.24	(58,490)	$21.57
Outstanding, end of period	4,667,422	$23.53	8,101,853	$23.03

(1)         The total intrinsic value of share option awards exercised for the year ended December 31, 2014, was $57 million (2013 — $94 million) (reflecting a weighted average price at the dates of exercise of $39.52 per share (2013 — $34.98 per share)). The difference between the number of share options exercised and the number of shares issued (as reflected in the Consolidated statements of changes in owners’ equity) is the effect of our choosing to settle share option award exercises using the net-equity settlement feature.

The following is a life and exercise price stratification of our outstanding share options, all of which are for Common Shares, as at December 31, 2014.

Options outstanding					Options exercisable
Range of option prices				Total		Weighted
Low	$14.91	$21.42	$28.56	$14.91	Number of	average
High	$20.78	$26.45	$31.69	$31.69	shares	price
Year of expiry and number of shares
2015	15,200	476,687	—	491,887	491,887	$21.95
2016	498,319	—	—	498,319	498,319	$15.32
2017	781,213	38,230	—	819,443	819,443	$16.61
2018	—	958,379	—	958,379	958,379	$23.31
2019	—	—	1,899,394	1,899,394	—	$—
	1,294,732	1,473,296	1,899,394	4,667,422	2,768,028
Weighted average remaining contractual life (years)	1.8	2.2	4.4	3.0
Weighted average price	$16.01	$22.84	$29.20	$23.53
Aggregate intrinsic value(1) (millions)	$34	$28	$24	$86

Options exercisable
Number of shares	1,294,732	1,473,296	—	2,768,028
Weighted average remaining contractual life (years)	1.8	2.2	—	2.0
Weighted average price	$16.01	$22.84	$—	$19.65
Aggregate intrinsic value(1) (millions)	$34	$28	$—	$62

(1)         The aggregate intrinsic value is calculated based on the December 31, 2014, price of $41.89 per Common Share.

33

notes to consolidated financial statements

(c)          Restricted stock units

We use restricted stock units as a form of retention and incentive compensation. Each restricted stock unit is nominally equal in value to one equity share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding equity share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding shares at the grant date. The restricted stock units generally become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted stock units outstanding have cliff vesting. The associated liability is normally cash-settled.

We also award restricted stock units that largely have the same features as our general restricted stock units, but have a variable payout (0% — 200%) depending upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on our shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted stock units affected by the total customer connections performance condition equals the fair market value of the corresponding shares at the grant date and thus the notional subset has been included with the presentation of our restricted stock units with only service conditions. The recurring estimation, which reflects a variable payout, of the fair value of the notional subset of our restricted stock units affected by the relative total shareholder return performance element is determined using a Monte Carlo simulation.

The following table presents a summary of our outstanding non-vested restricted stock units.

Non-vested restricted stock units as at December 31	2014	2013
Restricted stock units without market performance conditions
Restricted stock units with only service conditions	5,455,368	3,883,297
Notional subset affected by total customer connections performance condition	69,072	—
	5,524,440	3,883,297
Restricted stock units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	207,215	—
	5,731,655	3,883,297

The following table presents a summary of the activity related to our restricted stock units without market performance conditions.

	2014			2013
	Number of restricted stock units(1)		Weighted average grant-date	Number of restricted stock units(1)		Weighted average grant-date
Years ended December 31	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	3,833,297	—	$32.73	2,937,872	—	$26.29
Vested	—	18,759	$32.47	—	24,864	$24.10
Issued
Initial award	2,051,739	—	$38.90	2,523,819	—	$34.78
In lieu of dividends	214,316	391	$39.96	192,553	287	$34.15
Vested	(451,363)	451,363	$33.05	(1,674,511)	1,674,511	$24.57
Settled in cash	—	(431,796)	$33.11	—	(1,680,903)	$24.41
Forfeited and cancelled	(123,549)	—	$34.59	(146,436)	—	$29.31
Outstanding, end of period
Non-vested	5,524,440	—	$35.04	3,833,297	—	$32.73
Vested	—	38,717	$34.20	—	18,759	$32.47

(1)         Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance element.

With respect to certain issuances of restricted stock units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of our non-vested restricted stock units outstanding as at December 31, 2014, is set out in the following table.

34

notes to consolidated financial statements

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Our fixed cost per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units(1)
2015	2,711,000	$34.76	938,050	3,649,050
2016	1,572,000	$40.80	303,390	1,875,390
	4,283,000		1,241,440	5,524,440

(1)         Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance element.

(d)         Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, we are required to contribute a percentage between 20% and 40% as designated by us. For the years ended December 31, 2014 and 2013, we contributed 40% for employees up to a certain job classification; for more highly compensated job classifications, we contributed 35%. We record our contributions as a component of Employee benefits expense and our contribution vests on the earlier of a plan participant’s last day in our employ or the last business day of the calendar year of our contribution, unless the plan participant’s employment is terminated with cause, in which case the plan participant will forfeit any in-year contribution from us.

Years ended December 31 (millions)	2014	2013
Employee contributions	$98	$93
Employer contributions	36	34
	$134	$127

14          employee future benefits

We have a number of defined benefit and defined contribution plans providing pension and other retirement and post-employment benefits to most of our employees. As at December 31, 2014 and 2013, all registered defined benefit pension plans are closed to substantially all new participants and substantially all benefits have vested. Other employee benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant is a reflection of developments in our corporate history.

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined us prior to January 1, 2001, and certain unionized employees who joined us prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of our total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual increase in a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan which, subject to certain limited exceptions, ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of our total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of the annual increase in a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best 60 consecutive months.

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined us prior to April 1, 2006, any non-supervisory employee governed by a collective agreement who joined us prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of our total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

35

notes to consolidated financial statements

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual increase in a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best 60 consecutive months. The plan comprises less than one-tenth of our total accrued benefit obligation.

Other defined benefit pension plans

In addition to the foregoing plans, we have non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are primarily funded only as benefits are paid. These plans comprise less than 5% of our total accrued benefit obligation.

We have three contributory, non-indexed defined benefit pension plans arising from a pre-merger acquisition, which comprise less than 1% of our total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans

Other defined benefit plans, which are all non-contributory and, as at December 31, 2014 and 2013, non-funded, are comprised of a healthcare plan for retired employees and a life insurance plan; a disability income plan was settled during fiscal 2013. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. The disability income plan settled in fiscal 2013 provided payments to previously approved claimants and qualified eligible employees.

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Our contributions are determined in accordance with provisions of negotiated labour contracts, the current one of which is in effect until December 31, 2015, and are generally based on employee gross earnings. We are not required to guarantee the benefits or assure the solvency of the plan and are not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2014 and 2013, our contributions comprised a significant proportion of the employer contributions to the union pension plan; similarly, a significant proportion of the plan participants were our active and retired employee participants.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans

We offer three defined contribution pension plans, which are contributory, and are the pension plans that we sponsor that are available to non-unionized and certain unionized employees. Employees, annually, can generally choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. Generally, we match 100% of the contributions of employees up to 5% of their pensionable earnings and 80% of employee contributions greater than that. Membership in a defined contribution pension plan is generally voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution pension plan.

36

notes to consolidated financial statements

(a)         Defined benefit plans — funded status overview

Information concerning our defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2014	2013	2014	2013
ACCRUED BENEFIT OBLIGATIONS:
Balance at beginning of year	$7,910	$8,511	$42	$67
Current service cost	106	131	1	—
Past service cost	1	1	—	—
Interest expense	371	329	1	2
Actuarial loss (gain) arising from:
Demographic assumptions	67	299	(2)	1
Financial assumptions	984	(973)	2	(2)
Settlements	—	—	—	(21)
Benefits paid	(403)	(388)	(1)	(5)
Balance at end of year	9,036	7,910	43	42
PLAN ASSETS:
Fair value at beginning of year	7,974	7,147	—	23
Return on plan assets
Notional interest income on plan assets at discount rate	372	276	—	1
Actual return on plan assets greater (less) than discount rate	429	717	—	—
Settlements	—	—	—	(21)
Contributions
Employer contributions (e)	87	198	1	2
Employees’ contributions	27	29	—	—
Benefits paid	(403)	(388)	(1)	(5)
Administrative fees	(6)	(5)	—	—
Fair value at end of year	8,480	7,974	—	—
Effect of asset ceiling limit
Beginning of year	(59)	(5)	—	(2)
Change	17	(54)	—	2
End of year	(42)	(59)	—	—
Fair value of plan assets at end of year, net of asset ceiling limit	8,438	7,915	—	—
FUNDED STATUS — PLAN SURPLUS (DEFICIT)	$(598)	$5	$(43)	$(42)

The plan surplus (deficit) is reflected in the Consolidated statements of financial position as follows:

As at December 31 (millions)	Note	2014	2013
Funded status — plan surplus (deficit)
Pension benefit plans		$(598)	$5
Other benefit plans		(43)	(42)
		$(641)	$(37)
Presented in the Consolidated statements of financial position as:
Other long-term assets	25(a)	$49	$325
Other long-term liabilities	25(a)	(690)	(362)
		$(641)	$(37)

The measurement date used to determine the plan assets and accrued benefit obligations was December 31.

37

notes to consolidated financial statements

(b)         Defined benefit pension plans — details

Expense

Our defined benefit pension plan expense (recovery) was as follows:

	2014				2013
Years ended December 31 (millions) Recognized in	Employee benefits expense (Note 7)	Financing costs (Note 8)	Other comp. income (Note 10)	Total	Employee benefits expense (Note 7)	Financing costs (Note 8)	Other comp. income (Note 10)	Total
Current service cost	$79	$—	$—	$79	$102	$—	$—	$102
Past service costs	1	—	—	1	1	—	—	1
Net interest; return on plan assets
Interest expense arising from accrued benefit obligations	—	371	—	371	—	329	—	329
Return, including interest income, on plan assets(1)	—	(372)	(429)	(801)	—	(276)	(717)	(993)
Interest effect on asset ceiling limit	—	3	—	3	—	—	—	—
	—	2	(429)	(427)	—	53	(717)	(664)
Administrative fees	6	—	—	6	5	—	—	5
Re-measurements arising from:
Demographic assumptions	—	—	67	67	—	—	299	299
Financial assumptions	—	—	984	984	—	—	(973)	(973)
	—	—	1,051	1,051	—	—	(674)	(674)
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	(20)	(20)	—	—	54	54
	$86	$2	$602	$690	$108	$53	$(1,337)	$(1,176)

(1)         The interest income on plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligations.

Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. Our disaggregation of defined benefit pension plan surpluses and deficits at year-end is as follows:

	2014				2013
As at December 31 (millions)	Accrued benefit obligations	Plan assets	Difference	PBSR solvency position(1)	Accrued benefit obligations	Plan assets	Difference	PBSR solvency position(1)
Pension plans that have plan assets in excess of accrued benefit obligations	$624	$673	$49	$—	$6,893	$7,218	$325	$506
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	8,109	7,765	(344)	(426)	761	697	(64)	(16)
Unfunded	303	—	(303)	N/A (2)	256	—	(256)	N/A (2)
	8,412	7,765	(647)	(426)	1,017	697	(320)	(16)
	$9,036	$8,438	$(598)	$(426)	$7,910	$7,915	$5	$490

(1)         The Office of the Superintendent of Financial Institutions, by way of the Pension Benefits Standards Regulations, 1985 (PBSR) (see (e)), requires that a solvency valuation be performed on a periodic basis. The actual PBSR solvency positions are determined in conjunction with mid-year annual funding reports prepared by actuaries (see (e)); as a result, the PBSR solvency positions in this table as at December 31, 2014 and 2013, are interim estimates and updated estimates, respectively.

Interim estimated solvency ratios as at December 31, 2014, ranged from 89% to 98% (2013 — 98% to 111%) and the estimated three-year average solvency ratios, adjusted as required by the Pension Benefits Standards Regulations, 1985, ranged from 91% to 101% (2013 — 87% to 98%).

The solvency valuation effectively uses the fair value (excluding any asset ceiling limit effects) of the funded defined benefit pension plan assets (adjusted for theoretical wind-up expenses), to measure the solvency assets. Although the accrued benefit obligations and the solvency liabilities are calculated similarly, the assumptions used therein differ, primarily in respect of retirement ages, discount rates and that the solvency liabilities, due to the required assumption about each plan being terminated on the valuation date, do not include assumptions about future compensation levels. Relative to the experience-based estimates of retirement ages used for purposes of determining the accrued benefit obligations, the minimum no-consent retirement age used for solvency valuation purposes may result in either a greater or lesser pension liability, depending upon the provisions of each plan. The solvency positions in this table reflect composite weighted average discount rates of 2.40% (2013 — 3.72%). A hypothetical 25 basis point decrease in the composite weighted average discount rate would result in a $300 decrease in the PBSR solvency position as at December 31, 2014 (2013 — $270); these sensitivities are hypothetical, should be used with caution, are calculated without changing any other assumption and generally cannot be extrapolated because changes in amounts may not be linear.

(2)         PBSR solvency position calculations are not required for the three pension plans arising from a pre-merger acquisition or for the non-registered, unfunded pension plans.

38

notes to consolidated financial statements

As at December 31, 2014, undrawn letters of credit in the amount of $133 million (2013 — $84 million) secured certain of the defined benefit pension plans.

Future benefit payments

Estimated future benefit payments from our defined benefit pension plans, calculated as at December 31, 2014, are as follows:

Years ending December 31 (millions)
2015	$420
2016	434
2017	448
2018	459
2019	469
2020-2024	2,449

Fair value measurements

Information about the fair value measurements of our defined benefit pension plan assets, in aggregate, is as follows:

			Fair value measurements at reporting date using
	Total		Quoted prices in active markets for identical items		Other
As at December 31 (millions)	2014	2013	2014	2013	2014	2013
Asset class
Equity securities
Canadian	$2,205	$2,394	$1,758	$1,724	$447	$670
Foreign	2,355	2,491	1,720	1,938	635	553
Debt securities
Issued by national, provincial or local governments	1,704	1,309	1,245	1,023	459	286
Corporate debt securities	904	790	—	—	904	790
Asset-backed securities	33	31	—	—	33	31
Commercial mortgages	497	319	—	—	497	319
Cash and cash equivalents	246	182	3	6	243	176
Real estate	536	458	17	27	519	431
	8,480	7,974	$4,743	$4,718	$3,737	$3,256
Effect of asset ceiling limit	(42)	(59)
	$8,438	$7,915

As at December 31, 2014, we administered pension benefit trusts that held TELUS Corporation shares and debt with fair values of approximately $NIL (2013 — $NIL) and $8 million (2013 — $9 million), respectively. As at December 31, 2014 and 2013, pension benefit trusts that we administered did not lease real estate to us.

(c)          Other defined benefit plans — details

Expense

Our other defined benefit plan expense was as follows:

	2014				2013
Years ended December 31 (millions) Recognized in	Employee benefits expense (Note 7)	Financing costs (Note 8)	Other comp. income (Note 10)	Total	Financing costs (Note 8)	Other comp. income (Note 10)	Total
Current service cost	$1	$—	$—	$1	$—	$—	$—
Net interest; return on plan assets
Interest expense arising from accrued benefit obligations	—	1	—	1	2	—	2
Return, including interest income, on plan assets(1)	—	—	—	—	(1)	—	(1)
	—	1	—	1	1	—	1
Re-measurements arising from:
Demographic assumptions	—	—	(2)	(2)	—	1	1
Financial assumptions	—	—	2	2	—	(2)	(2)
	—	—	—	—	—	(1)	(1)
Change in the effect of limiting net defined benefit assets to the asset ceiling	—	—	—	—	—	(2)	(2)
	$1	$1	$—	$2	$1	$(3)	$(2)

(1)         The interest income on plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligations.

39

notes to consolidated financial statements

Future benefit payments

Estimated future benefit payments from our other defined benefit plans, calculated as at December 31, 2014, are as follows:

Years ending December 31 (millions)
2015	$2
2016	2
2017	2
2018	2
2019	2
2020-2024	8

Fair value measurements

As at December 31, 2012, we had one other funded defined benefit plan and it had only one asset, an experience-related underwriting agreement, which did not have a fair value determinable by reference to a quoted price in an active market for an identical item; during the year ended December 31, 2013, this plan was settled.

(d)         Plan investment strategies and policies

Our primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal is to maximize the long-term rate of return on the defined benefit plans’ assets within a level of risk acceptable to us.

Risk management

We consider absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and the characteristics of the plans’ memberships significantly influence investment strategies and policies. We manage risk by specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each plan’s required Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the designated governing body. The SIPP guidelines and limits are further governed by the permitted investments and lending limits set out in the Pension Benefits Standards Regulations, 1985. As well as conventional investments, each fund’s SIPP may provide for the use of derivative products to facilitate investment operations and to manage risk, provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIPP. Internally managed funds are prohibited from increasing grandfathered investments in our securities; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, our predecessors. Externally managed funds are permitted to invest in our securities, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIPP.

Diversification

Our strategy for investments in equity securities is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20% — 30% of total plan assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of plan assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plan assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plan assets, hedging of potential long-term inflation and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of our defined benefit pension plans, we purposely mismatch plan assets and benefit obligations. This mismatching is effected by including equity investments in the long-term asset mix, as well as fixed income securities and mortgages with durations that differ from those of the benefit obligations.

As at December 31, 2014, the present value-weighted average timing of estimated cash flows for the obligations (duration) of the defined benefit pension plans was 14.2 years (2013 — 13.0 years) and of the other defined benefit plans was 8.3 years (2013 — 8.1 years). Compensation for liquidity issues that may have otherwise arisen from the mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from diversified investment holdings.

40

notes to consolidated financial statements

Asset allocations

Our defined benefit pension plans’ target asset allocations and actual asset allocations are as follows:

	Target allocation	Percentage of plan assets at end of year
Years ended December 31	2015	2014	2013
Equity securities	35-55%	54%	61%
Debt securities	40-60%	40%	33%
Real estate	5-11%	6%	6%
Other	0-4%	—	—
		100%	100%

As at December 31, 2014 and 2013, we had only unfunded other benefit plans, therefore there were no assets in these plans as at those dates and there is no target allocation for 2015.

(e)          Employer contributions

The determination of the minimum funding amounts necessary for substantially all of our registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

•                  Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces our minimum funding requirement for current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities, determined on a projected benefit basis.

•                  As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s average solvency liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years. So as to manage the risk of overfunding the plans, which results from the solvency valuation for funding purposes utilizing the average solvency ratios, our funding may include the provision of letters of credit.

Our best estimate of fiscal 2015 employer contributions to our defined benefit plans is approximately $88 million for defined benefit pension plans. This estimate is based upon the mid-year 2014 annual funding reports that were prepared by actuaries using December 31, 2013, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2015.

(f)           Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions that are used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits.

Demographic assumptions

In determining the defined benefit pension expense recognized in net income for the year ended December 31, 2014, we utilized the Canadian Institute of Actuaries CPM 2014 mortality tables. For the year ended December 31, 2013, we utilized the 1994 Uninsured Pensioner Mortality Table (UP94 Table) with generational projection for future mortality improvements using Mortality Table Projection Scale AA.

Financial assumptions

The discount rate, which is used to determine a plan’s accrued benefit obligations, is based upon the yield on long-term, high-quality fixed-term investments, and is set annually. The rate of future increases in compensation is based upon current benefits policies and economic forecasts.

41

notes to consolidated financial statements

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring our accrued benefit obligations are as follows:

	Pension benefit plans		Other benefit plans
	2014	2013	2014	2013
Discount rate used to determine:
Net benefit costs for the year ended December 31	4.75%	3.90%	4.75%	3.90%
Accrued benefit obligations as at December 31	3.90%	4.75%	3.90%	4.75%

Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%	—	—
Accrued benefit obligations as at December 31	3.00%	3.00%	—	—

Sensitivity of key assumptions

The sensitivity of our key assumptions was as follows:

	Pension benefit plans				Other benefit plans
	2014		2013		2014		2013
Years ended, or as at, December 31 Increase (decrease) (in millions)	Change in obligations	Change in expense	Change in obligations	Change in expense	Change in obligations	Change in expense	Change in obligations	Change in expense
Sensitivity of key demographic assumptions to a one year increase(1) in life expectancy	$230	$11	$201	$11	$1	$—	$1	$—
Sensitivity of key financial assumptions to a hypothetical 25 basis point decrease(1) in:
Discount rate	$328	$18	$268	$16	$—	$—	$—	$—
Rate of future increases in compensation	$(28)	$(3)	$(23)	$(4)	$—	$—	$—	$—

(1)     These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a one year or a 25 basis point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the rate of future changes in compensation), which might magnify or counteract the sensitivities.

(g)         Defined contribution plans — expense

Our total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2014	2013
Union pension plan and public service pension plan contributions	$27	$27
Other defined contribution pension plans	57	50
	$84	$77

We expect that our 2015 union pension plan and public service pension plan contributions will be approximately $27 million.

15          restructuring and other like costs

(a)         Details of restructuring and other like costs

With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Restructuring and other like costs are presented in the Consolidated statements of income and other comprehensive income as set out in the following table:

Years ended December 31 (millions)	2014	2013
Goods and services purchased	$21	$27
Employee benefits expense	54	71
	$75	$98

(b)         Restructuring provisions

Employee related provisions and other provisions, as presented in Note 20, include amounts in respect of restructuring activities. In 2014, restructuring activities included ongoing efficiency initiatives such as: business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

42

notes to consolidated financial statements

	2014			2013
Years ended December 31 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Additions	$54	$22	$76	$73	$22	$95
Reversal	—	(1)	(1)	(2)	—	(2)
Expense	54	21	75	71	22	93
Use	(48)	(26)	(74)	(69)	(15)	(84)
Expenses greater (less) than disbursements	6	(5)	1	2	7	9
Restructuring provisions
Balance, beginning of period	35	33	68	33	26	59
Balance, end of period	$41	$28	$69	$35	$33	$68

(1)         The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the column with the same caption in Note 20.

These initiatives were intended to improve our long-term operating productivity and competitiveness. We expect that substantially all of the cash outflows in respect of the balance accrued as at the financial statement date will occur within twelve months thereof.

16          property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under finance lease	Other	Land	Assets under construction	Total
At cost
As at January 1, 2013	$24,004	$2,620	$6	$1,624	$55	$377	$28,686
Additions(1)	502	17	1	46	—	1,055	1,621
Additions arising from business acquisitions (Note 17(e))	2	1	—	5	—	—	8
Dispositions, retirements and other	(166)	(67)	(5)	(612)	—	—	(850)
Assets under construction put into service	777	142	—	81	—	(1,000)	—
As at December 31, 2013	25,119	2,713	2	1,144	55	432	29,465
Additions(1)	750	23	—	43	—	1,274	2,090
Additions arising from business acquisitions (Note 17(e))	—	—	—	1	—	—	1
Dispositions, retirements and other	(463)	(52)	—	(103)	—	—	(618)
Assets under construction put into service	1,009	117	—	76	—	(1,202)	—
As at December 31, 2014	$26,415	$2,801	$2	$1,161	$55	$504	$30,938

Accumulated depreciation
As at January 1, 2013	$17,493	$1,674	$6	$1,348	$—	$—	$20,521
Depreciation	1,156	129	—	95	—	—	1,380
Dispositions, retirements and other	(171)	(69)	(4)	(620)	—	—	(864)
As at December 31, 2013	18,478	1,734	2	823	—	—	21,037
Depreciation	1,192	126	—	105	—	—	1,423
Dispositions, retirements and other	(468)	(52)	—	(125)	—	—	(645)
As at December 31, 2014	$19,202	$1,808	$2	$803	$—	$—	$21,815

Net book value
As at December 31, 2013	$6,641	$979	$—	$321	$55	$432	$8,428
As at December 31, 2014	$7,213	$993	$—	$358	$55	$504	$9,123

(1)         For the year ended December 31, 2014, additions include $172 (2013 – $(24)) in respect of asset retirement obligations (see Note 20).

The gross carrying value of fully depreciated property, plant and equipment that was still in use as at December 31, 2014, was $2.9 billion (2013 – $2.9 billion).

As at December 31, 2014, our contractual commitments for the acquisition of property, plant and equipment were $321 million over a period ending December 31, 2015 (2013 — $197 million over a period ended December 31, 2014).

43

notes to consolidated financial statements

17          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Acquired brand	Total	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
At cost

As at January 1, 2013	$245	$206	$2,889	$95	$185	$3,620	$4,876	$7	$4,883	$8,503	$4,066	$12,569
Additions	—	—	7	3	455	465	67	—	67	532	—	532
Additions arising from business acquisitions (e)	—	11	5	2	—	18	225	—	225	243	35	278
Dispositions, retirements and other	—	—	(145)	(23)	—	(168)	—	—	—	(168)	—	(168)
Assets under construction put into service	—	—	451	7	(451)	7	—	(7)	(7)	—	—	—
As at December 31, 2013	245	217	3,207	84	189	3,942	5,168	—	5,168	9,110	4,101	13,211
Additions	—	—	11	3	427	441	1,171	—	1,171	1,612	—	1,612
Additions arising from business acquisitions (e)	—	12	4	—	—	16	51	—	51	67	20	87
Dispositions, retirements and other	—	(1)	(207)	(7)	—	(215)	—	—	—	(215)	—	(215)
Assets under construction put into service	—	—	391	3	(394)	—	—	—	—	—	—	—
As at December 31, 2014	$245	$228	$3,406	$83	$222	$4,184	$6,390	$—	$6,390	$10,574	$4,121	$14,695

Accumulated amortization

As at January 1, 2013	$71	$81	$2,102	$68	$—	$2,322	$—	$—	$—	$2,322	$364	$2,686
Amortization	13	28	376	6	—	423	—	—	—	423	—	423
Dispositions, retirements and other	—	2	(143)	(25)	—	(166)	—	—	—	(166)	—	(166)
As at December 31, 2013	84	111	2,335	49	—	2,579	—	—	—	2,579	364	2,943
Amortization	14	28	363	6	—	411	—	—	—	411	—	411
Dispositions, retirements and other	—	—	(208)	(5)	—	(213)	—	—	—	(213)	—	(213)
As at December 31, 2014	$98	$139	$2,490	$50	$—	$2,777	$—	$—	$—	$2,777	$364	$3,141

Net book value
As at December 31, 2013	$161	$106	$872	$35	$189	$1,363	$5,168	$—	$5,168	$6,531	$3,737	$10,268
As at December 31, 2014	$147	$89	$916	$33	$222	$1,407	$6,390	$—	$6,390	$7,797	$3,757	$11,554

(1)   Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

The gross carrying value of fully amortized intangible assets subject to amortization that were still in use as at December 31, 2014, was $706 million (2013 – $751 million). As at December 31, 2014, our contractual commitments for the acquisition of intangible assets were $89 million over a period ending December 31, 2018 (2013 – $43 million over a period ending December 31, 2018).

Industry Canada’s 700 MHz spectrum auction occurred during the three-month period ended March 31, 2014. We were the successful auction participant on 30 spectrum licences with a purchase price of $1.14 billion.

44

notes to consolidated financial statements

(b)         Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated for such assets held as at December 31, 2014, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2015	$393
2016	290
2017	180
2018	115
2019	77

(c)          Intangible assets with indefinite lives — spectrum licences

Our intangible assets with indefinite lives include spectrum licences granted by Industry Canada. Industry Canada’s spectrum licence policy terms indicate that the spectrum licences will likely be renewed. We expect our spectrum licences to be renewed every 20 years following a review by Industry Canada of our compliance with licence terms. In addition to current usage, our licensed spectrum can be used for planned and new technologies. As a result of our assessment of the combination of these significant factors, we currently consider our spectrum licences to have indefinite lives.

(d)         Impairment testing of intangible assets with indefinite lives and goodwill

General

As referred to in Note 1(j), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for us.

The carrying values of intangible assets with indefinite lives and goodwill allocated to each cash-generating unit are as set out in the following table.

	Intangible assets with indefinite lives		Goodwill		Total
As at December 31 (millions)	2014	2013	2014	2013	2014	2013
Wireless	$6,390	$5,168	$2,646	$2,657	$9,036	$7,825
Wireline	—	—	1,111	1,080	1,111	1,080
	$6,390	$5,168	$3,757	$3,737	$10,147	$8,905

The recoverable amounts of the cash-generating units’ assets have been determined based on a value in use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future.

We validate our value in use calculation results through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. The market-comparable approach uses current (at time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, we ensure that the combination of the valuations of the cash-generating units is reasonable based on our current (at time of test) market values.

Key assumptions

The value in use calculation uses discounted cash flow projections which employ the following key assumptions: future cash flows and growth projections (including judgment about the allocation of future capital expenditures supporting both wireless and wireline operations), associated economic risk assumptions and estimates of achieving key operating metrics and drivers; and the future weighted average cost of capital. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management’s best estimates. In the normal course, we make changes to key assumptions to reflect current (at time of test) economic conditions, updating of historical information used to develop the key assumptions and changes (if any) in our debt ratings.

The cash flow projection key assumptions are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2014 annual test purposes, at a consolidated pre-tax notional rate of 9.23% (2013 — 9.39%). For impairment testing valuations, the cash flows subsequent to the three-year projection period are extrapolated, for December 2014 annual test purposes, using perpetual growth rates of 1.75% (2013 — 1.75%) for the wireless cash-generating unit and 0.50% (2013 — 0.50%) for the wireline cash-generating unit; these growth rates do not exceed the observed long-term average growth rates for the markets in which we operate.

We believe that any reasonably possible change in the key assumptions on which the calculation of the recoverable amounts of our cash-generating units is based would not cause the cash-generating units’ carrying values (including the intangible assets with indefinite lives and the goodwill allocated to each cash-generating unit) to exceed their recoverable

45

notes to consolidated financial statements

amounts. If the future were to adversely differ from management’s best estimate of key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our intangible assets with indefinite lives and goodwill.

Sensitivity testing

Sensitivity testing was conducted as a part of the December 2014 annual test, a component of which was hypothetical changes in the future weighted cost of capital. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; under this scenario as well, we would be able to recover the carrying values of our intangible assets with indefinite lives and goodwill for the foreseeable future.

(e)          Business acquisitions

Various

During the years ended December 31, 2014 and 2013, we acquired 100% ownership of multiple businesses (including TELUS-branded wireless dealership businesses) complementary to our existing lines of business. There was $1 million (2013 — $5 million) of contingent consideration recorded in association with the transactions, payment of which is dependent upon achieving revenue, gross customer contract growth and employee retention targets through 2015. The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the low degree of tangible assets relative to the earnings capacity of the businesses; expected synergies; the benefits of acquiring established businesses with certain capabilities in the industry; and the geographic presence of the acquired businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

Public Mobile Holdings Inc.

During the year ended December 31, 2013, we entered into an agreement to acquire 100% of Public Mobile Holdings Inc., a Canadian wireless communications operator focused on the Toronto and Montreal markets. The transaction was subject to conditions that included approval by Industry Canada (such approval was received October 23, 2013) and the Competition Bureau (such approval was received November 29, 2013). The investment was made with a view to growing our wireless segment operations, including the acquisition of additional spectrum licences. Public Mobile Holdings Inc.’s results of operations were included in our wireless segment results effective November 29, 2013. The provisions recognized included amounts in respect of asset retirement obligations, severance, contract termination costs and onerous contracts acquired.

Acquisition-date fair values

The acquisition-date fair values assigned to assets acquired and liabilities assumed in the individually immaterial acquisitions and the immaterial adjustments made in the year ended December 31, 2014, to the fiscal 2013 Public Mobile Holdings Inc. acquisition preliminary purchase price allocations are as set out in the following table:

46

notes to consolidated financial statements

	2014	2013
	Various	Public Mobile Holdings Inc.			Various	Total
Acquisition period As at acquisition-date fair values (millions)	Purchase price amount assigned(1)	Preliminary purchase price allocated(2)	Adjustment in fiscal 2014	Purchase price amount assigned	Purchase price amount assigned
Assets
Current assets
Cash	$1	$21	$—	$21	$—	$21
Accounts receivable(3)	2	—	—	—	1	1
Other	—	10	(3)	7	1	8
	3	31	(3)	28	2	30
Non-current assets
Property, plant and equipment	1	5	—	5	3	8
Intangible assets subject to amortization(4)
Customer contracts, customer relationships (including those related to customer contracts) and leasehold interests	12	—	—	—	11	11
Software	4	—	—	—	5	5
Other	—	2	—	2	—	2
Intangible assets with indefinite lives — spectrum licences	—	225	51	276	—	276
Deferred income taxes	—	92	(5)	87	2	89
	17	324	46	370	21	391
Total identifiable assets acquired	20	355	43	398	23	421
Liabilities
Current liabilities
Accounts payable and accrued liabilities; other	1	46	(1)	45	—	45
Advance billings and customer deposits	3	4	1	5	7	12
Provisions	—	51	34	85	—	85
	4	101	34	135	7	142
Non-current liabilities
Provisions	—	15	(1)	14	—	14
Other	2	—	—	—	3	3
	2	15	(1)	14	3	17
Total liabilities assumed	6	116	33	149	10	159
Net identifiable assets acquired	14	239	10	249	13	262
Goodwill	31	11	(11)	—	24	24
Net assets acquired	$45	$250	$(1)	$249	$37	$286
Acquisition effected by way of:
Cash consideration	$39	$250	$(1)	$249	$30	$279
Accounts payable and accrued liabilities	5	—	—	—	2	2
Provisions	1	—	—	—	5	5
	$45	$250	$(1)	$249	$37	$286

(1)         The purchase price allocations, specifically in respect of intangible asset valuation, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in business acquisition transactions, until the time of acquisition of control, we did not have access to the acquired businesses’ books and records. Upon having sufficient time to review the acquired businesses’ books and records, we expect to finalize our purchase price allocations.

(2)         The purchase price allocations, specifically in respect of intangible asset valuation and provision measurement, had not been finalized as of the date of issuance of the consolidated financial statements for the year ended December 31, 2013. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to Public Mobile Holdings Inc.’s books and records. Having had sufficient time to review Public Mobile Holdings Inc.’s books and records, we have now finalized our purchase price allocations.

(3)         The fair value of the accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(4)         Customer contracts, customer relationships (including those related to customer contracts) and leasehold interests; software; and other are expected to be amortized over periods of six years; five years; and three years, respectively.

Pro forma disclosures

Any differences between the results of operations currently presented and the pro forma operating revenues, net income and basic and diluted net income per equity share amounts reflecting the results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal year are immaterial (as are the post-acquisition operating revenues and net income of the acquired businesses for the year ended December 31, 2014).

47

notes to consolidated financial statements

18          real estate joint ventures

(a)         General

In 2011 we partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in us, as one of the tenants, having new national headquarters. The new-build office tower, scheduled for completion in 2015, is being built to the 2009 Leadership in Energy and Environmental Design (LEED) Platinum standard and the neighbouring new-build residential condominium tower, scheduled for completion in 2016, is being built to the LEED Gold standard.

In 2013 we partnered, as equals, with two arm’s-length parties (one of which is also our TELUS Garden partner) in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2018, is to be built to the LEED Platinum standard.

(b)         Real estate joint ventures — summarized financial information

As at December 31 (millions)	2014	2013
ASSETS
Current assets
Cash and temporary investments, net	$11	$2
Sales contract deposits held by arm’s-length trustee	30	46
Other	7	5
	48	53
Non-current assets
Property under development
Residential condominiums (subject to sales contracts)	106	70
Investment property	228	119
	334	189
	$382	$242
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$7	$10
Non-current liabilities
Sales contract deposits
Payable	36	19
Held by arm’s-length trustee	30	46
Construction credit facilities	204	102
Construction holdback liabilities	10	5
Other financial liabilities(1)	18	18
	298	190
Liabilities	305	200
Owners’ equity
TELUS(2)	32	20
Other partners	45	22
	77	42
	$382	$242

(1)         Non-current other financial liabilities are due to us; such amounts are non-interest bearing, are secured by an $18 mortgage on the residential condominium tower, are payable in cash and are due subsequent to repayment of construction credit facilities.

(2)         The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed.

During the year ended December 31, 2014, the real estate joint ventures capitalized $5 million (2013 — $3 million) of financing costs.

48

notes to consolidated financial statements

(c)          Our transactions with the real estate joint ventures

	2014			2013
Years ended December 31 (millions)	Loans and receivables; other	Equity(1)	Total	Loans and receivables; other	Equity(1)	Total
Related to real estate joint ventures’ statements of financial position

Items not affecting currently reported cash flows
Our real estate contributed	$—	$7	$7	$—	$—	$—
Deferral of gain on our remaining interest in real estate contributed	—	(2)	(2)	—	—	—
Construction credit facilities financing costs charged by us and other (Note 6)	3	—	3	2	—	2
Cash flows in the currently reported period
Construction credit facilities
Amounts advanced	51	—	51	24	—	24
Financing costs paid to us	(3)	—	(3)	(1)	—	(1)
Funds we advanced or contributed, excluding construction credit facilities	—	6	6	—	—	—
Cash payment arising from joint venture capital account rebalancing	—	(1)	(1)	—	—	—
Net increase	51	10	61	25	—	25

Accounts with real estate joint ventures(2)
Balance, beginning of period	69	11	80	44	11	55
Balance, end of period	$120	$21	$141	$69	$11	$80

(1)         As set out in Note 1(s), we account for our interests in the real estate joint ventures using the equity method of accounting.

(2)         Non-current loans and receivables are included in our Consolidated statements of financial position as Other long-term assets (see Note 25(a)).

(d)         Commitments and contingent liabilities

Construction commitments

The TELUS Garden real estate joint venture is expected to spend a combined total of approximately $470 million on the construction of an office tower and a residential condominium tower. As at December 31, 2014, the real estate joint venture’s construction-related contractual commitments were approximately $100 million through to 2016 (2013 — $146 million through to 2015).

The TELUS Sky real estate joint venture is expected to spend a combined total of approximately $400 million on the construction of a mixed-use tower. As at December 31, 2014, the real estate joint venture’s construction-related contractual commitments were approximately $4 million through to 2018 (2013 — $8 million through to 2017).

Operating leases

We have a 20-year operating lease for our new national headquarter premises with the TELUS Garden real estate joint venture at market rates; the future minimum lease payments under the lease are as set out in Note 23(a). We have also entered into an operating lease letter of intent as an anchor tenant of the office component of the TELUS Sky real estate joint venture at market rates; minimum operating lease payments for the expected initial term of 20 years are estimated to total approximately $136 million.

Construction credit facilities — TELUS Garden

The real estate joint venture has credit agreements with two Canadian financial institutions (as 50% lender) and TELUS Corporation (as 50% lender) to provide $374 million (2013 — $413 million) of construction financing for the TELUS Garden project. The facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at December 31 (millions)	Note	2014	2013
Construction credit facilities commitment — TELUS Corporation
Undrawn	4(c)	$85	$156
Advances	25(a)	102	51
		187	207
Construction credit facilities commitment — other		187	206
		$374	$413

49

notes to consolidated financial statements

Other — TELUS Garden

We are to receive 50% of the earnings from the sale of residential condominium tower units in excess of the first $18 million of earnings; we are to receive 25% of the first $18 million of earnings and the arm’s-length co-owner is to receive 75%.

We have guaranteed the payment of 50% of the real estate joint venture’s construction credit facility carrying costs and costs to complete. We have also provided an environmental indemnity in favour of the construction lenders. If we pay out under such guarantee or indemnity because the arm’s-length co-owner has not paid its pro rata share of project costs, then we have recourse options available, including against the arm’s-length co-owner’s interest in the real estate joint venture.

As at December 31, 2014, we had no liability recorded in respect of real estate joint venture obligations and guarantees.

19          short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc. (see Note 24(a)), entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (2013 — $500 million). This revolving-period securitization agreement was renewed in 2014, its current term ends December 31, 2016, and it requires minimum cash proceeds from monthly sales of interests in certain trade receivables of $100 million; the term of the agreement in place at December 31, 2013, ended August 1, 2014, and minimum proceeds from monthly sales were $400 million. TELUS Communications Inc. is required to maintain at least a BB (2013 — BBB (low)) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2014, we had sold to the trust (but continued to recognize) trade receivables of $113 million (2013 — $458 million). Short-term borrowings of $100 million (2013 — $400 million) are comprised of amounts loaned to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on our bilateral bank facilities.

20          provisions

(millions)	Asset retirement obligation	Employee related	Other	Total
As at January 1, 2013	$156	$34	$81	$271
Additions	27	88	78	193
Use	(1)	(71)	(31)	(103)
Reversal	—	(2)	(4)	(6)
Interest effect(2)	(27)	—	1	(26)
As at December 31, 2013	155	49	125	329
Additions(1)	8	54	79	141
Use	(6)	(62)	(96)	(164)
Reversal(1)	(8)	—	(2)	(10)
Interest effect(2)	171	—	1	172
As at December 31, 2014	$320	$41	$107	$468
Current	$13	$49	$48	$110
Non-current	142	—	77	219
As at December 31, 2013	$155	$49	$125	$329
Current	$21	$41	$64	$126
Non-current	299	—	43	342
As at December 31, 2014	$320	$41	$107	$468

(1)         Other additions include $41 and asset retirement obligation reversal includes $8 arising from adjustments made to the preliminary purchase price allocation of a business, as disclosed in Note 17(e).

(2)         The difference of $164 (2013 — $(34)) between the interest effect in this table and the amount disclosed in Note 8 is in respect of the change in the discount rates applicable to the provision, such difference being included in the cost of the associated asset(s) by way of being included with (netted against) the additions in Note 16.

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these long-term assets are retired.

50

notes to consolidated financial statements

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in Note 15). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes: legal disputes; non-employee related restructuring activities (as discussed further in Note 15); and written put options, contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 23, we are involved in a number of legal disputes and are aware of certain other possible legal disputes. In respect of legal disputes, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of insurance or other recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contingent consideration, written put options in respect of non-controlling interests, contract termination costs and onerous contracts acquired. Cash outflows for the written put options are not expected to occur prior to their initial exercisability in December 2015. The majority of cash outflows in respect of contract termination costs and onerous contracts acquired are expected to occur in 2015.

21          long-term debt

(a)         Details of long-term debt

As at December 31 ($ in millions)
Series	Rate of interest		Maturity	2014	2013
TELUS Corporation Notes
CD	4.95	%(1)	March 2017	$696	$695
CE	5.95	%(1)	April 2015(2)	—	499
CG	5.05	%(1)	December 2019	994	993
CH	5.05	%(1)	July 2020	995	995
CI	3.65	%(1)	May 2016	598	597
CJ	3.35	%(1)	March 2023	497	497
CK	3.35	%(1)	April 2024	1,089	1,088
CL	4.40	%(1)	April 2043	595	595
CM	3.60	%(1)	January 2021	397	397
CN	5.15	%(1)	November 2043	395	395
CO	3.20	%(1)	April 2021	496	—
CP	4.85	%(1)	April 2044	496	—
CQ	3.75	%(1)	January 2025	794	—
CR	4.75	%(1)	January 2045	395	—
				8,437	6,751
TELUS Corporation Commercial Paper	1.24%		Through March 2015	130	—
TELUS Communications Inc. Debentures
2	11.90	%(1)	November 2015	125	125
3	10.65	%(1)	June 2021	174	174
5	9.65	%(1)	April 2022	246	245
B	8.80	%(1)	September 2025	198	198
				743	742
Long-term debt				$9,310	$7,493
Current				$255	$—
Non-current				9,055	7,493
Long-term debt				$9,310	$7,493

(1)         Interest is payable semi-annually.

(2)         On August 7, 2014, we exercised our right to early redeem, on September 8, 2014, all of our 5.95% Notes, Series CE. The long-term debt prepayment premium recorded in the three-month period ended September 30, 2014, was $13 before income taxes (see Note 8).

(b)         TELUS Corporation Notes

The notes are our senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

51

notes to consolidated financial statements

The indentures governing the notes contain certain covenants which, among other things, place limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

On April 1, 2013, we exercised our right to early redeem, on May 15, 2013, all $700 million of our publicly held 4.95% Notes, Series CF. The long-term debt prepayment premium recorded in the three-month period ended June 30, 2013, was $23 million before income taxes (see Note 8).

						Redemption present
				Principal face amount		value spread
					Outstanding at
Series	Issued	Maturity	Issue price	Originally issued	financial statement date	Basis points		Cessation date
4.95% Notes, Series CD	March 2007	March 2017	$999.53	$700 million	$700 million	24	(1)	N/A
5.05% Notes, Series CG(2)	December 2009	December 2019	$994.19	$1.0 billion	$1.0 billion	45.5	(1)	N/A
5.05% Notes, Series CH(2)	July 2010	July 2020	$997.44	$1.0 billion	$1.0 billion	47	(1)	N/A
3.65% Notes, Series CI(2)	May 2011	May 2016	$996.29	$600 million	$600 million	29.5	(1)	N/A
3.35% Notes, Series CJ(2)	December 2012	March 2023	$998.83	$500 million	$500 million	40	(3)	Dec. 15, 2022
3.35% Notes, Series CK(2)	April 2013	April 2024	$994.35	$1.1 billion	$1.1 billion	36	(3)	Jan. 2, 2024
4.40% Notes, Series CL(2)	April 2013	April 2043	$997.68	$600 million	$600 million	47	(3)	Oct. 1, 2042
3.60% Notes, Series CM(2)	November 2013	January 2021	$997.15	$400 million	$400 million	35	(1)	N/A
5.15% Notes, Series CN(2)	November 2013	November 2043	$995.00	$400 million	$400 million	50	(3)	May 26, 2043
3.20% Notes, Series CO(2)	April 2014	April 2021	$997.39	$500 million	$500 million	30	(3)	Mar. 5, 2021
4.85% Notes, Series CP(2)	April 2014	April 2044	$998.74	$500 million	$500 million	46	(3)	Oct. 5, 2043
3.75% Notes, Series CQ(2)	September 2014	January 2025	$997.75	$800 million	$800 million	38.5	(3)	Oct. 17, 2024
4.75% Notes, Series CR(2)	September 2014	January 2045	$992.91	$400 million	$400 million	51.5	(3)	July 17, 2044

(1)          The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)          This series of notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(3)          At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof.

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)), enabling us to issue commercial paper up to a maximum aggregate amount of $1.2 billion, which is to be used for general corporate purposes, including capital expenditures and investments. Commercial paper debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year.

(d)         TELUS Corporation credit facility

As at December 31, 2014, TELUS Corporation had an unsecured, revolving $2.25 billion bank credit facility, expiring on May 31, 2019, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. The financial ratio tests are that our net debt to operating cash flow ratio must not exceed 4.00:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on TELUS Corporation maintaining a specific credit rating.

As at December 31 (millions)	2014	2013
Net available	$2,120	$2,000
Backstop of commercial paper	130	—
Gross available	$2,250	$2,000

We had $164 million of letters of credit outstanding as at December 31, 2014 (2013 — $1 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our

52

notes to consolidated financial statements

committed bank credit facility. We had committed letter of credit facilities that expired in 2014 (2013 — $114 million of committed facilities expiring mid-2014, all of which were utilized). In addition, we had arranged incremental letters of credit of $404 million that allowed us to participate in Industry Canada’s 700 MHz auction held in 2014, as discussed further in Note 17(a); concurrent with funding the purchase of the 700 MHz spectrum licences on April 2, 2014, these incremental letters of credit were extinguished. We have also arranged incremental letters of credit to allow us to participate in Industry Canada’s AWS-3 auction and 2500 MHz auction, both to be held in 2015. Under the terms of the auctions, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations are precluded until the deadlines for the final payments in the auctions. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit, for the two auctions combined, that we could be required to deliver is approximately $200 million.

(e)          TELUS Communications Inc. debentures

The outstanding Series 2, 3 and 5 Debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990. The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995.

				Principal face amount		Redemption present value spread
Series	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	Basis points
11.90% Debentures, Series 2	November 1990	November 2015	$998.50	$125 million	$125 million	N/A (non-redeemable)
10.65% Debentures, Series 3	June 1991	June 2021	$998.00	$175 million	$175 million	N/A (non-redeemable)
9.65% Debentures, Series 5 (1)	April 1992	April 2022	$972.00	$150 million	$249 million	N/A (non-redeemable)
8.80% Debentures, Series B	September 1995	September 2025	$995.10	$200 million	$200 million	15(2)

(1)          Series 4 debentures were exchangeable, at the holder’s option, effective on April 8 of any year during the four year period from 1996 to 1999 for Series 5 debentures; $99 million of Series 4 debentures were exchanged for Series 5 debentures.

(2)          At any time prior to the maturity date set out in the table, the debenture is redeemable at our option, in whole at any time, or in part from time to time, on not less than 30 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the debentures discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The debentures became obligations of TELUS Communications Inc. pursuant to an amalgamation on January 1, 2001, are not secured by any mortgage, pledge or other charge and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)           Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at December 31, 2014, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)
2015	$255
2016	600
2017	700
2018	—
2019	1,000
Thereafter	6,824
Future cash outflows in respect of long-term debt principal repayments	9,379
Future cash outflows in respect of associated interest and like carrying costs(1)	4,826
Undiscounted contractual maturities (Note 4(c))	$14,205

(1)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2014.

22          equity share capital

(a)         General

Our authorized share capital is as follows:

As at December 31	2014	2013
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	2 billion	2 billion

53

notes to consolidated financial statements

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at December 31, 2014, approximately 49 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 13(b)).

(b)         Stock split

A subdivision of our Common Shares on a two-for-one basis was effected April 16, 2013. All references, unless otherwise indicated, to the number of shares outstanding, per share amounts and share-based compensation information in these consolidated financial statements reflect the impact of the subdivision.

(c)          Share exchange

On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement, we exchanged all of our then issued and outstanding Non-Voting Shares for Common Shares on a one-for-one basis.

(d)         Purchase of shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase our shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. During the year ended December 31, 2014, we purchased for cancellation, through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations, including privately negotiated block purchases, approximately 13 million of our Common Shares, reaching the bid maximum amount of $500 million on September 23, 2014, pursuant to a normal course issuer bid which was to run until December 31, 2014. During the year ended December 31, 2013, we similarly purchased for cancellation approximately 31.2 million of our Common Shares, reaching the bid maximum cost of $1 billion on September 24, 2013, pursuant to a normal course issuer bid which was to run until December 31, 2013.The excess of the purchase price over the average stated value of shares purchased for cancellation is charged to retained earnings. We cease to consider shares outstanding on the date of our purchase of the shares, although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

On September 29, 2014, we announced that we had received approval for a normal course issuer bid to purchase and cancel up to 16 million of our Common Shares (up to a maximum amount of $500 million) from October 1, 2014, to September 30, 2015. Additionally, we have entered into an automatic share purchase plan with a broker for the purpose of permitting us to purchase our Common Shares under the normal course issuer bid at such times when we would not be permitted to trade in our own shares during internal blackout periods, including during regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters we have established. We record a liability and charge share capital and retained earnings for purchases that may occur during such blackout periods based upon the parameters of the normal course issuer bid as at the statement of financial position date.

In respect of our 2015 normal course issuer bid, during the month ended January 31, 2015, 492,000 of our Common Shares were purchased by way of the automatic share purchase plan at a cost of $21 million.

23          commitments and contingent liabilities

(a)         Leases

We occupy leased premises in various locations and have land, buildings and equipment under operating leases. As referred to in Note 15, we have consolidated administrative real estate and, in some instances, this has resulted in subletting land and buildings. The future minimum lease payments under operating leases are as follows:

54

notes to consolidated financial statements

	2014			2013
As at December 31 Years ending (millions) (1)	Operating leases with arm’s-length lessors(1)	Operating lease with related party lessor(2)	Total	Operating leases with arm’s-length lessors(1)	Operating lease with related party lessor(2)	Total
1 year hence	$214	$5	$219	$209	$1	$210
2 years hence	191	6	197	185	6	191
3 years hence	159	6	165	158	6	164
4 years hence	138	6	144	130	6	136
5 years hence	116	6	122	109	6	115
Thereafter	640	110	750	588	115	703
	$1,458	$139	$1,597	$1,379	$140	$1,519

(1)         Immaterial amounts for minimum lease receipts from sublet land and buildings have been netted against the minimum lease payments in this table. Minimum lease payments exclude occupancy costs and thus will differ from future amounts reported for operating lease expenses. As at December 31, 2014, commitments under operating leases for occupancy costs totalled $873 (2013 — $896).

(2)         As set out in Note 18(d), we have entered into a lease and a lease letter of intent with the real estate joint ventures. This table includes 100% of the minimum lease payment amounts due under the TELUS Garden lease; of the total, $70 (2013 — $70) is due to our economic interest in the real estate joint venture and $69 (2013 — $70) is due to our partner’s economic interest in the real estate joint venture. The TELUS Sky lease letter of intent has not been included in this table.

Of the total amount above as at December 31, 2014:

•                  Approximately 36% (2013 — 40%) of this amount was in respect of our five largest leases, all of which were for office premises over various terms, with expiry dates ranging from 2024 to 2034 (2013 — ranging from 2024 to 2034); the weighted average length of these leases is approximately 14 years (2013 — 14 years).

•                  Approximately 28% (2013 — 27%) of this amount was in respect of wireless site leases; the weighted average length of these leases, which have various terms, is approximately 16 years (2013 — 15 years).

(b)         Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications.

In connection with the 2001 disposition of our directory business, we agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. Our proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurs.

See Note 18 for details regarding our guarantees to the real estate joint ventures.

As at December 31, 2014, we had no liability recorded in respect of indemnification obligations.

(c)          Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, with the exception of the following items.

55

notes to consolidated financial statements

Certified class actions

Certified class actions against us include:

•                  A 2004 class action brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only; all appeals of this decision have now been exhausted.

•                  A 2008 class action brought in Ontario which alleged breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. In November 2014, an Ontario class was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims. The certification decision is currently under appeal.

•                  A 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless rates for optional services, contrary to the Quebec Consumer Protection Act and the Civil Code of Quebec. On June 13, 2013, the Superior Court of Quebec authorized this matter as a class action. This class action follows on a non-material 2008 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to charge for incoming SMS messages. On April 8, 2014, judgment was granted in part against TELUS in the 2008 class action. That judgment is under appeal.

We believe that we have good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that a reliable estimate of any such exposure cannot be made considering the continued uncertainty about the causes of action.

Uncertified class actions

Uncertified class actions against us include:

•                  Two 2005 class actions brought against us in British Columbia and Alberta, respectively, alleging that we have engaged in deceptive trade practices in charging incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient;

•                  A 2008 class action brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench has declared that that class action expired as of 2009;

•                  A 2013 class action brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects;

•                  2014 class actions brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations;

•                  A number of class actions against Canadian telecommunications carriers alleging various causes of action in connection with the collection of system access fees, including:

•                  Companion class actions to the certified 2004 Saskatchewan class action, filed in eight of the nine other Canadian provinces. The class actions filed in British Columbia and Manitoba have been dismissed or stayed, and applications are pending to dismiss the Alberta and Ontario class actions. An application to stay the Nova Scotia class action was unsuccessful, but has been appealed. The remaining class actions have not proceeded;

•                  A second class action filed in 2009 in Saskatchewan by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action, following the enactment of opt-out class action legislation in that province. This claim makes substantially the same allegations as the certified 2004 Saskatchewan class action, and was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. The plaintiff’s separate applications to appeal and lift the stay were denied in 2013;

•                  A class action filed in 2011 in British Columbia, alleging misrepresentation and unjust enrichment. On June 5, 2014, the B.C. Supreme Court dismissed the Plaintiff’s application for certification of this class action; the plaintiff has appealed that dismissal and we are awaiting judgment on that appeal; and

•                  A class action filed in 2013 in Alberta by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action. This class action appears to be a nullity, and plaintiff’s counsel filed a replacement class action in 2014.

56

notes to consolidated financial statements

We believe that we have good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that a reliable estimate of any such exposure cannot be made considering the continued uncertainty about the causes of action.

Intellectual property infringement claims

Claims and possible claims received by us include notice of one claim that certain wireless products used on our network infringe two third-party patents. The potential for liability and magnitude of potential loss cannot be readily determined at this time.

24          related party transactions

(a)         Investments in significant controlled entities

		2014	2013
As at December 31	Country of incorporation	Per cent of equity held by immediate parent
Parent entity
TELUS Corporation	Canada
Controlled entities
TELUS Communications Inc.	Canada	100%	100%
TELE-MOBILE COMPANY	Canada	100%	100%
TELUS Communications Company	Canada	100%	100%

(b)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors (including our Executive Chair) and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2014	2013
Short-term benefits	$11	$11
Post-employment pension(1) and other benefits	4	4
Share-based compensation(2)	30	25
	$45	$40

(1)         Our Executive Leadership Team members, including our Executive Chair, are either: members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans; or members of one of our defined contribution pension plans.

(2)         For the year ended December 31, 2014, share-based compensation is net of $6 (2013 — $5) of the effects of derivatives used to manage share-based compensation costs (Note 13(c)). For the year ended December 31, 2014, $5 (2013 — $5) is included in share-based compensation representing restricted stock unit and deferred share unit expense arising from changes in the fair market value of the corresponding shares, which is not affected by derivatives used to manage share-based compensation costs.

As disclosed in Note 13, we made awards of share-based compensation in fiscal 2014 and 2013. In respect of our key management personnel, for the year ended December 31, 2014, the total fair value, at date of grant, of restricted stock units awarded was $22 million (2013 — $19 million); no share options were awarded to our key management personnel in fiscal 2014 or 2013. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2014 and 2013 awards are included in the amounts in the table above.

During the year ended December 31, 2014, key management personnel (including retirees) exercised 245,320 share options (2013 — 1,655,410 share options) that had an intrinsic value of $5 million (2013 — $28 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $40.54 (2013 — $35.36).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at December 31 (millions)	2014	2013
Restricted stock units	$50	$20
Deferred share units(1)	31	31
	$81	$51

(1)     Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, equity shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our equity shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the year ended December 31, 2014, $7 (2013 — $1) was paid out.

Our key management personnel receive telecommunications services from us, which are immaterial and domestic in nature.

57

notes to consolidated financial statements

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18 — 24 months of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, the Executive Leadership Team members, including the Executive Chair, are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(c)          Transactions with defined benefit pension plans

During the year ended December 31, 2014, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $5 million (2013 — $5 million).

(d)         Transactions with real estate joint ventures

During the years ended December 31, 2014 and 2013, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 18.

25          additional financial information

(a)         Statements of financial position

As at December 31 (millions)	Note	2014	2013
Accounts receivable
Customer accounts receivable	4(b)	$1,214	$1,212
Accrued receivables — customer		120	123
Allowance for doubtful accounts	4(b)	(44)	(40)
		1,290	1,295
Accrued receivables — other		193	166
		$1,483	$1,461
Inventories(1)
Wireless handsets, parts and accessories		$284	$286
Other		36	40
		$320	$326
Other long-term assets
Pension assets	14(a)	$49	$325
Construction credit facilities advances	18(d)	102	51
Advance to real estate joint venture secured by mortgage on the residential condominium tower	18(b)	18	18
Investments		49	48
Other		115	88
		$333	$530
Accounts payable and accrued liabilities
Accrued liabilities		$857	$759
Payroll and other employee related liabilities		399	367
Restricted stock units liability		122	8
		1,378	1,134
Trade accounts payable		458	458
Interest payable		105	82
Other		78	61
		$2,019	$1,735
Advance billings and customer deposits
Advance billings		$686	$661
Regulatory deferral accounts		17	25
Deferred customer activation and connection fees		21	23
Customer deposits		29	20
		$753	$729
Other long-term liabilities
Pension and other post-retirement liabilities	14(a)	$690	$362
Other		128	122
Restricted stock units and deferred share units liabilities		60	87
		878	571
Regulatory deferral accounts		16	33
Deferred customer activation and connection fees		37	44
Deferred gain on sale-leaseback of buildings		—	1
		$931	$649

(1)         Cost of goods sold for the year ended December 31, 2014, was $1,621 (2013 — $1,480).

58

notes to consolidated financial statements

(b)         Statements of cash flows

Years ended December 31 (millions)	Note	2014	2013
Net change in non-cash operating working capital
Accounts receivable		$(20)	$81
Inventories		3	24
Prepaid expenses		(31)	21
Accounts payable and accrued liabilities		173	46
Income and other taxes receivable and payable, net		(165)	(7)
Advance billings and customer deposits		20	15
Provisions		(44)	7
		$(64)	$187
Cash payments for capital assets, excluding spectrum licences
Capital asset additions, excluding spectrum licences
Capital expenditures
Property, plant and equipment	16	$(1,918)	$(1,645)
Intangible assets	17(a)	(441)	(465)
		(2,359)	(2,110)
Asset retirement obligations included in additions		(172)	24
		(2,531)	(2,086)
Non-cash items included above
Change in associated non-cash investing working capital		(6)	85
Non-cash change in asset retirement obligation		164	(34)
		158	51
		$(2,373)	$(2,035)
Cash payments for acquisitions and related investments
Acquisitions and related investments	17(e)	$(45)	$(287)
Cash acquired		1	21
Change in associated non-cash investing working capital and non-current provisions		(5)	5
		$(49)	$(261)
Dividends paid to holders of equity shares	12
Current period dividends
Declared		$(935)	$(866)
Of which was payable at end of period		244	222
		(691)	(644)
Dividends declared in a previous fiscal period, payable in current fiscal period		(222)	(208)
		$(913)	$(852)
Purchase of Common Shares for cancellation (excluding changes in liability for automatic share purchase plan)
Normal course issuer bid purchase of Common Shares		$(615)	$(1,000)
Change in associated non-cash financing working capital		3	—
		$(612)	$(1,000)
Long-term debt issued
TELUS Corporation Commercial Paper		$4,046	$2,130
TELUS Corporation credit facility		1,034	—
TELUS Corporation Notes		2,193	2,489
		$7,273	$4,619
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper		$(3,916)	$(2,375)
TELUS Corporation credit facility		(1,034)	—
TELUS Corporation Notes		(500)	(1,000)
		$(5,450)	$(3,375)
Interest paid
Amount paid in respect of interest expense		$(399)	$(341)
Amount paid in respect of long-term debt prepayment premium		(13)	(23)
		$(412)	$(364)

59

TELUS CORPORATION

Management’s discussion and analysis

2014

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us or our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include statements relating to annual targets, outlook, guidance and updates, our multi-year dividend growth program, our multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, predict, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and require us to make assumptions. There is significant risk that forward-looking statements will not prove to be accurate. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. Our general outlook and assumptions for 2015 are presented in Section 9 General trends, outlook and assumptions in the Management’s discussion and analysis (MD&A).

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to:

•                  Competition including: continued intense rivalry across all services among established telecommunications companies, new entrants, cable-TV providers, other communications companies and growing over-the-top (OTT) services; the potential entry of new competitors; competition for wireless spectrum; our ability to continue to retain customers through an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) from market conditions and government actions, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Regulatory decisions and developments including: the federal government’s stated intention to further increase wireless competition, including a fourth national wireless provider, reduce roaming costs on wireless networks in Canada, including the Competition Bureau’s recommendation to the Canadian Radio-television and Telecommunications Commission (CRTC) that it should implement remedies to provide more favourable roaming access terms to new entrant service providers and require further unbundling of TV channels; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside favouring new entrant carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the CRTC review of mandated wireline wholesale services, including consideration of mandated competitor access to fibre-to-the-premises facilities; increased subsidy requirements for telecommunications facilities in Yukon, Nunavut and the Northwest Territories, and possible changes to the scope and nature of basic service obligations, including higher minimum Internet access speeds; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of related regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; modification, interpretation and application of tower sharing and roaming rules; and the non-harmonization of provincial consumer protection legislation, particularly in light of the new CRTC mandatory national Wireless Code (the Code), which came into effect on December 2, 2013, and possible operational challenges from the Code, resulting from two-year and three-year customer contracts ending coterminously in 2015.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, and overall slower subscriber growth in the wireline segment; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines through, among others, substitution to messaging and OTT applications, such as Skype; substitution to Wi-Fi services from wireless services; and OTT Internet protocol (IP) services that may displace TV and entertainment services or impact revenue.

•                  Technology including: subscriber demand for data that challenges wireless networks and spectrum capacity levels; our reliance on legacy systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the home, and wireless small-cell deployment); our reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (LTE) wireless technology; our long-term need for additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks, related to technology and customer retention, to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks, systems and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration costs and customer retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depend on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; inflation; impacts from declining oil prices; pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to our wireless deployment of LTE spectrum acquired and future technologies, wireline broadband initiatives, investments in network resiliency and reliability, subscriber demand for data, new IDC initiatives, and the Industry Canada wireless spectrum auctions for AWS-3 spectrum (1755 — 1780 MHz and 2155 — 2180 MHz), as well as for 2.5 GHz (2500 — 2690 MHz) bands, currently expected in March 2015 and April 2015, respectively.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete multi-year share purchase program through 2016. These programs may be affected by factors such as regulatory decisions and developments, competitive environment, economic performance in Canada, our earnings and free cash flow and levels of capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to our Board of Directors’ (Board) assessment and determination based on the Company’s financial position and outlook. The share purchase program may be affected by the change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry; and the future outcome of collective bargaining for the contract with the Telecommunications Workers Union (TWU), which expires at the end of 2015.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively impacting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA); business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and real estate consolidation.

•                  Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; and real estate joint venture development risks.

•                  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may differ from our interpretations; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as electronic attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics and pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including: our ability to successfully defend against investigations, claims and lawsuits, including class actions pending against us; and the complexity of legal compliance in domestic and foreign jurisdictions.

•                  Acquisitions or divestitures including: our ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realize expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in this MD&A is incorporated by reference in this cautionary statement.

Management’s discussion and analysis

February 12, 2015

Contents

Section		Page	Subsection
1.	Introduction	5 6 6 10	1.1 Preparation of the MD&A 1.2 Who we are 1.3 Highlights of 2014 1.4 Performance scorecard (key performance measures)

2.	Core business and strategy	12	2.1 Core business
		12	2.2 Strategic imperatives

3.	Corporate priorities for 2015 and progress on 2014 corporate priorities	15

4.	Capabilities	18 20 21 22

4.1 Principal markets addressed and competition

4.2 Operational resources

4.3 Liquidity and capital resources

4.4 Disclosure controls and procedures and changes in internal control over financial reporting

5.	Discussion of operations	23 24	5.1 Selected annual information 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap
		26	5.3 Consolidated operations
		30	5.4 Wireless segment
		33	5.5 Wireline segment

6.	Changes in financial position	36

7.	Liquidity and capital resources	37 38 38 39 41 42 42 42 43 47 47

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash used by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8.	Accounting matters	47 53	8.1 Critical accounting estimates 8.2 Accounting policy developments

9.	General trends, outlook and assumptions	54

10.	Risks and risk management	58 59 62 65 71 72 74 76 77 80 81 82

10.1 Overview

10.2 Competition

10.3 Technology

10.4 Regulatory matters

10.5 Human resources

10.6 Process risks

10.7 Financing and debt requirements

10.8 Taxation matters

10.9 Litigation and legal matters

10.10 Health, safety and environment

10.11 Human-caused and natural threats

10.12 Economic growth and fluctuations

11.	Definitions and reconciliations	83 87	11.1 Non-GAAP and other financial measures 11.2 Wireless operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the year ended December 31, 2014, and should be read together with TELUS’ December 31, 2014 audited Consolidated financial statements (subsequently referred to as the Consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our Consolidated financial statements comply with IFRS-IASB and Canadian GAAP. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as earnings before interest, income taxes, depreciation and amortization (EBITDA), to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. The MD&A and the Consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by the Board of Directors for issuance on February 12, 2015.

1.2 Who we are

TELUS is one of Canada’s largest telecommunications companies, with $12.0 billion of annual revenues and 13.7 million customer connections, including 8.1 million wireless subscribers, 3.2 million wireline network access lines (NALs), 1.5 million Internet subscribers and 916,000 TELUS TV customers. We employ approximately 43,670 employees, including 28,065 in Canada. In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $396 million to charitable and not-for-profit organizations and volunteered more than six million hours of service to local communities since 2000. We were named to the Dow Jones Sustainability North America Index (the Index) in 2014, for the 14th consecutive year. The Index ranks the performance of the world’s sustainability leaders based on a comprehensive assessment of long-term economic, environmental and social criteria. We are the only Canadian telecommunications company and one of two telecommunications companies in North America to be named to the Index.

Our strategic intent, culture and significant accomplishments

Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our culture is anchored in our TELUS leadership values and our customers first commitments, both of which were developed collaboratively by our team members to guide our actions and interactions with our customers and with each other. In 2014, we delivered an exceptional customer experience, represented by the lowest blended wireless churn since becoming a national carrier 14 years ago. In the second, third and fourth quarters, we recorded the lowest postpaid churn among major carriers in North America. Our 2014 smartphone penetration was up four points to 81% of our postpaid base, supporting strong average revenue per subscriber unit per month (ARPU) growth of 2.9%. In 2014, we also had the most rapidly growing wireline business in Canada, with strong EBITDA growth and margin expansion. For the third consecutive year, Koodo Mobile was ranked highest in customer satisfaction for a standalone carrier and TELUS was ranked the number one national full-service provider, according to the 2014 Canadian Wireless Total Ownership Experience Study released by J.D. Power in May. In November 2014, the Commissioner for Complaints for Telecommunications Services (CCTS) issued its annual report. For the third consecutive year, our approach to customer service resulted in a substantial decline in the number of complaints submitted to the CCTS — 26% fewer than in the previous year. Despite a substantial increase in the number of new customers added to both our wireless and wireline services, TELUS once again was the subject of the fewest complaints of any of the major national carriers.

The environment in which we operate

Economic growth

In January 2015, the Bank of Canada (the Bank) stated that the sharp decline in oil prices is expected to boost global economic growth and that the negative impact of lower oil prices on Canada’s economy will gradually be mitigated by a stronger U.S. economy, a weaker Canadian dollar, and the Bank’s monetary policy response. The Bank expects Canada’s economy to gradually strengthen in the second half of 2015, with real gross domestic product (GDP) growth averaging 2.1% in 2015 and 2.4% in 2016. The economy is expected to return to full capacity around the end of 2016.

Canadian telecommunications industry growth

We estimate that growth in industry revenues (including TV revenue and excluding media revenue) was approximately 2% in 2014 (3% in 2013). We estimate Canadian wireless industry revenue and EBITDA growth in 2014 was close to 5% and more than 5%, respectively (2013 — revenue and EBITDA growth of 3% and 6%, respectively), while the Canadian wireline industry continued to experience low revenue growth and flat or declining EBITDA. (See Section 9 General trends, outlook and assumptions.)

Regulatory developments

There were numerous regulatory developments in 2014 and early 2015, which are described in Section 10.4 Regulatory matters.

1.3 Highlights of 2014

Leadership progression

Following the announcement of our leadership progression on March 31, 2014, Darren Entwistle assumed the role of Executive Chair at our annual general meeting on May 8, 2014, Dick Auchinleck was named independent Lead Director and Joe Natale was promoted to President and Chief Executive Officer (CEO) and elected as a director of TELUS.

New appointments to the Board of Directors

On May 8, 2014, we welcomed Mary Jo Haddad to our Board of Directors. Mary Jo, a former President and CEO of The Hospital for Sick Children in Toronto, is recognized for her innovative leadership and commitment to children’s health through a distinguished career in healthcare in Canada and the U.S.

In late 2014, we announced that Lisa de Wilde, the Chief Executive Officer of TVO and current Chair of the Toronto International Film Festival, will join the Board, effective February 1, 2015. A strong believer in the power of media to engage, inform and serve the public good, Lisa’s career has been dedicated to cultivating a strong Canadian media sector and championing the cause of educational broadcasters across the country.

These appointments reflect our commitment to further strengthen our Board by recruiting outstanding candidates who bring strategic expertise and significant operational experience across key markets.

700 MHz spectrum auction

We successfully acquired 30 spectrum licences across Canada for approximately $1.14 billion, equivalent to a national average of 16.6 MHz, in the Industry Canada 700 MHz spectrum auction that was held during the first quarter of 2014.

Dividends

In 2014, we increased our dividend per share by 12% to $1.52 from $1.36 in 2013, in alignment with our announced intention of sustained dividend growth of circa 10% per annum through 2016.

Returning significant cash to our shareholders through our share purchase program

We returned approximately $612 million to our shareholders in 2014 under our normal course issuer bid (NCIB) program. For additional information on our multi-year share purchase program, see Section 4.3. Also see Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase program through 2016.

Closing of debt offerings and early redemption of $500 million 5.95% Series CE Notes

On April 4 and September 10, 2014, we closed debt offerings of $1 billion and $1.2 billion, respectively, to enable us to continue investing in future sustainable growth. We used the proceeds of the April 4, 2014 offering to repay approximately $914 million of indebtedness drawn on April 2, 2014 to fund a portion of the purchase price of the 700 MHz spectrum licences, and we used the remainder for general corporate purposes. We used the proceeds of the September 10, 2014 offering to early redeem all of our $500 million 5.95% Series CE Notes and to repay other commercial paper. These debt issues extended our average term to maturity of long-term debt (excluding commercial paper) to approximately 11 years at December 31, 2014, compared to approximately nine years at the end of 2013. (See Section 7.4 Cash used by financing activities.)

Renewal of shelf prospectus

On November 19, 2014, we filed a shelf prospectus, in effect until December 2016, pursuant to which we may offer up to $3 billion of long-term debt or equity securities.

Consolidated highlights

Years ended December 31 ($ millions, unless noted otherwise)	2014	2013	Change
Consolidated statements of income
Operating revenues	12,002	11,404	5.2%
Operating income	2,382	2,215	7.5%
Income before income taxes	1,926	1,768	8.9%
Net income	1,425	1,294	10.1%

Net income per equity share (1)(2)
Basic (basic EPS) ($)	2.31	2.02	14.4%
Diluted ($)	2.31	2.01	14.9%
Dividends declared per equity share (2) ($)	1.52	1.36	11.8%

Basic weighted-average equity shares outstanding (2) (millions)	616	640	(3.8)%
Consolidated statements of cash flows
Cash provided by operating activities	3,407	3,246	5.0%

Cash used by investing activities	(3,668)	(2,389)	(53.5)%
Capital expenditures (excluding spectrum licences) (3)	(2,359)	(2,110)	(11.8)%

Cash used by financing activities	(15)	(628)	97.6%
Other highlights
Subscriber connections (4) (thousands)	13,678	13,296	2.9%
EBITDA (5)	4,216	4,018	4.9%
Restructuring and other like costs included in EBITDA (5)	75	98	(23.5)%
EBITDA — excluding restructuring and other like costs (5)	4,291	4,116	4.3%
EBITDA margin — excluding restructuring and other like costs (5)(6) (%)	35.8	36.1	(0.30	) pts.
Free cash flow (5)	1,057	1,051	0.6%
Net debt to EBITDA — excluding restructuring and other like costs (5) (times)	2.19	1.84	0.35

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         Equity shares: Common Shares since February 4, 2013; Common Shares and Non-Voting Shares prior to February 4, 2013.

(2)         Adjusted for the two-for-one stock split effective April 16, 2013.

(3)         Capital expenditures (excluding spectrum licences) include assets purchased, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, on the Consolidated statements of cash flows.

(4)         The sum of active wireless subscriber units (excluding Public Mobile subscribers), network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Effective with the second quarter of 2013 and on a prospective basis, wireless machine-to-machine (M2M) subscribers have been removed from the subscriber base to align with industry practice. Cumulative subscriber connections include an April 1, 2013 opening balance adjustment to remove approximately 76,000 M2M subscribers. Effective with the fourth quarter of 2013 and on a prospective basis, we have adjusted postpaid wireless subscribers to remove certain Mike® subscriptions, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscriptions, representing those who, in our judgment, are unlikely to migrate to our new services.

(5)         Non-GAAP and other financial measures. See Section 11.1.

(6)         EBITDA — excluding restructuring and other like costs, as a percentage of operating revenues.

Operating highlights

•                  Consolidated operating revenues increased by $598 million or 5.2% in 2014. Combined wireless and wireline data revenues were $6.5 billion in 2014, up by $805 million or 14% from 2013. Wireless network revenues increased by $367 million or 6.5% in 2014, as a result of subscriber additions, growth in data usage, an increase in wholesale data roaming revenues and the effects of higher-rate two-year plans, as well as revenues from Public Mobile. The increase in wireless data revenues was partly offset by declines in voice revenue, which were due to the increased adoption of unlimited nationwide voice plans, and continued substitution to data services and features. Wireline data revenues increased by $264 million or 8.2% in 2014, due to revenue growth in Internet and enhanced data services, TELUS TV, business process outsourcing and TELUS Health services, net of lower data equipment sales. The increase in wireline data revenues was partly offset by ongoing declines in legacy wireline voice service and equipment revenues. Consolidated operating revenues, excluding Public Mobile, were $11.9 billion, an increase of 4.6% in 2014.

Excluding Public Mobile, wireless blended ARPU was $63.13, up $1.75 or 2.9% from 2013. The increase was driven by growth in data usage and roaming, and a higher proportion of postpaid subscribers in our customer base, partly offset by a decline in voice revenue. Postpaid subscribers represented 87.8% of the total subscriber base at December 31, 2014, compared to 86.5% at December 31, 2013.

•                  During the year ended December 31, 2014, our subscriber connections, excluding Public Mobile, increased by 382,000. This growth reflects a 3.8% increase in wireless subscribers, a 12% growth in TELUS TV subscribers and a 5.7% increase in high-speed Internet subscribers, partly offset by a 2.6% decline in total NALs.

Our postpaid wireless subscriber net additions were 357,000 in 2014, a decrease of 21,000 from 2013. The decrease reflects slower market growth, partly offset by a reduction in our postpaid churn rate. Our monthly postpaid subscriber churn rate was 0.93% in 2014, as compared to 1.03% in 2013. Our blended churn rate was 1.31% in 2014, as compared to 1.41% in 2013, representing our lowest annual churn rate since we became a national carrier 14 years ago. These improvements in churn rates were due to our continued focus on our customers first initiatives and our clear and simple approach.

•                  Consolidated EBITDA increased by $198 million or 4.9% in 2014. EBITDA – excluding restructuring and other like costs increased by $175 million or 4.3% in 2014. These increases reflect growth in wireless network revenues and wireline data revenues, and improving Internet, TV and TELUS Health margins, all partly offset by higher wireless retention costs and continued declines in legacy wireline voice revenues. Consolidated EBITDA, excluding Public Mobile and restructuring and other like costs, was $4.3 billion in 2014, an increase of 4.3% from 2013.

•                  Operating income increased by $167 million or 7.5% in 2014. The increase reflected EBITDA growth, partly offset by an increase in total depreciation and amortization expenses from a higher asset base.

•                  Income before income taxes increased by $158 million or 8.9% in 2014. Higher operating income was partly offset by an increase in financing costs, due to the increase in average long-term debt outstanding, net of a lower effective interest rate resulting from re-financing activities in 2014 and 2013 and lower employee defined benefit plan net interest.

•                  Income taxes increased by $27 million or 5.7% in 2014, primarily reflecting higher pre-tax income. In addition, income taxes in 2013 included a $22 million adjustment to revalue deferred income tax liabilities, as a result of the increase in the B.C. provincial corporate income tax rate from 10% to 11% effective April 1, 2013.

•                  Net income increased by $131 million or 10% in 2014 as a result of the factors described above. Excluding the effects of restructuring and other like costs, long-term debt prepayment premiums and income tax-related adjustments, net income increased by $99 million or 7.1% in 2014.

Analysis of Net income

Years ended December 31 ($ millions)	2014	2013	Change
Net income	1,425	1,294	131
Add back (deduct):
Restructuring and other like costs, after income taxes	56	72	(16)
Long-term debt prepayment premium, after income taxes	10	17	(7)
Unfavourable (favourable) income tax-related adjustments	(6)	3	(9)
Net income excluding the above items	1,485	1,386	99

•                  Basic earnings per share (EPS) increased by $0.29 or 14% in 2014. The impact of Public Mobile on basic EPS was a reduction of approximately $0.02 in 2014. The reduction in the number of shares from our advanced 2015 and completed 2014 NCIB programs, net of share option exercises, contributed approximately $0.09 to the increase in basic EPS in 2014, with the balance driven mainly by higher EBITDA. Excluding the effects of restructuring and other like costs, long-term debt prepayment premium and income tax-related adjustments, basic EPS increased by $0.25 or 12% in 2014.

Analysis of basic EPS

Years ended December 31 ($)	2014	2013	Change
Basic EPS	2.31	2.02	0.29
Add back (deduct):
Restructuring and other like costs, after income taxes, per share	0.09	0.11	(0.02)
Long-term debt prepayment premium, after income taxes, per share	0.02	0.03	(0.01)
Favourable income tax-related adjustments per share	(0.01)	—	(0.01)
Basic EPS excluding the above items	2.41	2.16	0.25

•                  Dividends declared per equity share totalled $1.52 in 2014, up 12% from 2013. On February 11, 2015, the Board declared a first quarter dividend of $0.40 per share on the issued and outstanding Common Shares, payable on April 1, 2015, to shareholders of record at the close of business on March 11, 2015. The first quarter dividend increased by $0.04 per share or 11% from the $0.36 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3.

•                  Effects of the acquisition of Public Mobile Holdings Inc.

On November 29, 2013, we acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets. The investment was made to enable further growth in our wireless segment operations, including the acquisition of additional spectrum licences. The migration of Public Mobile customers to our 4G network was completed in the third quarter of 2014.

The contribution of Public Mobile to our financial results for the year ended December 31, 2014 was: (i) wireless revenues of $84 million (2013 – $9 million); (ii) wireless EBITDA loss of $13 million (2013 — EBITDA loss of $10 million); and (iii) net loss of $14 million or a reduction of approximately $0.02 per share (2013 – net loss of $7 million or a reduction of approximately $0.01 per share). As of January 1, 2015, Public Mobile will be fully incorporated into our operating metrics.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other like costs was 2.19 times at December 31, 2014, up from 1.84 times at December 31, 2013, as the increase in net debt was partly offset by growth in EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is 1.50 to 2.00. As at December 31, 2014, this ratio is outside of the range of the long-term policy guideline as a result of funding the purchase of the 700 MHz spectrum licences; given the cash demands of upcoming spectrum auctions and other requirements, the assessment of the guideline and return to the range remains to be determined. Our strategy is to maintain credit ratings in the range of BBB+ to A-, or equivalent. We are well in compliance with the Leverage Ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6).

•                  Cash provided by operating activities increased by $161 million or 5.0% in 2014. The increase reflected higher consolidated EBITDA and lower contributions to employee defined benefit plans, partly offset by higher income taxes and interest paid, as well as other operating working capital changes.

•                  Cash used by investing activities increased by $1.3 billion or 53.5% in 2014, mainly due to increased capital expenditures and the payment for the 700 MHz spectrum licences. Capital expenditures (excluding spectrum licences) increased by $249 million in 2014, mainly due to our continued focus on investing in wireline and wireless broadband infrastructure to enhance our network coverage, speed and capacity. These investments include the 700 MHz spectrum deployment and LTE expansion, connecting more homes and businesses directly to fibre-optic cable, enhancing network and system resiliency and reliability to support our ongoing customers first initiatives and our growing subscriber base, and readying the network and systems for the future retirement of legacy assets.

•                  Cash used by financing activities decreased by $613 million or 97.6%, as compared to 2013, due to an increase in long-term debt issued, net of repayments, and lower payments for the purchase and cancellation of our Common Shares under our NCIB program, partly offset by a reduction in Short-term borrowings and higher dividends paid (see Section 7.4).

In 2014, we returned $1.5 billion in cash to shareholders, consisting of $913 million in dividends paid and $612 million in share purchases pursuant to our NCIB program. In 2013, we returned $1.8 billion to our shareholders, including $852 million in dividends paid and $1.0 billion in share purchases. For additional details on our multi-year dividend growth and share purchase programs, see Section 4.3 and Section 7.4.

As announced on August 7, 2014, we exercised our right to early redeem, on September 8, 2014, all of our $500 million 5.95% Series CE Notes. The debt prepayment premium related to the early redemption was approximately $13 million before income taxes.

•                  Free cash flow was $1.1 billion in 2014, or an increase of $6 million, as EBITDA growth and lower employer contributions to employee defined benefit plans were largely offset by higher capital expenditures (excluding spectrum licences), higher interest paid and other factors.

1.4 Performance scorecard (key performance measures)

In 2014, we achieved three of four original consolidated targets and three of four original segment targets, which were announced on February 13, 2014. We achieved our consolidated revenue targets due to an increase in wireless network revenues that was reflected in higher ARPU and growth in wireline data revenues. Wireless network revenues were close to the high end of our target range, reflecting growth in our subscriber base, higher data usage and a larger proportion of higher-rate two-year plans in the revenue mix. Wireline revenues were slightly below the low end of our target range due to price competition and lower business spending.

We met the target for consolidated EBITDA. Our target for wireless EBITDA was met due to an increase in network revenues driven by growth in our subscriber base and higher ARPU. Our target for wireline EBITDA was met due to continued revenue growth driven by enhanced data and TELUS TV revenues and operational efficiency initiatives.

Our capital expenditures in 2014 were above both our original target and revised guidance as a result of our continued focus on investment in wireline and wireless broadband infrastructure, including connecting more homes and businesses directly to fibre-optic cable and the deployment of recently acquired 700 MHz spectrum, as well as in network and system resiliency and reliability to support our ongoing customers first initiatives, and readying the network and systems for the future retirement of legacy assets.

We met all but one of our long-term financial objectives, policies and guidelines, including generally maintaining a minimum of $1.0 billion of unutilized liquidity and observing our dividend payout ratio guideline of 65 to 75% of sustainable earnings on a prospective basis. As at December 31, 2014, we did not meet our Net debt to EBITDA — excluding restructuring and other like costs long-term policy guideline of 1.50 to 2.00 as a result of funding the purchase of the 700 MHz spectrum licences; given the cash demands of upcoming spectrum auctions and other requirements, the assessment of the guideline and return to the range remains to be determined.

We also completed eight targeted semi-annual dividend increases from 2011 to 2014. In May 2013, we announced our intention to target ongoing semi-annual dividend increases, with an annual increase of circa 10% through to the end of 2016, subject to the assessment and determination by our Board of Directors of our financial position and outlook on a quarterly basis and our long-term dividend payout ratio guideline of 65 to 75% of prospective sustainable net earnings. There can be no assurance that we will maintain this dividend growth program. See Caution regarding forward-looking statements — Ability to sustain dividend growth program of circa 10% per annum through 2016.

The following scorecard compares TELUS’ performance to our original 2014 targets. See our general trends, outlook and assumptions for 2015 in Section 9.

2014 performance
Scorecard	Actual results and growth (4)	Original targets, growth and revised guidance (4)	Result
Consolidated
Revenues	$11.918 billion 4.6%	$11.9 to $12.1 billion 4 to 6%	✓
EBITDA(1)	$4.229 billion 5.0%	$4.150 to $4.350 billion 3 to 8%	✓
Basic EPS(2)	$2.33 14.9%	$2.25 to $2.45 11 to 21%	✓
Capital expenditures (3)	$2.359 billion	Approx. $2.3 billion(5)	X
Wireless segment
Network revenue (external)	$5.932 billion 5.3%	$5.9 to $6.0 billion 5 to 7%	✓
EBITDA	$2.740 billion 4.9%	$2.725 to $2.825 billion 4 to 8%	✓
Wireline segment
Revenue (external)	$5.415 billion 2.7%	$5.45 to $5.55 billion 3 to 5%	X
EBITDA	$1.489 billion 5.3%	$1.425 to $1.525 billion 1 to 8%	✓

Met target ✓; Missed target X.

(1)         See description in Section 11.1 Non-GAAP and other financial measures.

(2)         Adjusted for the two-for-one stock split effective April 16, 2013.

(3)         Exclude expenditures for spectrum licences.

(4)         Actual results, targets, revised guidance and growth rates in 2014 exclude Public Mobile.

(5)         Our capital expenditures guidance was revised in the third quarter of 2014. The original target was approximately $2.2 billion.

We made the following key assumptions when we announced the 2014 targets in February 2014.

Assumptions for 2014 targets and result

•                  Estimated economic growth in Canada of 2.4% in 2014 (assumption revised to 2.3% in the first quarter of 2014). We estimate economic growth in Canada was 2.3% in 2014.

•                  No material adverse regulatory rulings or government actions. Confirmed for 2014.

•                  Intense wireless and wireline competition, continuing from 2013, in both consumer and business markets. Confirmed for 2014.

•                  Approximately one to two percentage point increase in wireless industry penetration of the Canadian market, similar to 2013. We estimate there was a one percentage point increase in industry penetration in 2014.

•                  Ongoing subscriber adoption and upgrades of data-intensive smartphones at a rate consistent with 2013 levels (70 to 80% of postpaid gross additions), as customers want more mobile connectivity to the Internet. In 2014, smartphones represented 81% of our postpaid subscriber base.

•                  Wireless revenue growth from additional postpaid subscriber loadings consistent with increased industry market penetration, as well as modest increase in blended ARPU resulting from increased data usage, including from increased use of shared data plans, and subscriber mix. In 2014, wireless network revenues, excluding Public Mobile, grew by 5.2% and blended ARPU, excluding Public Mobile, grew by 2.9%.

•                  Flat to higher wireless acquisition and retention expenses, dependent on gross loadings and market pressures. In 2014, acquisition and retention expenses increased by approximately 4%.

•                  Growth in wireline data revenues from an increase in Optik TV and high-speed Internet subscribers, consistent with 2013, and a modest increase in average revenue per customer, as well as from growth in business services. In 2014, wireline data revenue increased by 8.2%, while TV subscribers and high-speed Internet subscribers combined increased by 8.2%.

•                  The integration of Public Mobile in 2014 is expected to result in consolidated and wireless EBITDA being negatively impacted by approximately $40 million, while basic EPS is expected to be negatively impacted by approximately six cents. On November 6, 2014, reflecting the successful integration efforts of Public Mobile in 2014, we revised our expectation for

Assumptions for 2014 targets and result

consolidated and wireless EBITDA in 2014 being negatively impacted by less than $20 million (previously $40 million). The actual result was a negative impact of $13 million and the EPS loss was approximately two cents.

•                  Pension plans: Defined benefit pension plan expense of approximately $85 million recorded in Employee benefits expense and approximately $2 million recorded in employee defined benefit plans net interest in Financing costs; a 4.75% discount rate for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of $105 million. In 2014, the defined benefit pension plan expense was approximately as estimated and defined benefit pension plan funding was $87 million.

•                  Restructuring and other like costs of approximately $75 million for continuing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from technological substitution and subscriber growth. The actual result was $75 million.

•                  Income taxes: Blended weighted average statutory income tax rate of 26.0 to 26.5% and cash income tax payments between $540 million and $600 million. Cash tax payments were expected to increase due to higher instalment payments based on 2013 income, the effect of the federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, and lower recoveries. The actual blended weighted average statutory income tax rate was 26.2% in 2014. The actual cash income tax payments were $464 million, lower than expected due to lower estimated taxes payable.

•                  Continued investments in broadband infrastructure and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability. This is reflected in the 2014 capital expenditures.

•                  Moderate weakening of the Canadian dollar to U.S. dollar exchange rate relative to the average exchange rate in 2013. The actual result was that the Canadian dollar weakened from an average exchange rate of 97.1 U.S. cents during 2013 to 90.5 U.S. cents during 2014.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

2.1 Core business

We provide a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include IP, TV, hosting, managed information technology and cloud-based services, healthcare solutions and business process outsourcing. We earn the majority of our revenue from access to, and the usage of, our telecommunications infrastructure, and from providing services and products that facilitate access to and usage of our infrastructure.

2.2 Strategic imperatives

Since 2000, we have maintained a proven national growth strategy. Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our focus is on our core telecommunications business in Canada, supported by our international contact centre and outsourcing capabilities.

We developed six strategic imperatives in 2000 that remain relevant for future growth, despite changing regulatory, technological and competitive environments. We believe that a consistent focus on these imperatives guides our actions and contributes to the achievement of our financial goals. To advance these long-term strategic imperatives and address near-term opportunities and challenges, we also set new corporate priorities each year, as further described in Section 3. Following is a discussion of 2014 activities and initiatives that relate to our six strategic imperatives.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues were $10.1 billion in 2014, up by $721 million or 7.7% from 2013, while wireline voice and other revenues and Other operating income totalled $1.9 billion in 2014, down $123 million or 6.0% from 2013. Wireless revenues and wireline data revenues combined represented 84% of TELUS’ consolidated revenues in 2014 (82% in 2013).

Providing integrated solutions that differentiate TELUS from our competitors

Continuing with our long-standing clear and simple approach to wireless pricing and putting our customers first, we introduced Your Choice plans based on our customers’ feedback and added new options to provide enhanced flexibility for voice and data usage. Your Choice plans maintain the option of sharing data with up to four additional devices.

In late 2014, we introduced two new solutions aimed at leveraging cloud-based technology to enable Canadian businesses to deploy a range of unified communication and collaboration tools and help their employees work more efficiently and effectively, no matter where they are. Our Cloud Collaboration services include voice mail, integrated messaging, and voice and video conferencing. Our Cloud Contact Centre, a contact centre for customer service calls for marketers, salespeople and customer service representatives, is a feature-rich and scalable solution that allows businesses of any size to deploy the latest in contact centre technology. It is an end-to-end enterprise-grade solution that can support up to several thousand agents and allows those agents to connect from the office, home or almost any remote location.

We also launched the TELUS IoT, an online space offering a suite of Internet of Things (IoT) solutions for Canadian businesses. The IoT refers to technologies designed to make it simpler for businesses to incorporate Internet-connected devices and deploy solutions that can help reduce costs and enhance efficiency, productivity and profitability. The IoT also comprises machine-to-machine communications as it usually involves one device connected with another, which is controlled through the Internet. Examples of IoT devices include connected cars and connected utility and security services. The demand for IoT solutions is expected to grow significantly in the near future. In Canada alone, the number of smart-connected devices is expected to grow from 28 million in 2013 to 114 million by 2018 across a range of industries, including transportation, oil and gas, retail, restaurant, construction, healthcare and public safety.

Optik TV now supports more than 675 channels, including 200 high-definition (HD) TV channels and 74 Stingray music channels, while Optik™ on the go provides access to thousands of on-demand shows and movies on smartphones, tablets and laptop computers, at home or on the move. New for Optik TV subscribers was the addition of:

•                        CraveTV, Canada’s newest on-demand TV subscription service, which complements our extensive catalogue of TV and movie content available on the Optik TV digital box, as well as on smartphones and tablets through Optik on the go.

•                        In February 2015, we announced that every Optik TV customer with a Netflix account will be able to access Netflix directly from their Optik TV set-top box, removing the inconvenience of having to switch hardware, source inputs or remotes

Building national capabilities across data, IP, voice and wireless

In 2014, we continued investing in broadband infrastructure and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability, to increase available Internet speed and capacity, connect more homes and businesses to high-speed Internet services, extend the reach of Optik TV and enhance our healthcare solutions. In addition, we acquired and commenced the deployment of the 700 MHz wireless spectrum, which we have begun to operationalize for the benefit of our customers. We also continued to re-allocate our existing wireless spectrum to enhance our LTE services.

We continued our long-term strategy of investing in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We expanded our fibre footprint by connecting more homes and businesses directly to fibre-optic cable and providing increased broadband Internet speeds. We made several acquisitions in our healthcare sector to expand our services and drive improvements in patient experience through the delivery of patient pre-care and post-care education and medical records management.

Highlights include:

•                  At the end of 2014, our 4G LTE network covered 89% of Canada’s population, up from more than 81% of the population at the end of 2013. Outside of LTE coverage areas, the LTE devices we offer also operate on our HSPA+ network, which covered 99% of the population at December 31, 2014.

•                  Under a 10-year strategic partnership agreement with the Government of B.C. to provide telecommunications and strategic services to the government and its public sector partners, by January 2015, we had extended wireless coverage along 1,054 km of primary and secondary highways in B.C. and upgraded 264 of 437 B.C. public schools from legacy copper wire to faster fibre-optic Internet connections.

•                  At the end of 2014, our broadband HD TV coverage was approximately 2.8 million households in B.C., Alberta and Eastern Quebec, as compared to approximately 2.7 million households one year earlier.

•                  We continued to enhance the infrastructure in our Internet data centres (IDCs) in Kamloops, B.C. and Rimouski, Quebec, enabling us to provide our customers with hosting solutions.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

Consistent with our corporate priority to advance TELUS’ leadership position in healthcare information management, in March 2014, we acquired 100% of the shares of Med Access Inc., a leading B.C.-based company providing electronic medical records (EMR) services to 2,000 specialty and general practice physicians in B.C., Alberta, Saskatchewan, Manitoba and Ontario. This purchase and previous acquisitions of EMR providers, combined with organic growth, have positioned TELUS Health as the leading EMR provider in Canada. TELUS Health provides solutions to all major stakeholders in the healthcare system, including hospitals, pharmacies and extended healthcare providers, such as physiotherapists and chiropractors. We also acquired XD3 Solutions, a pharmacy management solution provider, which currently serves more than 150 Quebec-based pharmacies. The company’s software product is intended to enhance collaboration between pharmacists, physicians, other healthcare professionals and insurers to deliver a better patient care experience. The acquisition brings the total number of Canadian pharmacies using TELUS Health pharmacy solutions to 3,000.

On April 1, 2014, we acquired Groupe Enode Inc., a Quebec-based security IT firm that specializes in providing businesses and government agencies with technologies and services for security and risk management. This acquisition will enhance our security solutions for businesses in Quebec and across Canada. In January 2015, we announced an acquisition of a 20% stake in Alithya, a Quebec-based information technology and consulting services provider, with offices in Canada and France. This long-term strategic partnership allows each partner to offer suites of information and communication technology services, with a focus on managed infrastructure solutions, to their business customers.

In July 2013, we announced that we are partnering as equals, with two arm’s-length parties, in a residential, retail and commercial real estate redevelopment project in downtown Calgary, named TELUS Sky. The 58-storey project will be constructed to leadership in energy and environmental design (LEED) platinum standards and, when completed, will be one of the most technologically innovative and environmentally friendly buildings in North America.

Going to market as one team under a common brand, executing a single strategy

Our top corporate priority is putting customers first as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve.

Our customers first initiatives have contributed to a substantial decline in the number of complaints submitted to the Commissioner for Complaints for Telecommunications Services (CCTS) for the third consecutive year. TELUS was the subject of 5.8% of the total complaints submitted to the CCTS for all providers, an amount that was lower than complaints reported for other national carriers, according to the CCTS’ annual report. Additionally, complaints related to TELUS decreased by 26% in 2014, despite growth in our wireless and wireline subscriber base.

Our customer commitments underpin our internal goals and corporate priorities and help us deliver an elevated experience to our customers. These four commitments are:

•                  We take ownership of every customer experience

•                  We work as a team to deliver on our promises

•                  We learn from customer feedback and take action to get better, every day

•                  We are friendly, helpful and thoughtful.

Investing in internal capabilities to build a high-performance culture and efficient operation

Annually, we conduct team member Pulsecheck engagement surveys, administered by Aon Hewitt, to gather confidential team member feedback about TELUS as a place to work and measure our progress in establishing a high-performance culture. Following each survey, business units and departments use their Pulsecheck results to review their current action plans and prioritize their ongoing actions. In 2014, our employee engagement score increased by two percentage points to 85%, placing TELUS first globally among organizations of our size and composition for the second consecutive year. Significant improvements in employee engagement have helped us focus on putting customers first.

In addition, we incur incremental, non-recurring restructuring and other like costs with the objectives of improving our operating efficiency and effectiveness and addressing the ongoing decline in profitability in certain areas of our business. Restructuring costs associated with the consolidation of administrative, channel and network real estate were recorded in Goods and services purchased. Employee-related restructuring costs for reorganizing and streamlining business processes, such as certain client care, marketing and support functions, were recorded in Employee benefits expense. Other like costs for incremental external expenses in connection with business acquisition activities were recorded in Goods and services purchased. These initiatives have been executed while enhancing employee engagement and generally improving customer satisfaction.

Restructuring and other like costs

Years ended December 31 ($ millions)	2014	2013
Goods and services purchased	21	27
Employee benefits expense	54	71
Restructuring and other like costs included in EBITDA	75	98

3.              Corporate priorities for 2015 and progress on 2014 corporate priorities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We confirm or set new corporate priorities each year to both advance TELUS’ long-term strategic priorities (see Section 2.2) and address near-term opportunities and challenges.

Corporate priorities

2015	2014 (see progress in the following table)

Delivering on TELUS’ future friendly® brand promise by putting customers first, enhancing reliability, and pursuing global leadership in the likelihood of our clients to recommend our products, services and people

Delivering on TELUS’ future friendly brand promise by putting customers first and pursuing global leadership in the likelihood of our clients to recommend our products, services and people

Elevating our winning culture for a sustained competitive advantage, while giving compassionately in the communities where we live, work and serve	Elevating our winning culture for a sustained competitive advantage, including giving compassionately in our communities

Strengthening our operational efficiency, effectiveness and reliability	Strengthening our operational reliability, efficiency and effectiveness

Increasing our competitive advantage through reliable client-centric network and technology leadership	Increasing our competitive advantage through reliable and client-centric technology leadership

Driving TELUS’ leadership position in our chosen business, public sector and international markets	Driving TELUS’ leadership position in its chosen business and public sector markets

Advancing TELUS’ leadership position in healthcare information management.	Advancing TELUS’ leadership position in healthcare information management.

Progress on 2014 corporate priorities

Delivering on TELUS’ future friendly brand promise by putting customers first and pursuing global leadership in the likelihood of our clients to recommend our products, services and people

•                  Our ongoing initiatives, including those described under our strategic imperatives in Section 2.2, have helped to advance our number one priority to put customers first. Our customers’ likelihood-to-recommend scores in 2014 increased across TELUS Small Business Solutions, Enterprise, TELUS Québec and TELUS Health businesses, with a marginal decline in our Business Solutions and the consumer sector. We realized a 26% decrease in customer complaints, according to the CCTS’ 2013-2014 report, even as we added a substantial number of new customers to both our wireless and wireline services. For the third consecutive year, we had the lowest percentage of complaints, at 5.8% of the total for all national carriers. In addition, our wireless postpaid average monthly churn rate remained below 1% throughout 2014.

•                  Canadians ranked Koodo as the number one standalone wireless provider and TELUS as the number one national full-service provider for the third consecutive year in J.D. Power and Associates’ annual Wireless Total Ownership Experience Study.

•                  We are maintaining our vigilant focus on upholding our customers’ right to privacy and in 2014 we produced our first annual transparency report to provide customers and the general public with information regarding the number and types of information requests we received in 2013. The report provides insight into our internal practices and overall approach to complying with or challenging requests from law enforcement agencies and other organizations.

•                  We participated in the CRTC’s Let’s Talk TV series of public hearings on the television regulatory system in Canada, voicing our customer-centric support for a regulatory environment that promotes consumer choice in selecting programming services and supports competition and innovation in the marketplace. We also encouraged regulators to develop a framework that helps to curb anti-competitive behaviour.

•                  We increased our subscriber base in TELUS Health home health monitoring, EMRs and pharmacy solutions. TELUS Health partnered with Doctors of the World to equip North America’s first-ever mobile medical clinic with EMR technology.

•                  We continued to introduce new and innovative features and applications for Optik TV, providing customers with enhanced control and flexibility.

•                  We launched Your Choice rate plans to provide our customers with greater choice and enhanced flexibility for voice options and data usage.

•                  We introduced several consumer-focused programs and initiatives to promote safe and responsible cellular phone use, including our partnership with Young Drivers and our Thumbs Up, Phones Down campaign, which started a social media conversation about the hazards of distracted driving.

•                  We restructured and made significant investments in our cloud and managed IT service business, bringing together sales, marketing and delivery functions into a single organization focused on driving growth, efficiency and an enhanced client experience.

Elevating our winning culture for a sustained competitive advantage, including giving compassionately in our communities

•                  As described in Investing in internal capabilities in Section 2.2, our team member engagement score increased by two percentage points to 85% in 2014. This was our fifth consecutive year of improvement.

•                  TELUS was named one of Canada’s Top 100 Employers for the sixth consecutive year and one of Canada’s Best Diversity Employers for the sixth consecutive year by Mediacorp Canada.

•                  We give where we live® to help our fellow citizens in need to build stronger communities and create a stronger bond with our customers. We accomplish this through a range of initiatives, such as the TELUS Day of Giving®, Team TELUS Charitable Giving, Dollars for Doers, and grants to local not-for-profit organizations through local community boards, both domestically and internationally. In 2014, a record 15,000 team members, family and friends participated in our ninth annual TELUS Day of Giving, volunteering at more than 1,000 charitable events across Canada. See our corporate social responsibility (CSR) report at telus.com/csr for more information.

Strengthening our operational reliability, efficiency and effectiveness

•                  We deployed numerous systems upgrades and releases across our wireless and wireline systems portfolio throughout the year, significantly enhancing our clients’ experiences with our services, improving the efficiency of our business operations and providing insightful business information.

•                  We used fair process tools to garner client-informed insights from our front-line team members, consistent with our philosophy of continuous improvement.

•                  We continued to execute clear and simple principles to reduce complexity and customer support requirements.

•                  We continued to drive operational savings through labour-related efficiencies to streamline processes and strengthen internal capabilities.

•                  We improved the consistency and quality of our services through initiatives focused on technological rationalization and long-term development.

•                  We implemented price-management initiatives for revenue and margin enhancement and vendor-management initiatives to increase efficiency in our procurement activities and achieve savings on equipment, handsets, information technology and other goods and services.

•                  Our restructuring and other like costs totalled $75 million in 2014, composed of $54 million for workforce-related initiatives and $21 million for other initiatives including consolidation of real estate. Included in the total is $3 million in respect of Public Mobile.

Increasing our competitive advantage through reliable and client-centric technology leadership

•                  We continued to invest in our leading-edge broadband technology, which has enabled the success of our Optik TV, Internet and business services, as well as the ongoing advancement of our world-class wireless networks.

•                  We began decommissioning our evolution data optimized (EVDO) data services, which operate on the CDMA network. EVDO offers speeds of 2.4 to 3.1 megabits per second (Mbps); the same spectrum, when deployed as standalone LTE, would offer peak channel speeds of up to 37 Mbps(1). TELUS will leverage the repurposed 800 MHz spectrum as part of our LTE advanced (LTE-A) carrier aggregation strategy, combining spectrum assets across multiple bands to enable peak data rates of up to and beyond 150 Mbps. CDMA voice services and 1xRTT data services will remain operational for several years on a redeployed portion of the same 800 MHz spectrum.

•                  We continued to expand and upgrade our wireline broadband network, bringing greater capacity, speed and coverage to more communities. Through our continued broadband investment and focus on deploying fibre deeper into our access network, we now offer broadband speeds of up to 50 Mbps to 93% of Optik TV-capable households.

Driving TELUS’ leadership position in its chosen business and public sector markets

•                  We are partnering with venues and businesses to provide public Wi-Fi to enhance the coverage and capacity of our wireless network. Public Wi-Fi complements the TELUS Business Internet service we provide to these partners and allows them to better serve their customers and visitors.

•                  We are leveraging our advanced broadband networks and state-of-the-art IDCs with the launch of the first IoT solution in Canada that offers solutions aimed at helping businesses incorporate Internet-connected devices to enhance their efficiency, productivity and profitability.

Advancing TELUS’ leadership position in healthcare information management

•                  We acquired XD3 Solutions, a pharmacy management solution provider, which currently serves more than 150 Quebec-based pharmacies. The acquisition brings the total number of Canadian pharmacies using TELUS Health pharmacy solutions to 3,000.

•                  During the past five years, TELUS has invested $35 million in research and development focused on pharmacy management and other healthcare initiatives, and enhanced collaboration tools and services to support the transformation of healthcare in Canada.

•                  We purchased Med Access Inc., a B.C.-based company providing EMR services to 2,000 specialty and general practice physicians in B.C., Alberta, Saskatchewan, Manitoba and Ontario. This purchase and previous acquisitions of EMR providers, combined with organic growth, have positioned TELUS Health as the largest EMR provider in Canada.

•                  We acquired ZRx Prescriber from Quebec-based ZoomMed Inc., a web-based technology that allows physicians to write and deliver prescriptions while accessing a patient’s insurance coverage information at the moment of prescription. With this technology, TELUS Health will become the first Canadian healthcare technology provider to offer insurance coverage validation nationally at the moment of prescribing to accelerate the reimbursement of insurance claims.

•                  We are a leader in Canada’s claims and benefits management sector, offering the largest private electronic insurance claims network in Canada. We provide drug and dental claim processing to over 13 million Canadians and transmit more than 460 million claims annually.

•                  We offer a wide range of consumer health applications, including Pharmacy portal, Pharma Space®, Personal Health Record, Electronic Medical Record Patient Portal and Remote Patient Monitoring.

(1)         Actual speed may vary based on device being used, topography and environmental conditions, network congestion, signal strength and other factors.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Wireless: Services for consumers and businesses across Canada

Our services and products

•                  Data and voice — Fast web access, social networking, messaging (text, picture and video), the latest mobile applications, including Optik on the go, the Internet of Things (IoT) solutions, which include M2M connectivity, clear and reliable voice services, push-to-talk (PTT) solutions, including TELUS Link service, and international roaming to more than 225 countries.

•                  Devices — Leading-edge smartphones, tablets, mobile Internet keys, mobile Wi-Fi devices and M2M modems.

Our capabilities

•                  Licensed national wireless spectrum, including:

•                  LTE coverage being enhanced with the deployment of the 700 MHz wireless spectrum acquired in 2014

•                  Coast-to-coast digital 4G LTE network, first launched in major centres in February 2012:

•                  Coverage of 89% of Canada’s population at December 31, 2014

•                  Expansion of our LTE services supported by continued re-purposing of wireless spectrum to increase capacity and coverage

•                  Manufacturer-rated peak data download speeds of up to 112.5 Mbps (typical speeds of 18 to 37.5 Mbps expected with a compatible device(1); typical speeds in Saskatchewan of 15 to 22.5 Mbps)

•                  Reverts to the HSPA+ network and speeds when outside LTE coverage areas.

•                  Coast-to-coast digital 4G HSPA+ network, launched in November 2009:

•                  Coverage of 99% of Canada’s population at December 31, 2014

•                  Provides international roaming capabilities that deliver customer connectivity in more than 225 countries.

•                  Interconnections with our wireline networks.

•                  Digital PCS (CDMA) network with a 3G high-speed evolution data optimized (EVDO) Revision A overlay, with staged decommissioning begun in 2014 and expected to be completed at the end of 2016.

•                  iDEN network supporting Mike service, a PTT service focused on the commercial marketplace. With the launch of TELUS Link in 2013, we have ceased marketing our Mike service and will be turning the Mike macro network down in January 2016 as we migrate our Mike customers to the new service. However, we will continue to maintain our iDEN network to support our Mike private radio customers for the foreseeable future.

Competition overview

•                  Facilities-based national competitors Rogers Wireless, Bell Mobility and Wind, and provincial or regional telecommunications companies SaskTel, MTS, Eastlink, Videotron, Mobilicity and Tbaytel.

•                  Resellers of competitors’ wireless networks.

•                  Services offered by cable-TV and wireless competitors over wireless and metropolitan Wi-Fi networks.

•                  Smaller wireless providers such as Wind and Videotron may benefit from the federal government’s policy, announced in July 2014, to set aside spectrum for wireless carriers with less than 10% national or 20% provincial wireless subscriber market share in the AWS-3 spectrum auction scheduled for March 3, 2015.

(1)        Actual speed may vary based on device being used, topography and environmental conditions, network congestion, signal strength and other factors.

Wireline:	Residential services in British Columbia, Alberta and Eastern Quebec; Healthcare solutions;
Business services across Canada; and contact centre and outsourcing solutions offered internationally

Our services and products

•                  Voice — Reliable phone service with long distance and advanced calling features.

•                  Internet — High-speed Internet service with email and a comprehensive suite of security solutions.

•                  TELUS TV — High-definition entertainment service with Optik TV and TELUS Satellite TV. Optik TV offers extensive content options and innovative features such as PVR Anywhere, Remote Recording, Optik Smart Remote channel browsing with a tablet or smartphone, and Optik on the go. TELUS Satellite TV service is offered only in B.C. and Alberta by way of an agreement with Bell Canada.

•                  IP networks and applications — IP networks that offer converged voice, video, data or Internet access on a secure, high-performing network.

•                  Contact centre and business process outsourcing solutions in more than 30 languages — Managed solutions providing secure, low-cost and scalable infrastructure in North America, Central America, Europe and Asia.

•                  Hosting, managed IT and cloud-based services around IoT – Cybersecurity and other solutions with ongoing assured availability of telecommunications, networks, servers, databases, files and applications, with critical applications stored in our IDCs across Canada.

•                  Healthcare — TELUS Health’s proprietary technology, including pharmacy management, electronic medical record, electronic health record, remote patient monitoring and online settlement claims management solutions.

•                  Conferencing and collaboration — Full range of equipment and application solutions to support meetings and webcasts by means of phone, video and Internet.

Our capabilities

•                  An IP-based national network overlaying an extensive switched network in B.C., Alberta and Eastern Quebec, as well as global interconnection arrangements.

•                  Ongoing connection of homes and businesses directly to fibre-optic cable.

•                  Eight data centres in six communities directly connected to the national TELUS IP network, creating an advanced and regionally diverse computing infrastructure in Canada.

•                  Wireline residential access line services to an estimated 39% of households in B.C. and Alberta, and 60% of households in our Eastern Quebec region.

•                  Access to businesses across Canada through our networks, as well as competitive local exchange carrier status.

•                  ADSL2+ or VDSL2 coverage reaching approximately 2.8 million households in B.C., Alberta and Eastern Quebec.

•                  Broadcasting distribution licences to offer digital television services in incumbent territories and licences to offer commercial video on demand services.

•                  Business process outsourcing services with global delivery capabilities through our multi-shore, multi-language programs, supported by 15,605 employees.

•                  Technology solutions to assist healthcare providers, consumers, health regions, hospitals, insurers and employers.

•                  Business solutions provided to small, medium-sized and large companies in Canada.

Competition overview

•                  Substitution of wireless services, including our own wireless offerings, for residential local and long distance services. Households with wireless-only telephone services (among all providers, including TELUS) are estimated to be 32% in B.C. and Alberta, and 10% in Eastern Quebec.

•                  Allstream, Bell Canada, MTS, Rogers Communications, Videotron (in Quebec), and cable-TV providers Shaw Communications (in B.C. and Alberta), and Cogeco Cable and Videotron (in Eastern Quebec).

•                  Various others (e.g. Vonage) that offer resale or VoIP-based local, long distance and Internet services.

•                  Over-the-top (OTT) voice and entertainment services, such as Skype, Netflix and Shomi.

•                  Satellite-based entertainment and Internet services (Bell Canada, Shaw Communications and Xplornet).

•                  Competitors for contact centre services, such as Convergys, Sykes and Verizon LiveSource.

•                  Customized managed outsourcing solutions competitors, such as system integrators CGI Group Inc., EDS division of HP Enterprise Services and IBM.

•                  Competitors for TELUS Health services, such as system integrators, BCE, Cerner, Express Scripts, GE Health, Katz Group, Kroll and McKesson.

4.2 Operational resources

Resources

Our team

•                  Approximately 43,670 employees (42,700 full-time equivalent employees or FTE) at the end of 2014, across a wide range of operational functions domestically (28,065) and certain functions internationally (15,605).

•                  Approximately 12,310 of our team members are covered by a collective agreement. The agreement with the Telecommunications Workers Union (TWU) covers 10,735 employees and expires on December 31, 2015. The agreement with the Syndicat québécois des employés de TELUS (SQET), which covers 845 employees, was renewed in 2014 and expires on December 31, 2017. Our collective agreement with the Syndicat des agents de maîtrise de TELUS (SAMT) covers 665 team members in the TELUS Québéc region and expires in March 2017.

•                  Operations at Canadian and international locations to support contact centres and business process outsourcing services for external wholesale customers.

•                  Employee compensation programs that support a high-performance culture and contain market-driven and performance-based (bonus and equity) components to attract and retain key employees.

•                  Succession plans to cover ongoing retirement, ready access to labour in Canada and, for contact centres and specific support functions, in various locations internationally. We use a small number of external contractors or consultants.

•                  Training, mentoring and development programs to maintain and improve employee engagement levels and enhance the customer experience.

Our brand and distribution

•                  A well-established and recognizable national brand (TELUS, the future is friendly).

•                  Koodo postpaid service, introduced in March 2008, and Koodo prepaid service, launched in mid-2012.

•                  Public Mobile operations and brand, acquired in November 2013 and fully integrated into TELUS operations during 2014.

•                  Optik TV brand, launched in mid-2010.

•                  Our sales and support distribution:

•                  Wireless services are supported through a broad network of TELUS-owned and branded stores, including our 50% ownership of the kiosk channel WOW! Mobile, an extensive distribution network of exclusive dealers and large third-party electronics retailers (e.g. Future Shop, Best Buy, Wal-Mart and London Drugs) and a white label brand for a premier retail chain, as well as online self-serve applications.

•                  Wireline residential services are supported through TELUS-owned and branded stores including third-party electronics retailers, as well as mass-marketing campaigns, client care telephone agents, online and TV-based self-serve applications

•                  Business services, including healthcare, across wireless and wireline are supported through TELUS sales representatives, product specialists, independent dealers and online self-serve applications for small and medium-sized businesses (SMBs).

Our technology, systems and properties

•                  Our intangible assets include wireless spectrum licensed from Industry Canada, which is essential to providing wireless services.

•                  TELUS is a highly complex technology-dependent company with a multitude of interconnected wireless and wireline telecommunications networks, IT systems and processes.

•                  Network facilities are constructed under or along streets and highways, pursuant to rights-of-way granted by the owners of land, such as municipalities and the Crown, or on freehold land owned by TELUS.

•                  Real estate properties (owned or leased) include administrative office space, work centres and space for telecommunications equipment. Some buildings are constructed on leasehold land and the majority of wireless towers are situated on lands or buildings held under leases or licences with varying terms. We also participate in two real estate redevelopment joint ventures. (See Section 7.11.)

•                  TELUS International provides contact centre and business process and IT outsourcing by utilizing on-site facilities, including contact centre solutions, and by utilizing international data networks and data centres. Global rerouting capabilities and geographic diversity are provided by facilities located in North America, Central America, Europe and Asia.

•                  Through its proprietary technology, including pharmacy management, electronic medical record, electronic health record, remote patient monitoring and online settlement claims management software solutions, TELUS Health facilitates the integration of electronic health records from the home to the doctor’s office to the hospital, making critical health information available to healthcare providers over wireline and wireless broadband networks.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase shares for cancellation pursuant to our NCIBs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring and other like costs ratio and the dividend payout ratios. See definitions in Section 11.1.

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  Dividends declared in 2014 totalled $1.52 per share, or an increase of 12% over 2013. On February 11, 2015, a first quarter dividend of $0.40 cents per share was declared, payable on April 1, 2015, to shareholders of record at the close of business on March 11, 2015. The first quarter dividend for 2015 reflects an increase of 11% from the 36 cents per share dividend paid in April 2014.

Purchase Common Shares under our multi-year NCIB

•                  On September 23, 2014, we successfully completed our 2014 NCIB program, purchasing and cancelling approximately 13 million Common Shares and returning $500 million to shareholders. The average purchase price was $38.45. The purchased shares represent 2.1% of the Common Shares outstanding prior to commencement of the NCIB program. In addition, we received approval from the Toronto Stock Exchange (TSX) for a new NCIB program (2015 NCIB) to purchase and cancel up to 16 million Common Shares with a value of up to $500 million over a 12-month period, commencing October 1, 2014. Such purchases are made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations. This represents up to 2.6% of the Common Shares outstanding at the date of the 2015 NCIB notice to the TSX. The Common Shares will be purchased only when and if we consider it advisable.

•                  We have also entered into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting us to purchase our Common Shares under our NCIB program at times when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters that we established prior to any blackout period, in accordance with TSX rules and applicable securities laws. The ASPP has been approved by the TSX, was implemented on October 1, 2014 and may be implemented from time to time thereafter. During the month ended January 31, 2015, 0.5 million of our Common Shares were purchased by way of the ASPP at a cost of $21 million. All other purchases under the 2015 NCIB will be at the discretion of the Company.

•                  There can be no assurance that we will complete our 2015 NCIB or renew the NCIB program for 2016. See Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase program through 2016.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

•                  We increased our commercial paper issued and outstanding from $NIL at December 31, 2013 to $130 million at December 31, 2014.

•                  Proceeds from securitized trade receivables were $400 million throughout 2013, and were reduced by $300 million in the first quarter of 2014 to $100 million at March 31, 2014 and December 31, 2014.

Report on financing and capital structure management plans

Maintain compliance with financial objectives, policies and guidelines

We comply with all guidelines except the Net debt to EBITDA — excluding restructuring and other like costs ratio. The assessment of the guideline and return to the range remains to be determined.

•                  Maintain investment grade credit ratings in the range of BBB+ to A-, or the equivalent — On February 12, 2015, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

•                  Net debt to EBITDA — excluding restructuring and other like costs ratio of 1.50 to 2.00 times — At December 31, 2014, this ratio was outside of our long-term policy guideline range. See Section 7.5 Liquidity and capital resource measures.

•                  Dividend payout ratio guideline of 65 to 75% of sustainable net earnings on a prospective basis — See Section 7.5 Liquidity and capital resource measures.

•                  Generally maintain a minimum $1 billion in unutilized liquidity — See Section 7.6 Credit facilities.

Financing and capital structure management plans for 2015

At the end of 2014, our long-term debt (excluding commercial paper) was $9.2 billion and the weighted average term to maturity (excluding commercial paper) was approximately 11 years. Aside from short-term borrowings of $100 million, all of our debt was on a fixed-rate basis. During 2015, we may issue senior Notes to pay for spectrum purchases and to refinance maturing debt.

Anticipated free cash flow and sources of capital are expected to be more than sufficient to meet requirements. For the related risk discussion, see Section 10.7 Financing and debt requirements.

4.4 Disclosure controls and procedures and changes in internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of our disclosure controls and procedures related to the preparation of the MD&A and the December 31, 2014 Consolidated financial statements. They have concluded that our disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to TELUS and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Consolidated financial statements were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS-IASB and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, in accordance with Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have concluded that our internal control over financial reporting is effective as of December 31, 2014, and expect to certify TELUS’ annual filings with the Form 40-F, as required by the United States’ Sarbanes-Oxley Act of 2002, and with Canadian securities regulatory authorities.

Deloitte LLP, our auditor, has audited our internal controls over financial reporting as at December 31, 2014.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 Selected annual information

The selected information presented below has been derived from, and should be read in conjunction with, our audited December 31, 2014 and December 31, 2013 Consolidated financial statements.

Selected annual information

Years ended December 31 ($ in millions, except per share amounts)	2014	2013	2012
Operating revenues	12,002	11,404	10,921
Net income (1)	1,425	1,294	1,204
Net income attributable to equity shares (1)	1,425	1,294	1,204
Net income per equity share (1)(2)
Basic	2.31	2.02	1.85
Diluted	2.31	2.01	1.84
Cash dividends declared per equity share (2)	1.52	1.36	1.22

At December 31 ($ millions)	2014	2013	2012
Total assets	23,217	21,566	20,445
Current maturities of long-term debt	255	—	545
Non-current financial liabilities (3)
Provisions	74	76	64
Long-term debt	9,055	7,493	5,711
Other long-term financial liabilities	128	122	116
	9,257	7,691	5,891
Deferred income taxes	1,936	1,891	1,624
Common equity	7,454	8,015	7,686

(1)                  2012 figures have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011).

(2)                  Adjusted for the two-for-one stock split effective April 16, 2013.

(3)                  In our specific current instance, financial liabilities do not include liabilities that are excluded by definition (e.g. employee benefits and share-based compensation liabilities) or liabilities that do not involve a future outlay of economic resources (e.g. deferred recognition of customer activation and connection fees; deferred gains on sale-leaseback of buildings).

Operating revenues: Combined wireless revenue and wireline data revenue represented approximately 84% of consolidated revenues in 2014 (82% in 2013 and 80% in 2012). Legacy wireline voice revenues continue to be eroded by competition and technological substitution.

Net income increased as a result of higher operating income driven by EBITDA growth, partly offset by an increase in total depreciation and amortization expenses and an increase in income taxes. Income tax-related adjustments resulting from legislated income tax changes and adjustments recognized in the current period for income tax of prior periods, including any related interest, positively impacted Net income by $6 million in 2014, negatively impacted Net income by $3 million in 2013 and positively impacted Net income by $12 million in 2012.

Long-term debt, current maturities: The increase in 2014 is composed of $130 million of issued commercial paper and $125 million of 11.9% TCI Series 2 debentures maturing in November 2015. The decrease in 2013 reflects repayment of $300 million of matured Notes in June and repayment of commercial paper, mainly with the proceeds of long-term debt issues in April and November.

Long-term debt, non-current portion: The increase in 2014 reflects our second and third quarter re-financing activities to fund the purchase of the 700 MHz spectrum licences and redemption of higher-rate debt (see Section 7.4). The increase in 2013 reflects our second and fourth quarter re-financing activities, including Note issues of $2.5 billion and the early redemption of $700 million of Notes.

5.2 Summary of consolidated quarterly results, trends and fourth quarter recap

Summary of quarterly results

($ millions, except per share amounts)	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1
Operating revenues	3,128	3,028	2,951	2,895	2,948	2,874	2,826	2,756
Operating expenses
Goods and services purchased	1,476	1,333	1,268	1,222	1,349	1,237	1,222	1,154
Employee benefits expense	651	630	610	596	648	602	606	568
Depreciation and amortization	468	459	444	463	461	445	446	451
Total operating expenses	2,595	2,422	2,322	2,281	2,458	2,284	2,274	2,173
Operating income	533	606	629	614	490	590	552	583
Financing costs	115	124	115	102	110	109	132	96
Income before income taxes	418	482	514	512	380	481	420	487
Income taxes	106	127	133	135	90	125	134	125
Net income and Net income attributable to equity shares	312	355	381	377	290	356	286	362
Net income per equity share: (1)
Basic	0.51	0.58	0.62	0.61	0.47	0.56	0.44	0.56
Diluted	0.51	0.58	0.62	0.60	0.46	0.56	0.44	0.55
Dividends declared per equity share (1)	0.40	0.38	0.38	0.36	0.36	0.34	0.34	0.32
Additional information:
EBITDA(2)	1,001	1,065	1,073	1,077	951	1,035	998	1,034
Restructuring and other like costs included in EBITDA(2)	26	30	11	8	33	15	39	11
EBITDA — excluding restructuring and other like costs(2)	1,027	1,095	1,084	1,085	984	1,050	1,037	1,045
Free cash flow(2)	337	219	210	291	136	365	192	358

(1)         Adjusted for the two-for-one stock split effective April 16, 2013.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Trends

The consolidated revenue trend continues to reflect year-over-year increases in: (i) wireless network revenues generated from a growing subscriber base and higher ARPU driven by data usage; (ii) wireless equipment revenue that has generally increased due to sales of higher value smartphones and retention volumes; and (iii) growth in wireline data revenues, driven by Internet, enhanced data services, TELUS TV, business process outsourcing and TELUS Health services. This growth exceeded the declines in wireless voice revenues and wireline voice and other revenues.

Increasing wireless network revenues reflect growth in revenue from subscriber additions, growth in data usage, and higher retail and wholesale data roaming revenues, partly offset by declines in voice revenue. Data revenue growth reflects increased data consumption driven by the higher adoption of smartphones, tablets and other wireless devices, expansion of networks, greater use of applications and other wireless data, as well as an increased proportion of higher-rate two-year plans. Consequently, monthly blended ARPU has increased year over year for 17 consecutive quarters. The data revenue growth trend is impacted by competitive pressures driving larger allotments of data provided in rate plans, including data sharing, and an increasing number of unlimited-messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. In July 2013, we introduced new two-year wireless rate plans, which have impacted acquisition and retention trends, as well as data usage, as subscribers optimize unlimited talk and text and shared data plans, and which we expect will increase the frequency of subscribers updating their devices and services. ARPU is expected to continue to increase over time as our customer base renews to the two-year plans and as data usage continues to grow. However, the outcome is highly dependent on competition and consumer behaviour, government decisions, device selection and other factors. Additionally, the implementation of the new CRTC national Wireless Code may cause operational challenges, due to two-year and three-year customer contracts ending coterminously in 2015

Historically, there has been significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Typically, these impacts can also be more pronounced around iconic device launches. Wireless EBITDA usually decreases sequentially from the third quarter to the fourth quarter, due to continued competitive intensity and seasonal loading. Subscriber additions have typically been lowest in the first quarter. Historically, monthly wireless ARPU has experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the vacation season, and seasonal sequential declines in the fourth and first quarters.

The trend of increasing wireline data revenue reflects growth in high-speed Internet and enhanced data services, including increases in usage and adoption of higher-speed services, the continuing but moderating expansion of the TELUS TV subscriber base (up 12% in the 12-month period ended December 31, 2014), growth in business process outsourcing, growth in TELUS Health solutions, and rate increases. Higher Internet service revenues are due to a larger high-speed Internet subscriber base (up 5.7% in the 12-month period ended December 31, 2014), bundling of offers with Optik TV and certain rate increases. A general trend of declining wireline voice revenues and NALs is due to competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors, as well as technological substitution to wireless and IP-based services and applications. Business NAL losses have been moderating, in part due to large customer installations, and investments in service and customer offerings in the small and medium-sized business (SMB) markets.

The trend in Goods and services purchased expense reflects increasing content costs due to a growing TELUS TV subscriber base and higher content rates, increasing wireless equipment expenses associated with a higher proportion of smartphones in the sales mix, higher retention volumes and higher network operating costs for the growing wireless subscriber base.

The trend in Employee benefits expense reflects increases in compensation and an increase in the number of wireline full-time equivalent (FTE) employees from acquisitions and contractor conversions, partly offset by higher capitalized labour costs associated with increased capital expenditures, as described in Section 7.3. Employee benefits expense includes employee-related restructuring and other like costs, which tend to fluctuate from quarter to quarter.

The general trend in depreciation and amortization has increased slightly, as underlying increases related to growth in capital assets from acquisitions, the expansion of our broadband footprint and enhanced LTE network coverage are partly offset by adjustments related to our continuing program of asset life studies.

Financing costs include long-term debt prepayment premiums of approximately $13 million in the third quarter of 2014 and $23 million in the second quarter of 2013, partly offset by lower employee defined benefit plan net interest in 2014 due to a decrease in the discount rate for the employee defined benefit pension plans and their associated deficit at the end of 2012 moving to a nominal surplus at the end of 2013. In addition, financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income. Employee defined benefit plans net interest is expected to increase in 2015 as a result of the change in net surplus to a net deficit and the application of a lower discount rate at December 31, 2014.

The trend in net income reflects the items noted above, as well as adjustments arising from legislated income tax changes and adjustments recognized in the current period for income tax of prior periods, including any related after-tax interest on reassessments. The trend in basic EPS also reflects the impact of share purchases under our NCIB program.

The trend in cash provided by operating activities reflects growth in consolidated EBITDA, net of higher interest expenses related to our re-financing activities and increased income tax payments. The trend in free cash flow also reflects the factors in cash provided by operating activities, as well as increases in capital expenditures (excluding spectrum licences), but excludes the effects of certain changes in working capital, such as trade accounts receivable and trade accounts payable. Our expenditures on spectrum licences are expected to continue as we expect to participate in future spectrum auctions. For information on future trends, see Section 9 General trends, outlook and assumptions.

Fourth quarter recap

Results for the fourth quarter of 2014 were discussed in Management’s review of operations contained in our February 12, 2015 news release.

•                  Consolidated operating revenues increased by $180 million or 6.1% in the fourth quarter of 2014, when compared to the fourth quarter of 2013. Wireless data network revenue, excluding Public Mobile, increased year over year by $157 million or 24% in the fourth quarter as a result of subscriber growth and increased usage. Wireline data revenues increased year over year by $60 million or 7.1% in the fourth quarter due to growth in Internet and enhanced data services, TELUS TV, business process outsourcing and TELUS Health services. These increases were partly offset by ongoing declines in both wireless and wireline voice revenues.

•                  Consolidated EBITDA increased year over year by $50 million or 5.3% in the fourth quarter of 2014, while EBITDA — excluding restructuring and other like costs increased year over year by $43 million or 4.4% in the fourth quarter of 2014. These increases reflect growth in wireless network revenues and wireline data revenues, improving Internet and TV margins, and a lower wireless cost of acquisition, partly offset by higher wireless retention costs.

•                  In the fourth quarter of 2014, net income increased year over year by $22 million or 7.6% and basic EPS increased year over year by $0.04 or 8.5%.

•                  Cash provided by operating activities increased by $191 million in the fourth quarter of 2014 due to higher consolidated EBITDA and other operating working capital changes, reduced contributions to employee defined benefit plans and lower income taxes paid.

•                  Cash used by investing activities decreased by $74 million in the fourth quarter of 2014, mainly due to the cash payment for the acquisition of Public Mobile in November 2013, as compared to nominal cash payments for acquisitions in the fourth quarter of 2014.

•                  Cash used by financing activities was $370 million in the fourth quarter of 2014, as compared to cash provided by financing activities of $365 million in the same period in 2013, due to a decrease in 2014 in long-term debt issued, net of debt repayments and payments in the fourth quarter of 2014 for the purchase and cancellation of our Common Shares under our NCIB program and higher dividends paid.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented information in Note 5 of the Consolidated financial statements is regularly reported to our CEO (the chief operating decision-maker). We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.3 Cash used by investing activities — capital expenditures.

Operating revenues

Years ended December 31 ($ millions)	2014	2013	Change
Service	11,108	10,601	4.8%
Equipment	819	735	11.4%
Revenues arising from contracts with customers	11,927	11,336	5.2%
Other operating income	75	68	10.3%
	12,002	11,404	5.2%

Consolidated operating revenues increased year over year by $598 million in 2014, as follows:

•                  Service revenue increased by $507 million in 2014, reflecting growth in the wireless subscriber base; higher wireless data usage from continued adoption of smartphones and other data-centric wireless devices; growth in wireless wholesale data roaming volumes; effects of higher-rate wireless two-year plans; higher wireline Internet, enhanced data and TELUS TV services revenues due to subscriber growth; increased wireline business process outsourcing and TELUS Health services revenues; all of which were partly offset by declines in wireless and wireline voice revenues.

•                  Equipment revenue increased by $84 million in 2014. Wireless equipment revenues increased by $95 million in 2014, reflecting a higher proportion of more expensive smartphones in the sales mix and greater retention volumes. Wireline equipment revenues decreased by $11 million due to declines in business spending.

•                  Other operating income increased by $7 million in 2014 due to gains from the sale of certain real estate assets and other investments.

Operating expenses

Years ended December 31 ($ millions)	2014	2013	Change
Goods and services purchased	5,299	4,962	6.8%
Employee benefits expense	2,487	2,424	2.6%
Depreciation	1,423	1,380	3.1%
Amortization of intangible assets	411	423	(2.8)%
	9,620	9,189	4.7%

Consolidated operating expenses increased by $431 million in 2014.

•                  Goods and services purchased increased by $337 million in 2014. The increase reflects higher programming costs for TELUS TV services, wireless equipment expenses associated with a higher proportion of smartphones in the sales mix, higher wireless retention volumes, an increase in network and support costs for the growing wireless subscriber base, the expansion of the wireless distribution channels, higher wireless roaming volumes, a higher wireline cost of sales associated with increased TELUS Health revenues, and a retroactive assessment of additional TV revenue contribution expense of approximately $15 million towards our Canadian programming funding requirements, net of the impacts of lower total wireless subscriber gross additions and reduced wireline external labour requirements.

•                  Employee benefits expense increased by $63 million in 2014, mainly due to higher compensation and benefit costs and an increase in the number of wireline FTEs to provide customer service and technical support, increased business process outsourcing revenues, as well as the addition of employees from business acquisitions, partly offset by lower restructuring and other like costs for operational efficiency initiatives and higher capitalized labour costs. The decrease in restructuring and other like costs reflects higher expenses in 2013 associated with cost structure reduction initiatives.

•                  Depreciation increased by $43 million in 2014 due to growth in capital assets (such as broadband and TV-related assets, the wireless LTE network and IDCs), partly offset by the impact of our continuing program of asset life studies.

•                  Amortization of intangible assets decreased by $12 million in 2014. The decrease reflects $57 million of software asset life adjustments arising from our continuing program of asset life studies, partly offset by growth of $36 million in the intangible asset base and a $9 million increase from new administrative and network software assets and acquisitions.

•                  In December 2014, we carried out our annual impairment testing for intangible assets and goodwill. It was determined that there were no impairments. See the related discussion in Section 8.1 Critical accounting estimates.

Operating income

Years ended December 31 ($ millions)	2014	2013	Change
	2,382	2,215	7.5%

Operating income increased by $167 million in 2014. This was composed of a $123 million increase in wireless EBITDA and a $75 million increase in wireline EBITDA, partly offset by a $31 million increase in total depreciation and amortization expenses.

Financing costs

Years ended December 31 ($ millions)	2014	2013	Change
Interest expenses excluding long-term debt prepayment premium	446	380	17.4%
Long-term debt prepayment premium, before income taxes	13	23	(43.5)%
Employee defined benefit plans net interest	3	54	(94.4)%
Interest (income) and foreign exchange (gains) or losses	(6)	(10)	40.0%
	456	447	2.0%

Financing costs increased by $9 million in 2014, mainly due to the following factors:

•                  Interest expenses increased by $66 million in 2014, primarily due to the increase in average long-term debt balances outstanding, partly offset by a reduction in the effective interest rate.

•                  Long-term debt prepayment premium decreased by $10 million in 2014. A premium of $13 million before income taxes is related to the early redemption of $500 million of 5.95% Series CE Notes in September 2014. In 2013, we recorded a premium of $23 million before income taxes for our early redemption in May 2013 of $700 million of 4.95% Series CF Notes.

•                  Employee defined benefit plans net interest is calculated for each year based on the net defined benefit surplus (deficit) at December 31 of the respective previous year. The decrease in employee defined benefit net interest in 2014 reflects the net employee defined benefit pension plan deficit moving to a nominal surplus at the end of 2013 due to strong returns and the application of a higher discount rate at December 31, 2013, net of an increase in life expectancy assumptions. Employee defined benefit plans net interest is expected to increase in 2015 as a result of the change in net surplus to a net deficit and the application of a lower discount rate at December 31, 2014. See Note 14 of our 2014 Consolidated financial statements for assumptions.

•                  Interest income and foreign exchange gains or losses fluctuate from period to period. Interest income was $2 million in 2014, as compared to $8 million in 2013. Foreign exchange gains were $4 million in 2014 and $2 million in 2013.

•                  Re-financing activities reduced near-term long-term debt re-financing risk by extending the average term to maturity of our long-term debt (excluding commercial paper) to approximately 11 years at December 31, 2014, from approximately nine years at December 31, 2013. Our weighted average interest rate on long-term debt (excluding commercial paper) was 4.72% at December 31, 2014, as compared to 5.00% one year earlier. TELUS’ short-term commercial paper issuance is backstopped by a committed term credit facility that expires May 31, 2019. For additional details, see Long-term debt issues and repayments in Section 7.4.

Income taxes

Years ended December 31 ($ millions, except tax rates)	2014	2013	Change
Basic blended income tax expense at weighted average statutory income tax rates	504	461	9.3%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	22	n/m
Adjustments recognized in the current period for income tax of prior periods	(6)	(14)	57.1%
Other	3	5	(40.0)%
	501	474	5.7%
Blended federal and provincial statutory tax rates (%)	26.2	26.1	0.1	pts.
Effective tax rates (%)	26.0	26.8	(0.8	)pts.

Total income tax expense increased by $27 million in 2014. This resulted primarily from the $43 million increase in the basic blended income tax at weighted average statutory income tax rates due to growth in pre-tax income. This increase was partly offset by the $22 million revaluation of the deferred income tax liability in 2013 to reflect the increase in the B.C. provincial corporate income tax rate from 10% to 11% effective April 1, 2013.

Comprehensive income

Years ended December 31 ($ millions)	2014	2013	Change
Net income	1,425	1,294	10.1%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	7	(9)	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	(445)	998	n/m
Comprehensive income	987	2,283	(56.8)%

Comprehensive income decreased by $1.3 billion in 2014, primarily due to a decrease in employee defined benefit plan re-measurements (a year-over-year decrease in the discount rate being only partially offset by employee defined benefit plan returns in excess of the discount rate), partly offset by an increase in net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless operating indicators (excluding Public Mobile) (1)

At December 31	2014	2013	Change
Subscribers (1)(2) (000s):
Postpaid	7,108	6,751	5.3%
Prepaid	992	1,056	(6.1)%
Total	8,100	7,807	3.8%
Postpaid proportion of subscriber base (1)(2) (%)	87.8	86.5	1.3	pts.
HSPA+ population coverage(3) (millions)	35.3	34.9	1.1%
LTE population coverage(3) (millions)	31.7	28.8	10.1%

Years ended December 31	2014	2013	Change
Subscriber gross additions (1)(2) (000s):
Postpaid	1,075	1,118	(3.8)%
Prepaid	459	496	(7.5)%
Total	1,534	1,614	(5.0)%
Subscriber net additions (1)(2) (000s):
Postpaid	357	378	(5.6)%
Prepaid	(64)	(71)	9.9%
Total	293	307	(4.6)%
Blended ARPU, per month (1)(4) ($)	63.13	61.38	2.9%
Churn, per month (1)(4) (%)
Blended	1.31	1.41	(0.1	)pts.
Postpaid	0.93	1.03	(0.1	)pts.
COA(5) per gross subscriber addition (1)(4) ($)	405	400	1.3%
Retention spend to network revenue (1)(4) (%)	11.8	11.4	0.4	pts.
Retention volume(1) (units)	1,971	1,913	3.0%

(1)         Where noted, wireless operating indicators exclude Public Mobile subscribers which are all prepaid (acquired on November 29, 2013).

(2)         Effective with the second quarter of 2013 and on a prospective basis, M2M subscriptions have been excluded from all subscriber-based measures. Cumulative subscribers include an April 1, 2013 opening balance adjustment to remove approximately 76,000 M2M subscribers. Effective with the fourth quarter of 2013 and on a prospective basis, we have adjusted postpaid wireless subscribers to remove certain Mike subscriptions, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscriptions, representing those who, in our judgment, are unlikely to migrate to our new services.

(3)         Including network access agreements with other Canadian carriers.

(4)         See Section 11.2 Wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(5)         Cost of acquisition.

Operating revenues — Wireless segment

Years ended December 31 ($ in millions, except ratios)	2014	2013	Change
Network revenues	6,008	5,641	6.5%
Equipment and other	579	489	18.4%
External operating revenues	6,587	6,130	7.5%
Intersegment network revenue	54	47	14.9%
Total operating revenues(1)	6,641	6,177	7.5%
Data revenue to network revenues (%)	50	44	6	pts.

(1) Includes Public Mobile revenues of $84 in 2014, composed of network revenues of $76 and equipment and other revenues of $8. In 2013, Public Mobile revenues were $9, composed of $7 of network revenues and $2 of equipment and other revenues.

Total wireless operating revenues increased by $464 million or 7.5% in 2014, reflecting ARPU growth driven by a 22% increase in data network revenue and subscriber growth, as well as equipment sales, partly offset by a decline in voice network revenue. Wireless revenues, excluding Public Mobile, increased by $389 million in 2014.

Network revenues from external customers increased by $367 million in 2014. Network revenues, excluding Public Mobile, were $5.9 billion in 2014, an increase of $298 million or 5.3% when compared to 2013. Data network revenue, excluding Public Mobile, increased by 21% in 2014. The increase reflects growth in the subscriber base, higher data usage from continued adoption of smartphones and other data-centric wireless devices, the expansion of our LTE network coverage, higher wholesale data roaming revenues and an increased proportion of higher-rate two-year plans in the revenue mix. Voice network revenue, excluding Public Mobile, decreased by 7.5% in 2014. The decline in voice revenue is due to the increased adoption of unlimited nationwide voice plans, as well as continued but moderating substitution to data services and features.

•                  Monthly blended ARPU, excluding Public Mobile, was $63.13 in 2014, reflecting an increase of $1.75 or 2.9% from 2013. The increase was due to growth in data usage, increased wholesale data roaming revenues, a more favourable postpaid subscriber mix and the effects of higher-rate two-year plans, partly offset by declines in voice revenue due to the increased adoption of unlimited nationwide voice plans.

•                  Gross subscriber additions, excluding Public Mobile, were 1,534,000 in 2014, reflecting a decrease of 80,000 from 2013. Postpaid gross additions were 1,075,000 in 2014, down 43,000 from 2013 due to slower market growth and customers optimizing their device plan choices, partly offset by higher tablet loading. Prepaid gross additions were 459,000 in 2014, reflecting a decrease of 37,000 from 2013.

•                  Net subscriber additions, excluding Public Mobile, were 293,000 in 2014, reflecting a decrease of 14,000 from 2013 due to lower gross subscriber additions, partly offset by a reduction in our postpaid churn rate. Postpaid net additions were 357,000 in 2014, down 21,000 from 2013 due to factors described above in gross subscriber additions, partly offset by a reduction in our postpaid churn rate to 0.93%. Prepaid subscribers decreased by 64,000 in 2014, as compared to a decrease of 71,000 in 2013. Prepaid losses reflect conversions to postpaid services, market saturation with respect to prepaid services, and continued competitive intensity in the lower end of the market typically served by prepaid plans.

•                  Our average monthly postpaid subscriber churn rate was 0.93% in 2014, as compared to 1.03% in 2013. Our blended monthly subscriber churn rate, excluding Public Mobile, was 1.31% in 2014, as compared to 1.41% in 2013. The improvement in the blended churn rate was due to our continued focus on our customers first initiatives and our clear and simple approach, which differentiates TELUS in an intensely competitive market, and also due to a greater proportion of postpaid clients in our subscriber base.

Equipment and other revenues increased by $90 million in 2014. Equipment and other revenues, excluding Public Mobile, increased by $84 million in 2014, mainly due to higher retention volumes and a higher proportion of smartphones in the sales mix, partly offset by lower gross additions.

•                  Smartphone subscribers represented 81% of the postpaid subscriber base at December 31, 2014, an increase from 77% in the same period last year. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies related to multiple-year contract sales or renewals. A greater proportion of smartphones in the sales mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue per customer.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expenses.

Operating expenses — Wireless segment

Years ended December 31 ($ in millions)	2014	2013	Change
Goods and services purchased:
Equipment sales expenses	1,423	1,279	11.3%
Network operating expenses	776	707	9.8%
Marketing expenses	426	423	0.7%
Other (1)	603	507	18.9%
Employee benefits expense (1)	686	657	4.4%
Total operating expenses(2)	3,914	3,573	9.5%
Wireless operating expenses (excluding Public Mobile)	3,817	3,554	7.4%

(1)         Includes restructuring and other like costs. See Investing in internal capabilities in Section 2.2.

(2)         Includes Public Mobile-related operating expenses totalling $97 in 2014. In 2013, Public Mobile-related operating expenses were $19.

Wireless segment expenses increased by $341 million in 2014, including Public Mobile operating expenses of $97 million. Wireless expenses, excluding Public Mobile, increased by $263 million.

Equipment sales expenses increased by $144 million in 2014. Excluding Public Mobile, the increase was $142 million, reflecting a higher proportion of smartphones sold to new and existing customers and increased retention volumes.

•                  Retention costs as a percentage of network revenue, excluding Public Mobile, were 11.8% in 2014, as compared to 11.4% in 2013. The increase was driven by greater retention volumes, higher per-unit subsidy costs due to a continued shift to higher-cost smartphone devices and higher commissions.

•                  COA per gross subscriber addition, excluding Public Mobile, was $405 in 2014, an increase of $5 from 2013, mainly due to an increase in per-unit subsidy costs reflecting a greater proportion of smartphones in the sales mix and higher commissions.

Network operating expenses increased by $69 million in 2014. Excluding Public Mobile, the increase was $45 million, as higher costs associated with operating the expanding LTE network and supporting the growing subscriber base, along with higher data and voice roaming volumes and expenses, were partly offset by reduced roaming rates.

Marketing expenses increased by $3 million in 2014. Excluding Public Mobile, marketing expenses were flat in 2014, due to targeted reductions in marketing programs.

Other goods and services purchased increased by $96 million in 2014. Excluding Public Mobile, the increase was $61 million in 2014, reflecting higher non-labour restructuring and other like costs, increases in external labour and administrative costs, higher bad debt provision to support the growing subscriber base, the expansion of our distribution channels, and increased roaming volumes.

Employee benefits expense increased by $29 million in 2014. Excluding Public Mobile, the increase was $15 million, reflecting higher compensation and benefit costs, including share-based compensation, partly offset by an increase in capitalized labour costs and a decrease in the number of FTEs from our ongoing operational efficiency initiatives.

EBITDA — Wireless segment

Years ended December 31 ($ millions, except margins)	2014	2013	Change
EBITDA(1)	2,727	2,604	4.7%
Restructuring and other like costs included in EBITDA(2)	30	30	—
EBITDA — excluding restructuring and other like costs	2,757	2,634	4.7%
EBITDA — excluding restructuring and other like costs (excluding Public Mobile)	2,767	2,636	5.0%
EBITDA margin (%)	41.1	42.1	(1.0	)pts.
EBITDA margin — excluding restructuring and other like costs (%)	41.5	42.6	(1.1	)pts.

(1)                       Includes negative $13 EBITDA impact of Public Mobile in 2014 (negative $10 EBITDA in 2013).

(2)                       Includes $3 related to Public Mobile in 2014 ($8 in 2013) .

Wireless EBITDA increased by $123 million or 4.7% in 2014. Wireless EBITDA, excluding Public Mobile, was $2.7 billion, reflecting an increase of 4.9%. Wireless EBITDA — excluding restructuring and other like costs increased by $123 million or 4.7%. The increase in EBITDA reflects network revenue growth driven by higher ARPU and a larger customer base, partly offset by higher retention spend and increased customer service, network operating and distribution channel expenses.

5.5 Wireline segment

Wireline operating indicators

At December 31 (000s)	2014	2013	Change
High-speed Internet subscribers	1,475	1,395	5.7%
TELUS TV subscribers	916	815	12.4%
Network access lines (NALs):
Residential	1,556	1,643	(5.3)%
Business	1,613	1,611	0.1%
Total NALs	3,169	3,254	(2.6)%

Total wireline subscriber connections	5,560	5,464	1.8%

Years ended December 31 (000s)	2014	2013	Change
High-speed Internet subscriber net additions	80	69	15.9%
TELUS TV subscriber net additions	101	137	(26.3)%
Net NAL gains (losses):
Residential	(87)	(124)	29.8%
Business	2	(28)	n/m
Total NAL losses	(85)	(152)	44.1%
Total wireline subscriber connections net additions	96	54	77.8%

Operating revenues — Wireline segment

Years ended December 31 ($ in millions)	2014	2013	Change
Data service and equipment	3,472	3,208	8.2%
Voice service	1,615	1,735	(6.9)%
Other services and equipment	255	267	(4.5)%
Revenues arising from contracts with customers	5,342	5,210	2.5%
Other operating income	73	64	14.1%
External operating revenues	5,415	5,274	2.7%
Intersegment revenue	175	169	3.6%
Total operating revenues	5,590	5,443	2.7%

Total wireline operating revenues increased by $147 million or 2.7% in 2014 from continued growth in data revenue resulting from a larger subscriber base, partly offset by ongoing declines in legacy voice and equipment revenues, as well as continued competitive pressures.

Revenues arising from contracts with customers increased by $132 million or 2.5% in 2014.

•                  Data service and equipment revenues increased year over year by $264 million, primarily due to: (i) increased Internet and enhanced data service revenues resulting from a 5.7% increase in high-speed Internet subscribers over 12 months, customer upgrades to faster Internet speeds, subscribers coming off of promotional offers and higher revenue per customer in part from certain rate increases; (ii) increased TELUS TV revenues resulting from 12% subscriber growth over 12 months; (iii) growth in business process outsourcing revenues; and (iv) increased TELUS Health revenues. These increases were partly offset by declines in data equipment sales combined with lower videoconferencing revenues, largely reflecting lower business spending.

•                  Voice service revenues decreased by $120 million in 2014. The decrease reflects the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use. We experienced a 2.6% decline in NALs in the year.

•                  Wireline subscriber connections net additions were 96,000 in 2014, reflecting an improvement of 42,000 from 2013.

•                  Net additions of high-speed Internet subscribers increased in 2014 when compared to 2013, as a result of the expansion of our high-speed broadband footprint, the pull-through impact due to the continued adoption of Optik TV and improvements in our customer churn rate. Net additions of TELUS TV subscribers declined in 2014, as expansion of our addressable high-speed broadband footprint, increasing broadband speeds and improvements in our customer churn rate were offset by the effects of slower subscriber growth. Continued focus on expanding our addressable Optik TV and high-speed Internet footprint, combined with bundling these services together, has resulted in combined Internet and TV subscriber growth of 8.2% in 2014.

•                  Residential NAL losses of 87,000 in 2014 improved from 124,000 NAL losses in 2013 due to our continuing customers first initiatives and service bundle offers. The residential NAL losses reflect the ongoing trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of Optik TV and bundled service offerings.

•                  Business NAL gains of 2,000 in 2014 marked an improvement from the 28,000 NAL losses experienced in 2013. This reflects growth in voice and data services for several business market customers.

•                  Other services and equipment decreased by $12 million, reflecting declines in voice equipment sales.

Other operating income increased by $9 million in 2014 as a result of gains from the sale of certain real estate assets and other investments.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses.

Operating expenses — Wireline segment

Years ended December 31 ($ millions)	2014	2013	Change
Goods and services purchased (1)	2,300	2,262	1.7%
Employee benefits expense (1)	1,801	1,767	1.9%
Total operating expenses	4,101	4,029	1.8%

(1) Includes restructuring and other like costs. See Section 11.1 Non-GAAP and other financial measures

Total wireline operating expenses increased by $72 million in 2014, primarily due to the following factors:

•                  Goods and services purchased increased by $38 million in 2014. The increase was due to growth in our subscriber base, higher TV content rates, higher costs associated with increased TELUS Health services revenue, including from acquisitions, and a retroactive assessment of additional TV revenue contribution expense of approximately $15 million towards our Canadian programming funding requirements in the third quarter of 2014, partly offset by a decrease in business equipment cost of sales associated with lower equipment revenues, reduced advertising and promotions costs and lower external labour requirements.

•                  Employee benefits expense increased by $34 million in 2014 due to higher compensation and benefit costs, including higher costs to support increased business process outsourcing revenue, an increase in domestic and international FTE staff from acquisitions and contractor conversions and higher share-based compensation expenses, partly offset by lower restructuring and other like costs.

EBITDA — Wireline segment

Years ended December 31 ($ millions, except margins)	2014	2013	Change
EBITDA	1,489	1,414	5.3%
Restructuring and other like costs included in EBITDA	45	68	(33.8)%
EBITDA — excluding restructuring and other like costs	1,534	1,482	3.4%
EBITDA margin (%)	26.6	26.0	0.6	pts.
EBITDA — excluding restructuring and other like costs margin (%)	27.4	27.2	0.2	pts.

Wireline EBITDA increased by $75 million in 2014, while EBITDA — excluding restructuring and other like costs increased by $52 million in 2014. EBITDA and EBITDA margin increases resulted from revenue growth of 2.7% in 2014, which exceeded expense increases totalling 1.8% in 2014.

6.              Changes in financial position

Financial position at:	December 31
($ millions)	2014	2013	Change		Change includes:
Current assets
Cash and temporary investments, net	60	336	(276)	(82)%	See Section 7 Liquidity and capital resources
Accounts receivable	1,483	1,461	22	2%	An increase in operating revenues offset by a decrease in days outstanding in wireless and wireline receivables
Income and other taxes receivable	97	32	65	n/m	Reflects 2014 income tax instalments paid, in excess of income taxes accrued, as well as a tax credit receivable
Inventories	320	326	(6)	(2)%	A decrease in the number of wireless handsets and accessories, partly offset by an increase in the average unit costs resulting from a higher-value mix of smartphones
Prepaid expenses	199	168	31	18%	An increase in prepayment of maintenance contracts
Derivative assets	27	6	21	n/m	Fair value adjustments to hedges of restricted share units and operational hedges.
Current liabilities
Short-term borrowings	100	400	(300)	(75)%	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,019	1,735	284	16%	Increases in accrued liabilities for capital expenditures, TV programming, handsets and accessories, as well as increases in interest payable and payroll and other employee-related liabilities
Income and other taxes payable	2	102	(100)	(98)%	Current income tax expense in 2014, offset by the last instalment payment of 2013 income taxes and payments of 2014 tax instalments
Dividends payable	244	222	22	10%	An increase in the dividend rate, partly offset by a reduction in shares outstanding as a result of our NCIB program
Advance billings and customer deposits	753	729	24	3%	Subscriber growth and growth in advance billings due to rate increases
Provisions	126	110	16	15%	Reflects reclassification from long-term to current of a prior-year acquisition-related provision, offset by decreases in restructuring
Current maturities of long-term debt	255	—	255	n/m	An increase in commercial paper for general corporate purposes and $125 million of 11.9% Debentures due November 2015 reclassified from Long-term debt
Current derivative liabilities	—	1	(1)	n/m	—
Working capital (Current assets subtracting Current liabilities)	(1,313)	(970)	(343)	(35)%

A decrease in cash and temporary investments and increases in accounts payable, accrued liabilities and current maturities of long-term debt, partly offset by an increase in income and other taxes receivable and a decrease in income taxes payable, as well as a decrease in short-term borrowings.

Financial position at:	December 31
($ millions)	2014	2013	Change		Change includes:
Non-current assets
Property, plant and equipment, net	9,123	8,428	695	8%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	7,797	6,531	1,266	19%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	3,757	3,737	20	1%	An increase due to TELUS Health acquisitions, offset by purchase price adjustments made to Public Mobile-related goodwill
Real estate joint ventures	21	11	10	91%	See Transactions between related parties in Section 7.11
Other long-term assets	333	530	(197)	(37)%	Primarily a decrease in pension and post-retirement assets resulting from a decrease in the discount rate exceeding the effects of positive returns on plan assets
Non-current liabilities
Provisions	342	219	123	56%	An increase in asset retirement obligations, from a decrease in discount rates, partially offset by reclassification from long-term to current of a prior-year acquisition-related provision
Long-term debt	9,055	7,493	1,562	21%	See Section 7.4 Cash used by financing activities for a discussion of our financing activities
Other long-term liabilities	931	649	282	43%	An increase in pension and post-retirement liabilities resulting from a decrease in the discount rates, exceeding the effects of positive returns on plan assets
Deferred income taxes	1,936	1,891	45	2%	Deferred income tax expense arising from increases in temporary differences
Owners’ equity
Common equity	7,454	8,015	(561)	(7)%	Net income of $1.4 billion, net of Other comprehensive loss of $438 million, dividend declarations of $935 million and share purchases under our NCIB program of $615 million.

7.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

7.1 Overview

In 2014, we paid $1.14 billion for the purchase of the wireless spectrum licences acquired in the 700 MHz spectrum auction that took place in the first quarter of 2014. We also paid dividends of $913 million to the holders of Common Shares and returned $612 million of cash to shareholders through share purchases under our advanced 2015 and completed 2014 NCIB programs. During the month ended January 31, 2015, 0.5 million of our Common Shares were purchased by way of the ASPP at a cost of $21 million. As well, we issued $2.2 billion of long-term debt and early redeemed our $500 million 5.95% Series CE Notes. Subsequent to December 31, 2014, we paid dividends of $244 million to the holders of Common Shares in January 2015. We extended our bank facility for five years until May 31, 2019 and increased the overall facility to $2.25 billion. Our capital structure financial policies, financing plan and report on financing and capital structure management plans are described in Section 4.3.

Cash flows

Years ended December 31 ($ millions)	2014	2013	Change
Cash provided by operating activities	3,407	3,246	5.0%
Cash used by investing activities	(3,668)	(2,389)	(53.5)%
Cash used by financing activities	(15)	(628)	97.6%
Increase (decrease) in cash and temporary investments, net	(276)	229	n/m
Cash and temporary investments, net, beginning of period	336	107	n/m
Cash and temporary investments, net, end of period	60	336	(82.1)%

7.2 Cash provided by operating activities

Cash provided by operating activities increased by $161 million in 2014.

Analysis of changes in cash provided by operating activities

Years ended December 31 ($ millions)	2014	2013	Change
EBITDA (see Section 5.4 and Section 5.5)	4,216	4,018	198
Restructuring disbursements, net of restructuring costs	1	9	(8)
Employee defined benefit plans expense	87	108	(21)
Employer contributions to employee defined benefit plans	(88)	(200)	112
Interest paid, including long-term debt prepayment premium of $13 million in September 2014 and $23 million in May 2013	(412)	(364)	(48)
Interest received	2	4	(2)
Income taxes paid, net of refunds received	(464)	(438)	(26)
Other operating working capital changes	65	109	(44)
Cash provided by operating activities	3,407	3,246	161

•                  Employer contributions to employee defined benefit plans decreased as a result of returns on plan assets, changes in discount rates and the utilization of letters of credit.

•                  Income taxes paid, net of refunds received, increased in 2014, mainly reflecting higher instalment payments resulting from increasing income taxes payable in prior years.

•                  Other operating working capital changes reflected a net $44 million decrease in 2014, when compared to 2013. This includes: an increase in accounts receivable in 2014, as compared to a decrease in accounts receivable in 2013; and an increase in prepaid expenses in 2014, as compared to a decrease in prepaid expenses in 2013; partly offset by a comparative decrease in accounts payable (excluding investing working capital changes and changes in interest payable). (See Section 6 Changes in financial position and Note 25(b) of the Consolidated financial statements.)

7.3 Cash used by investing activities

Cash used by investing activities increased by $1.3 billion in 2014 and included the following:

•                  Cash payments for capital assets (excluding spectrum licences) increased by $338 million in 2014. This was composed of:

•                  A $249 million increase in capital expenditures in 2014 (see table and discussion below)

•                  A comparative decrease in accounts payable and accrued liabilities of $91 million in 2014 that reflected payment timing differences in respect of capital expenditures.

•                  We made a payment for the 700 MHz spectrum licences totalling $1.14 billion.

•                  In 2014, we made business acquisitions and related investments to complement our existing lines of business, totalling $49 million. This compares to $261 million in 2013.

•                  Our advances and contributions to real estate joint ventures, net of receipts, were $53 million in 2014, as compared to $23 million in 2013, primarily reflecting advances under construction credit facilities commensurate with construction progress.

Capital expenditure measures

Years ended December 31 ($ millions, except capital intensity)	2014	2013	Change
Capital expenditures excluding spectrum licences (1)
Wireless segment	832	712	16.9%
Wireline segment	1,527	1,398	9.2%
Consolidated	2,359	2,110	11.8%
EBITDA less capital expenditures (excluding spectrum licences) (2)	1,857	1,908	(2.7)%
Wireless segment capital intensity (%)	13	12	1	pt.
Wireline segment capital intensity (%)	27	26	1	pt.
Consolidated capital intensity (2) (%)	20	19	1	pt.

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows.

(2)              See calculation and description in Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures increased by $120 million in 2014, due to the continued investment in wireless broadband infrastructure to enhance our network coverage, speed and capacity, including the deployment of the recently acquired 700 MHz spectrum, as well as the continued investment in system resiliency and reliability in support of our ongoing customers first initiatives, and to ready the network and systems for future retirement of legacy assets. Wireless segment capital intensity was 13% in 2014, up from 12% in 2013. Wireless EBITDA less capital expenditures was $1.9 billion in 2014 and 2013, as the increase in EBITDA was partly offset by higher capital expenditures.

Wireline segment capital expenditures increased by $129 million in 2014. We continued to invest in our broadband infrastructure, including connecting more homes and businesses directly to fibre-optic cable. Investments in broadband infrastructure support Optik TV and high-speed Internet subscriber growth and faster Internet speeds, and extend the reach and functionality of our healthcare solutions. We also continued our investments to support business service growth, added functionality to administrative, client care and service delivery systems, and enhanced system resiliency and reliability in support of our ongoing customers first initiatives. Wireline segment capital intensity was 27% in 2014, up from 26% in 2013. Wireline EBITDA less capital expenditures was $(38) million in 2014, down from $16 million in 2013, as higher capital expenditures were only partly offset by an increase in EBITDA.

7.4 Cash used by financing activities

Net cash used by financing activities decreased year over year by $613 million in 2014. Financing activities included the following:

Dividends paid to the holders of equity shares

Dividends paid to the holders of Common Shares were $913 million in 2014, a year-over-year increase of $61 million. The increase reflects higher dividend rates under our dividend growth program, offset by lower outstanding shares resulting from shares purchased and cancelled under our NCIB programs.

Purchase of Common Shares for cancellation

In 2014, we purchased approximately 13 million shares under our 2014 NCIB program, reaching the bid maximum cost of $500 million on September 23, 2014. The shares purchased represent approximately 2.1% of the outstanding Common Shares prior to commencement of the NCIB. In respect of our 2015 NCIB, which commenced October 1, 2014, during the period of October 1 to December 31, 2014, we purchased approximately 2.9 million of our Common Shares at a cost of $115 million. See Section 4.3 for details of our planned multi-year share purchase program through 2016.

Normal course issuer bid in 2014

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Increase (decrease) in accounts payable ($ millions)	Cash outflow ($ millions)
First quarter	4,312,200	37.22	161	(2)	159
Second quarter	4,809,000	39.27	188	(11)	177
Third quarter	3,883,271	38.79	151	13	164
Fourth quarter	2,850,700	40.30	115	(3)	112
Total	15,855,171	38.78	615	(3)	612

In January 2015, we purchased, by way of the ASPP, 492,000 Common Shares for cancellation under our 2015 NCIB.

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Decrease in accounts payable ($ millions)	Cash outflow ($ millions)
Total	492,000	42.59	21	—	21

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.7 Sale of trade receivables). Proceeds were $400 million throughout 2013 and were reduced by $300 million in the first quarter of 2014 to $100 million.

Long-term debt issues and repayments

Long-term debt issues, net of repayments, were $1.8 billion in 2014, and were composed of:

•      An April 4, 2014 public issue of $1.0 billion in senior unsecured notes in two series: a $500 million offering at 3.20% due April 5, 2021 and a $500 million offering at 4.85% due April 5, 2044. The net proceeds were used to repay approximately $914 million of indebtedness drawn to fund a portion of the purchase price of the 700 MHz spectrum licences and the remainder was used for general corporate purposes.

•      A September 10, 2014 public issue of $1.2 billion in senior unsecured notes in two series: an $800 million offering at 3.75% due January 17, 2025 and a $400 million offering at 4.75% due January 17, 2045. The net proceeds were used to repay indebtedness consisting of: (i) advances on the 2014 credit facility and commercial paper issued to fund a substantial portion of the early redemption, on September 8, 2014, of our $500 million 5.95% Series CE Notes; and (ii) other outstanding commercial paper, which had been incurred for general corporate purposes.

•      A net increase in commercial paper to $130 million at December 31, 2014 from a $NIL balance at December 31, 2013.

These debt issues contributed to the increase in our average term to maturity of long-term debt (excluding commercial paper) to approximately 11 years at December 31, 2014, compared to approximately nine years at the end of 2013. Additionally, our weighted average cost of long-term debt was 4.72% at December 31, 2014, as compared to 5.00% at the end of 2013, as a result of our 2013 and 2014 re-financing activities.

On August 7, 2014, we exercised our right to early redeem, on September 8, 2014, all of our $500 million 5.95% Series CE Notes. The long-term debt prepayment premium related to the early redemption was approximately $13 million before income taxes.

In comparison, in 2013, we had long-term debt issues, net of repayments of $595 million in the fourth quarter and $1.3 billion for the full year of 2013, composed of:

•                  Our April 1, 2013 public issue of $1.7 billion of Series CK and Series CL Notes. The net proceeds were used to: (i) fund the early redemption on May 15, 2013 of $700 million of 4.95% Series CF Notes one year ahead of their maturity; (ii) fund the June 2013 maturity of $300 million of 5.00% Series CB Notes; and (iii) repay outstanding commercial paper by June 30, 2013. The remaining proceeds were used for general working capital purposes.

•                  Our November 26, 2013 public issue of $800 million of Series CM and Series CN Notes. The net proceeds were used to fund the acquisition of 100% of Public Mobile and repay $290 million of commercial paper outstanding on November 26, 2013. The remaining proceeds were used for other general corporate purposes.

At December 31, 2014, no amounts were drawn against our five-year credit facility (but $130 million was utilized to backstop outstanding commercial paper). Our commercial paper program provides low-cost funds and is fully backstopped by this five-year committed credit facility (see Section 7.6 Credit facilities).

7.5 Liquidity and capital resource measures

Net debt was $9.4 billion at December 31, 2014, an increase of $1.8 billion when compared to one year earlier, resulting from our re-financing activities in 2014, incremental debt issued (primarily for the acquisition of 700 MHz spectrum licences and redemption of higher-rate debt), and a decrease in Cash and temporary investments, net of a reduction in Short-term borrowings, as discussed above.

Fixed-rate debt as a proportion of total indebtedness was 98% at December 31, 2014, up from 95% one year earlier, due to our 2014 re-financing activities.

Total capitalization — book value was $16.8 billion at December 31, 2014, an increase of $1.2 billion from one year earlier, due to the increase in net debt, partly offset by a reduction in share capital and retained earnings resulting from share purchases under our NCIB program, and higher dividend payments. Net debt to total capitalization increased to 55.9% at December 31, 2014 from 48.7% one year earlier.

Net debt to EBITDA — excluding restructuring and other like costs ratio was 2.19 times for the 12-month period ended December 31, 2014, up from 1.84 times one year earlier, due to an increase in net debt, partly offset by growth in EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is 1.50 to 2.00. As at December 31, 2014, this ratio is outside of the range of the long-term policy guideline as a result of funding the purchase of the 700 MHz spectrum licences; given the cash demands of upcoming spectrum auctions and other requirements, the assessment of the guideline and return to the range remains to be determined. Our strategy is to maintain credit ratings in the range of BBB+ to A-, or equivalent. We are well in compliance with the Leverage Ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities)

Liquidity and capital resource measures

As at, or years ended, December 31	2014	2013	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	9,393	7,592	1,801
Total capitalization — book value	16,809	15,576	1,233
EBITDA — excluding restructuring and other like costs	4,291	4,116	175
Net interest cost	440	370	70
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	98	95	3	pts.
Average term to maturity of long-term debt (excluding commercial paper) (years)	10.9	9.4	1.5
Net debt to total capitalization (1) (%)	55.9	48.7	7.2	pts.
Net debt to EBITDA — excluding restructuring and other like costs (1) (times)	2.19	1.84	0.35
Coverage ratios (1) (times)
Earnings coverage	5.3	5.5	(0.2)
EBITDA — excluding restructuring and other like costs interest coverage	9.75	11.12	(1.37)
Other measures (%)
Dividend payout ratio of adjusted net earnings (1)	69	70	(1	)pts.
Dividend payout ratio (1)	69	71	(2	)pts.

(1)             See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for the 12-month period ended December 31, 2014 was 5.3 times, down from 5.5 times one year earlier. Higher borrowing costs reduced the ratio by 0.7, while growth in income before borrowing costs and income taxes increased the ratio by 0.5.

EBITDA — excluding restructuring and other like costs interest coverage ratio for the 12-month period ended December 31, 2014 was 9.75 times, down from 11.12 times one year earlier. An increase in net interest costs (including the September 2014 long-term debt prepayment premium) reduced the ratio by 1.85, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.48. See Section 7.6 Credit facilities.

Dividend payout ratios: Our target guideline is 65 to 75% of sustainable earnings on a prospective basis. The basic and adjusted dividend payout ratios for the 12-month periods ended December 31, 2014 and 2013 were consistent with the target range.

7.6 Credit facilities

At December 31, 2014, we had available liquidity of $2.16 billion from unutilized credit facilities, as well as $400 million available under our trade receivables securitization program (see Section 7.7). This adheres to our objective of generally maintaining at least $1 billion of available liquidity.

Revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that was renewed in the second quarter of 2014 and expires on May 31, 2019. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS credit and other bank credit facilities at December 31, 2014

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 31, 2019	2,250	—	—	(130)	2,120
Other bank credit facilities	—	126	—	(86)	—	40
Total		2,376	—	(86)	(130)	2,160

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated Leverage Ratio to exceed 4.00 to 1.00 (our ratio was approximately 2.19 to 1.00 at December 31, 2014) and not permit our consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2.00 to 1.00 (approximately 9.75 to 1.00 at December 31, 2014 and expected to remain well above the covenant) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Other letter of credit facilities

At December 31, 2014, we had $206 million of uncommitted letter of credit facilities, of which $78 million was utilized at December 31, 2014. We have also arranged incremental letters of credit to allow us to participate in Industry Canada’s AWS-3 auction and 2500 MHz auction, both to be held in 2015. Under the terms of the auctions, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations, are precluded until the deadlines for the final payments in the auctions. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit for the two auctions combined that we could be required to deliver is approximately $200 million.

7.7 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2016 and available liquidity was $400 million at December 31, 2014. (See Note 19 of the Consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TCI is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of February 12, 2015.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during 2014 or as of February 12, 2015. We believe adherence to most of our stated financial policies and the resulting investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets. (See Section 10.7 Financing and debt requirements.)

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to are set out below and described in more detail in Note 4 of the Consolidated financial statements. Our policies in respect of the recognition and measurement of financial instruments are described in Note 1(c) of the Consolidated financial statements.

Risks
	Recognition and measurement			Market risks
Financial instrument	accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Accounts receivable	Loans and receivables	X		X
Construction credit facilities advances to real estate joint venture	Loans and receivables				X
Short-term obligations	Amortized cost		X	X	X
Accounts payable	Amortized cost		X	X
Provisions	Amortized cost		X	X		X
Long-term debt	Amortized cost		X		X
Measured at fair value
Cash and temporary investments	Fair value through net income	X		X	X
Short-term investments	Fair value through net income				X	X
Long-term investments (not subject to significant influence) (1)	Available-for-sale			X		X
Foreign exchange derivatives (2)	Fair value through net income; part of a cash flow hedging relationship	X	X	X
Share-based compensation derivatives (2)	Fair value through net income; part of a cash flow hedging relationship	X	X			X

(1)             Long-term investments over which we do not have significant influence are measured at fair value if the fair values can be reliably measured.

(2)             Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Credit risk

Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. We mitigate credit risk as follows:

•                  Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of our counterparties.

•                  Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. At December 31, 2014, the weighted average life of past-due customer accounts receivable was 62 days (2013 — 61 days).

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer accounts receivable arose are all considered when determining whether allowances should be made for past-due accounts; the same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

•                  Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining bilateral bank facilities and a syndicated credit facility (see Section 7.6 Credit facilities); the selling of trade receivables to an arm’s-length securitization trust; maintaining a commercial paper program; continuous monitoring of forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in the long-term debt principal maturities chart in Section 4.3. As at December 31, 2014, we could offer $3.0 billion of debt or equity securities pursuant to the shelf prospectus, which is effective until December 31, 2016; during the year ended December 31, 2014, we exhausted the shelf prospectus under which we could offer $2.2 billion of debt or equity securities as at December 31, 2013. We believe that our investment grade credit ratings contribute to providing us with reasonable access to capital markets.

Our undiscounted financial liability expected maturities do not differ significantly from the contractual maturities, other than as noted in the table in Note 4(c) of the Consolidated financial statements.

Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign-currency forward contracts and currency options only on a limited basis.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and any interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed rates and, as a result, their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, we could be exposed to interest rate risks.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint ventures is not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of our currently outstanding long-term debt, other than for commercial paper and amounts drawn on our credit facilities, it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be affected if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Other price risk

•                  Provisions: We are exposed to other price risk arising from written put options provided for non-controlling interests.

•                  Short-term investments: If the balance of the short-term investments line item on the statement of financial position includes equity instruments, we would be exposed to equity price risks.

•                  Long-term investments: We are exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

•                  Share-based compensation derivatives: We are exposed to other price risk arising from cash-settled share-based compensation (appreciating equity share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements have been entered into that fix our cost associated with our restricted stock units (see Note 13(c) of the Consolidated financial statements).

Market risk

Net income and other comprehensive income for the years ended December 31, 2014 and 2013 could have varied if the Canadian dollar: U.S. dollar exchange rates and our equity share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of our exposure to market risks is shown in Note 4(g) of the Consolidated financial statements.

Fair values — General

The carrying values of Cash and temporary investments, Accounts receivable, short-term obligations, Short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair values are determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair value of our investments accounted for as available-for-sale is based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our Long-term debt is based on quoted market prices in active markets.

The fair values of our derivative financial instruments used to manage our exposure to currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as the use of discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon our equity share prices as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy at which they are measured are set out in Note 4(h) of the Consolidated financial statements.

Fair values — Derivative and non-derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition, and our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in tables in Note 4(h) of the Consolidated financial statements.

Recognition of derivative gains and losses

Gains and losses, excluding income tax effects, on derivative instruments that are classified as cash flow hedging items, as well as gains and losses on derivative instruments that are classified as held for trading items and that are not designated as being in a hedging relationship, and their respective locations within the Consolidated statements of income and other comprehensive income, are detailed in Note 4(i) of the Consolidated financial statements.

Commitments and contingent liabilities

Contractual obligations at December 31, 2014

($ millions)	2015	2016	2017	2018	2019	Thereafter	Total
Short-term borrowings
Interest obligations	1	2	—	—	—	—	3
Principal obligations (1)	—	100	—	—	—	—	100
	1	102	—	—	—	—	103
Long-term debt
Interest obligations	430	411	383	365	365	2,872	4,826
Principal maturities (2)	255	600	700	—	1,000	6,824	9,379
	685	1,011	1,083	365	1,365	9,696	14,205
Construction credit facilities commitment (3)	85	—	—	—	—	—	85
Minimum operating lease payments (3)(4)	219	197	165	144	122	750	1,597
Occupancy costs (3)	87	85	82	77	71	471	873
Purchase obligations (5)
Operating expenditures	1,163	128	111	89	84	225	1,800
Capital expenditures	382	16	11	1	—	—	410
	1,545	144	122	90	84	225	2,210
Non-interest bearing financial liabilities	1,799	6	9	4	3	7	1,828
Other obligations	24	—	—	—	—	—	24
Total	4,445	1,545	1,461	680	1,645	11,149	20,925

(1)             Composed of $100 million of securitized trade receivables (see Section 7.7 Sale of trade receivables).

(2)             See long-term debt maturity chart in Section 4.3.

(3)             Construction credit facilities reflect loan amounts for a real estate joint venture, a related party. Minimum operating lease payments and occupancy costs include transactions with real estate joint ventures. See Section 7.11 Transactions between related parties.

(4)             Total minimum operating lease payments include approximately 36% in respect of our five largest leases for office premises over various terms, with expiry dates that range between 2024 and 2034; and approximately 28% in respect of wireless site leases with a weighted average term of approximately 16 years. See Note 23(a) of the Consolidated financial statements.

(5)             Where applicable, purchase obligations reflect foreign exchange rates at December 31, 2014. Purchase obligations include future operating and capital expenditures that have been contracted for at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

Indemnification obligations

In the normal course of operations, we may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. In some cases, these indemnifications would require us to compensate the indemnified parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications.

In connection with the 2001 disposition of our directory business, we agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. Our proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, we would indemnify the owner in respect of any losses that the owner incurred.

At December 31, 2014, we have no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers. (See Section 10.9 Litigation and legal matters.)

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Section 10.9.

7.10 Outstanding share information

Outstanding shares (millions)	December 31, 2014	January 31, 2015
Common Shares	609	609
Common Share options	5	4
Exercisable Common Share options	3	3

7.11 Transactions between related parties

Investments in significant controlled entities

As at December 31, 2014, TELUS Corporation controlled 100% of the equity of TCI, which, in turn, ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2013.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team, including our Executive Chair. Total compensation expense amounts for key management personnel were $45 million in 2014, as compared to $40 million in 2013. The increase resulted from higher share-based compensation arising from differing Common Share price movements in the respective periods. See Note 24(a) of the Consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We made employer contributions to defined benefit pension plans as shown in the table in Section 7.2. We also provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

During 2014, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 18 of our Consolidated financial statements. Commitments and contingent liabilities for the real estate joint ventures include construction-related contractual commitments through to 2016 (approximately $100 million at December 31, 2014), a 20-year operating lease commitment commencing in 2015 and construction credit facilities ($374 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). The TELUS Garden residential tower has sales contracts in place for substantially all units and, at December 31, 2014, the proportion of space leased in the TELUS Garden office tower was approximately 93%.

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2014. The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter.

Examples of significant judgments, apart from those involving estimation, include the following:

•                  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes.

•                 In respect of revenue-generating transactions, generally we must make judgments that affect the timing of the recognition of revenue. See Note 2(b) of our Consolidated financial statements for significant changes to IFRS-IASB that are not yet effective and have not yet been applied, but which will significantly affect the timing of the recognition of revenue and the classification of our revenues as either service or equipment.

•                  We must make judgments about when we have satisfied our performance obligations to our customers, either satisfied over a period of time or at a point in time. Service revenues are recognized based upon customers’ access to, or usage of, our telecommunications infrastructure; we believe this method faithfully depicts the transfer of the services and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the products have been delivered and accepted by the end-user customers.

•                  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•                  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segmented information). A significant judgment we make is that our wireless and wireline operations and cash flows are sufficiently distinct to be considered both operating segments and reportable segments, notwithstanding the convergence of our wireless and wireline telecommunications infrastructure technology and operations we have experienced to date. If our wireless and wireline telecommunications infrastructure technology and operations continue to converge, it may become impractical, if not impossible, to objectively distinguish between our wireless and wireline operations and cash flows. If sufficient convergence were to occur, our wireless and wireline operations would no longer be individual components of the business or discrete operating segments; rather, they could each become a group of similar products and services.

As well, if it becomes impractical to distinguish our wireless and wireline cash flows, which would be evidence of their interdependence, this could result in the unification of the wireless cash-generating unit and the wireline cash-generating unit as a single cash-generating unit for impairment testing purposes.

•                  The view that our spectrum licences granted by Industry Canada will likely be renewed by Industry Canada, that we intend to renew them, that we believe we have the financial and operational ability to renew them and, thus, that they have an indefinite life, as discussed further in Note 17(c) to the December 31, 2014 Consolidated financial statements.

•                  In connection with the annual impairment testing of intangible assets with indefinite lives and goodwill, there are instances where we must exercise judgment in the allocation of our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts. These judgments are necessary because of the convergence of our wireless and wireline telecommunications infrastructure technology and operations we have experienced to date and because of our general corporate development. There are instances where similar judgments must also be made in respect of future capital expenditures in support of both wireless and wireline operations, which are a component of the discounted cash flow projections that are used in the annual impairment testing, as discussed further in Note 17(d) to the December 31, 2014 Consolidated financial statements.

•                  In respect of claims and lawsuits, as discussed further in Note 23(c) to the Consolidated financial statements for the year ended December 31, 2014, the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

Our critical accounting estimates and assumptions are described below.

General

•                  In determining our critical accounting estimates, we consider trends, commitments, events or uncertainties that we reasonably expect to materially affect the methodology or assumptions, subject to the items identified in the Caution regarding forward-looking statements section of this MD&A.

•                  In the normal course, we make changes to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in our credit ratings, where applicable. Unless indicated otherwise in the discussion below, we expect that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

•                  All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable), Current liabilities (Income and other taxes payable), Deferred income tax liabilities and Common equity (retained earnings). The discussion of each critical accounting estimate does not differ between our two segments, wireless and wireline, unless explicitly noted.

•                  Our critical accounting estimates affect line items on the Consolidated statements of income and other comprehensive income, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income
Employee defined benefit plans re-measurements (3)
Operating expenses
Consolidated statements of financial position	Operating revenues	Goods and services purchased	Employee benefits expense	Depreciation	Amortization of intangible assets	Financing costs
Accounts receivable		X
Inventories		X
Property, plant and equipment, net				X
Intangible assets, net, and Goodwill, net					X (1)
Investments	X
Provisions for asset retirement obligations		X		X		X
Employee defined benefit pension plans			X	X (2)	X (2)	X	X (3)

(1)         Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects our wireless cash-generating unit.

(2)         Accounting estimate impact due to internal labour capitalization rates.

(3)         Other comprehensive income — Item never subsequently reclassified to income.

Accounts receivable

General

•                  When determining our allowance for doubtful accounts, we consider the business area that gave rise to the accounts receivable, conduct statistical analysis of portfolio delinquency trends and perform specific account identification when determining our allowance for doubtful accounts.

•                  These accounting estimates are in respect of the Accounts receivable line item on our Consolidated statements of financial position comprising approximately 6% of total assets at December 31, 2014 (7% at December 31, 2013). If the future were to differ adversely from our best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, we could experience a doubtful account expense in the future. Such a doubtful account expense in and of itself does not result in a cash outflow.

The allowance for doubtful accounts

•                  The estimate of our allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues and from variances in accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

•                  We determine our allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

•                  Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. Our estimate of the allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

•                  This accounting estimate is in respect of the Inventories line item on our Consolidated statements of financial position, which comprises approximately 1% of Total assets at December 31, 2014 (2% at December 31, 2013). If the allowance for inventory obsolescence were inadequate, we could experience a charge to Goods and services purchased expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Property, plant and equipment, net; Intangible assets, net; and Goodwill, net

General

•                  The Property, plant and equipment, net, line item on our Consolidated statements of financial position represents approximately 39% of Total assets at December 31, 2014 (39% at December 31, 2013).

•                  The Intangible assets, net, line item represents approximately 34% of Total assets at December 31, 2014 (30% at December 31, 2013). Included in Intangible assets are spectrum licences, which represent approximately 28% of Total assets at December 31, 2014 (24% at December 31, 2013).

•                  The Goodwill, net, line item represents approximately 16% of Total assets at December 31, 2014 (17% at December 31, 2013).

•                 If our estimated useful lives of assets were incorrect, we could experience increased or decreased charges for amortization or depreciation in the future. If the future were to differ adversely from our best estimate of key economic assumptions and associated cash flows were to materially decrease, we could potentially experience future material impairment charges in respect of our property, plant and equipment assets, our intangible assets or our goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, we could experience increased charges for amortization of intangible assets. Such charges in and of themselves do not result in a cash outflow and would not affect our immediate liquidity.

The estimated useful lives of assets; the recoverability of tangible assets

•                  The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of assets with finite lives is significantly impacted by the estimated useful lives of assets.

•                  Assumptions underlying the estimated useful lives of assets include the life cycle of technology, competitive pressures and future infrastructure utilization plans.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

•                  The carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment and this test represents a significant estimate for us.

•                  The recoverable amounts of the cash-generating units’ assets have been determined based on a value-in-use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future. The value-in-use calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples.

•                  See Note 17(d) of the Consolidated financial statements for further discussion of methodology and sensitivity testing.

Investments

The recoverability of long-term investments

•                  We assess the recoverability of our long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific-identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

•                  The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. Our estimate of the recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (we do not control the investees).

•                 Investments are included in the Other long-term assets line item on our Consolidated statements of financial position, which itself comprises approximately 1% of Total assets at December 31, 2014 (2% at December 31, 2013). If the allowance for recoverability of long-term investments were inadequate, we could experience an increased charge to Other operating income in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow. When there is clear and objective evidence of an increase in the fair value of an investment, which may be indicated by either a recent sale of shares by another current investor or the injection of new cash into the entity from a new or existing investor, we recognize the after-tax increase in value in Other comprehensive income (change in unrealized fair value of available-for-sale financial assets).

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

•                  Assumptions underlying the composition of income tax assets and liabilities are based upon an assessment of the technical merits of tax positions. Income tax benefits on uncertain tax positions are only recognized when it is more likely than not that the ultimate determination of the tax treatment of the position will result in the benefit being realizable. Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxation authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation.

•                  Current income tax assets and liabilities are estimated based upon the amount of tax that is calculated as being owed to taxation authorities, net of periodic instalment payments. Deferred income tax liabilities are composed of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities, as well as the tax effect of undeducted tax losses. The timing of the reversal of temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities, as well as the amount of undeducted tax losses, are based upon the assessment and measurement of tax positions as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

•                  This accounting estimate is in respect of material asset and liability line items on our Consolidated statements of financial position comprising less than 1% of Total assets at December 31, 2014 (less than 1% at December 31, 2013) and approximately 8% of Total liabilities and owners’ equity at December 31, 2014 (9% at December 31, 2013). If the future were to adversely differ from our best estimate of the likelihood of tax positions being sustained, the amount of tax expected to be incurred, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, we could experience material deferred income tax adjustments. Such deferred income tax adjustments could result in an acceleration of cash outflows at an earlier time than might otherwise be expected.

Provisions for asset retirement obligations

Certain economic assumptions used in provisioning for asset retirement obligations

•                  Asset retirement obligation provisions are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized as a part of the carrying value of the related asset.

•                  On an annual basis, at a minimum, assumptions underlying the provisions for asset retirement obligations include expectations, which may span numerous decades, about inflation, discount rates and the timing and amount of the underlying future cash flows. Material changes in financial position would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate.

•                  This accounting estimate is in respect of asset retirement obligations component of the Provisions line item on our Consolidated statements of financial position, and this component comprises approximately 1% of Total liabilities and owners’ equity at December 31, 2014 (less than 1% at December 31, 2013). If the provisions for asset retirement obligations were inadequate, we could experience a charge to Goods and services purchased expense in the future. A charge for an inadequate asset retirement obligation provision would result in a cash outflow proximate to the time that asset retirement obligation is satisfied.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

•                  We review industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Actuarial support is obtained for interpolations of experience gains and losses that affect the employee defined benefit plan actuarial gains and losses and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed-term investments. The discount rate is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries, and is reviewed quarterly for significant changes. Future increases in compensation are based upon the current benefits policies and economic forecasts.

•                  On an annual basis, at a minimum, the defined benefit pension plan assumptions are assessed and revised as appropriate. When the defined benefit pension plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis. Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include life expectancy, discount rates, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 14 of the Consolidated financial statements for further analysis.

•                  This accounting estimate is in respect of components of the Operating expenses line item and Other comprehensive income line item on our Consolidated statements of income and other comprehensive income. If the future were to adversely differ from our best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, we could experience future increased (or decreased) defined benefit pension expense, financing costs and charges to Other comprehensive income.

8.2 Accounting policy developments

Revenue from contracts with customers: IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2017. The IASB and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue and to develop the common revenue standard. The new standard was released in May 2014 and supersedes existing standards and interpretations, including IAS 18, Revenue. We are currently assessing the impacts and transition provisions of the new standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition (a significant judgment; see Note 1(b) of the Consolidated financial statements) and in respect of capitalization of costs of obtaining a contract with a customer and the costs of contract fulfilment. The timing of revenue recognition, and the classification of our revenues as either service or equipment, will be affected due to the allocation of consideration in multiple element arrangements (solutions for our customers that may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time) no longer being affected by limitation cap methodology.

The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless segment. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of such revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). Although the underlying transaction economics would not differ, during sustained periods of growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions that include the initial provision of subsidized hardware will be similarly affected.

Similarly, the measurement, over the life of a contract, of total costs of contract acquisition and contract fulfilment will be unaffected by the new standard. The new standard, which will affect both our wireless and wireline segments, will result in such costs of contract acquisition and contract fufilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during sustained periods of growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice of immediately expensing such costs.

Our operations and associated systems are complex and our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including incremental requirements of our information technology systems) necessary to comply with the new standard is expected to span a period of time ending no earlier than early 2016. As a result, at this time, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2014, are expected to have no significant effect on our financial performance.

9.              General trends, outlook and assumptions

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Telecommunications industry trends

We estimate that Canadian telecommunications industry revenues (including TV and excluding media) grew by about 2% to approximately $57 billion in 2014. Wireless and data services, including TV, again drove industry growth as consumers continue to favour data-intensive smartphones and tablets, and home entertainment.

As one of Canada’s largest telecommunications companies, TELUS generated approximately 21% of industry revenues of approximately $12.0 billion in 2014. Wireless services continue to represent the largest portion of our business. In our wireline business, growth in high-speed Internet access, data and TV, as well as a growing revenue base in business process outsourcing and services to the healthcare industry, is offsetting declining demand for legacy voice services. Notably, the Company continues to generate positive revenue, EBITDA and customer growth in our wireline operations.

We believe that we are well positioned to continue to grow both wireless and wireline EBITDA due to the continued high demand for data consumption and high-speed Internet access in both wireless and wireline segments; our consistent strategic focus on our core wireless and wireline capabilities (see Section 2.1 Core business and Section 4.1 Principal markets addressed and competition); ongoing investments in our broadband networks; and our continued successful efforts to consistently strive to elevate the customer experience across all areas of our operations.

Wireless

Based on publicly reported competitors’ results and estimates, the Canadian wireless industry experienced year-over-year revenue and EBITDA increases of close to 5% and more than 5%, respectively (3% and 6%, respectively, in 2013). Our wireless revenue and EBITDA growth in 2014 was 7.5% and 4.7%, respectively.

The Canadian wireless industry added approximately 670,000 new subscribers in 2014, less than the 737,000 added in 2013. This reflects an increase in the penetration rate of approximately 1.5 percentage points in 2014, as compared to approximately 1.6 percentage points in 2013. We expect penetration to continue increasing in Canada in 2015 and future years as suggested by the experience in the U.S., the market most comparable to Canada, which currently has a penetration rate above 100% due to customers having multiple devices such as smartphones and tablets.

Comparison of wireless industry metrics

	2013	2014	2015
Market penetration of population
Canada	81%	82%	83%
U.S.	110%	115%	118%
Europe	up to 179%	up to 182%	up to 183%
Asia-Pacific	up to 153%	up to 156%	up to 160%
Data usage (percentage of ARPU)
Canada	45%	50%	55%
U.S.	46%	58%	67%
Europe	35%	43%	50%
Asia-Pacific	61%	65%	70%

Sources: TELUS estimates, CRTC’s Communications Monitoring Reports, and other company and industry reports.

The U.S. wireless market has some similar attributes to the Canadian market. The wireless market in Western Europe differs significantly from the Canadian market for several reasons, including a more expensive wireline regime for local calls, and the common practice in Europe of customers having multiple wireless subscriptions to reduce roaming charges when moving between countries.

Wireless revenue growth continues to be driven by the increased adoption of data-centric smartphones, which have increased the demand for data services. In 2014, wireless data ARPU in Canada continued to grow to represent approximately 50% of overall industry ARPU. This compares to an expansion to approximately 58% in the U.S., 43% in Europe and 65% in Asia-Pacific, suggesting a significant ongoing growth opportunity. Higher data usage in Asia is due in part to a very low rate of penetration of wireline Internet service to households.

Data growth continues to be driven by the ongoing adoption of data-centric smartphones, wireless access to services replacing wireline access, additional deployment of tablet devices, and the growing and developing market of machine-to-machine devices (M2M) and the Internet of Things (IoT). The smartphone market typically requires carriers to provide customers with a higher upfront device subsidy that initially results in a higher cost of acquisition and retention. While higher loading represents potential upfront pressure on industry margins, smartphones tend to generate higher ARPU, experience lower churn rates than earlier or more basic mobile devices, and result in higher average lifetime revenue. Our industry-leading postpaid churn rate and average lifetime revenue per subscriber position us well in 2015, during which we anticipate heightened retention and acquisition market activity associated with two-year and three-year contracts expiring concurrently.

Tablet devices operating on mobile networks in addition to Wi-Fi are expected to provide additional growth opportunities in 2015. Customers are seeking additional mobile connectivity to the Internet, and usage of enhanced portable computing services is growing. TELUS and other carriers have introduced financing plans to encourage continued tablet adoption. TELUS and other carriers now offer attractive data sharing plans for individuals and families with multiple wireless users per household, who are increasingly adopting multiple devices.

We launched our 4G LTE network in February 2012 and have since expanded coverage to 89% of Canadians, complemented by the 99% of Canadians covered by our HSPA+ network. While this expansion increases download speeds and improves the customer experience, continually increasing data traffic demands pose challenges to wireless carriers’ networks and their ability to manage and support this trend. The 700 MHz spectrum auction that concluded in February 2014 provided an opportunity for wireless carriers, including TELUS, to acquire prime spectrum to roll out faster, next-generation high-speed wireless networks especially in rural areas, and to enhance network capacity. (See Subscriber demand for data in Section 10.3 Technology.)

In 2014, Industry Canada also announced the timelines for the AWS-3 and 2500 - 2690 MHz spectrum auctions beginning in March and April 2015, respectively. These auctions represent other important opportunities for TELUS and other carriers to acquire additional spectrum to enhance and evolve LTE networks and meet the demand of both urban and rural markets. Both auctions include special provisions for the new entrant carriers including spectrum set-asides for the AWS-3 auction and spectrum caps in the 2500-2690 MHz auction. Industry Canada also announced longer-term plans to release additional spectrum over the coming years.

The federal government’s 2014 budget legislation capped wholesale wireless roaming rates pending a CRTC review on whether the wholesale wireless market is sufficiently competitive and, if not, what regulatory measures are required. The related hearing took place in September 2014, with a decision expected in the first quarter of 2015. (See Section 10.4 Regulatory matters — Wireless wholesale services review.) In the meantime, both new entrant and established carriers have expanded roaming agreements with other carriers.

Smaller entrants in the marketplace continue to adjust to the highly competitive and capital intensive wireless landscape in Canada. Smaller entrants continue to adjust their business models and ownership structure to better participate in the wireless market. These wireless carriers operate in all major markets across Canada as a fourth carrier, offering customers multiple choices for products and rate plans. New entrants Videotron, Wind, Eastlink and Mobilicity collectively gained an estimated one-third of new subscribers in 2014, with particular focus in the lower-price, discount market.

In January 2014, Wind withdrew from the 700 MHz auction, citing lack of support from its parent company. Without 700 MHz spectrum, Wind’s future network evolution became unclear. In September 2014, Wind’s parent company announced its plan to sell its stake in Wind to a group of private investors led by the former CEO of the company.

In 2014, Eastlink, a cable-TV company, continued to expand its wireless service offerings in Atlantic Canada. Quebecor’s Videotron continued to offer wireless services with a focus on its installed cable-TV base in Quebec. On January 30, 2015, Eastlink, Mobilicity, Videotron and Wind each submitted applications to bid for set-aside spectrum in the upcoming AWS-3 spectrum auction.

With the majority of consumers using mobile devices in all aspects of their day-to-day lives, including purchasing transactions, Canadians appear ready for broader deployment of mobile commerce (m-commerce). M-commerce expands the transaction relationship between retailers, advertisers, manufacturers and consumers. We continue to work to simplify the payment ecosystem by bringing together customers, suppliers and technology, while ensuring security and regulatory issues are addressed. Mobile wallet services represent a significant m-commerce opportunity for us. With near field communications (NFC) SIM card technology, customers are able to make purchases with NFC-compatible retail point of sale systems. We expect to further evolve our product offerings in this space over the coming years.

M2M/IoT technologies connect communications-enabled remote devices via wireless networks, allowing key information and processes to be exchanged. Advanced platforms and networks are already seen in industries such as utilities, agriculture and fleet management, with ongoing deployment in other industries such as retail, food services and healthcare. A 2014 study indicated that only 13% of Canadian businesses have adopted an IoT solution, but 30% are looking at deploying an IoT solution over the next two years.

M2M volume expansion is anticipated to represent a meaningful opportunity in next-generation wireless markets. While M2M applications generally have lower ARPU, they tend to generate high volumes and feature low or no subsidy costs. TELUS recently launched Canada’s first Internet of Things marketplace — an online portal for turnkey IoT solutions aimed at helping businesses incorporate Internet-connected devices to enhance their efficiency, productivity and profitability. This early initiative is anticipated to expand our competitive reach in this area.

Wireline

The traditional wireline telecommunications market is expected to remain very competitive in 2015 as technology substitution - such as the broad deployment of high-speed Internet, the use of email, and the growth of wireless and VoIP services - continues to replace higher-margin legacy voice revenues. While TELUS is a key provider of these substitution services, the decline in this legacy business continues. Our growth strategy includes continued focus on additional wireline capabilities, as described below.

We estimate that Canada’s four major cable-TV companies had an installed base of approximately 4.3 million telephony subscribers at the end of 2014, or a national consumer market share of approximately 40%, flat compared to 2013. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet solutions. This competition, along with technological substitution to wireless services, continues to erode the number of residential network access lines and associated local and long distance revenues.

We estimate that the four major cable-TV companies have approximately 6.1 million Internet subscribers, up from 5.9 million in 2013, while telecommunications companies have approximately 4.9 million Internet subscribers, up from 4.7 million in 2013. Although the consumer high-speed Internet market is maturing, with approximately 82% penetration in Western Canada and 79% penetration across Canada, subscriber growth is expected to continue over the next several years.

We estimate that in 2014, Canadian IP TV providers increased their subscriber base by approximately 27% to surpass 1.9 million through expanded network coverage, enhanced service offerings, and marketing and promotions focused on IP TV. This growth came at the expense of cable-TV and satellite TV subscriber losses, and was primarily driven by strong subscriber loading at TELUS and Bell. We estimate that the four major cable-TV companies have approximately 6.6 million TV subscribers or a 59% market share, down two percentage points from 2013. Our primary Western Canadian cable-TV competitor, Shaw Communications, continued to focus on the roll-out of its metropolitan Wi-Fi network in 2014.

The popularity of viewing TV and on-demand content anywhere is expected to continue as customers adopt services that enable them to view content on multiple screens, including computers, smartphones and tablets, as well as on their TVs.

Streaming media providers like Netflix and Google are competing for share of viewership. Recent studies suggest that 31% of Canadian English-speaking households had a subscription to Netflix at the end of 2014. In 2014 Bell Media, as well as Rogers and Shaw (through the Shomi joint venture), launched competing content streaming services. TELUS continues to enhance our Optik on the go service with expanded content, and a recently signed distribution deal with OTT content providers Crave TV and Netflix.

Cable and telecommunications providers with media services are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings, as OTT can be viewed as both competitive and complementary. We view OTT as an opportunity to add increased capabilities to our linear and on-demand assets, and to expand customer use of our high-speed Internet and wireless networks. We have brought OTT content into the Optik TV platform and added capabilities to enhance the Optik customer experience with access to those services everywhere.

Telecommunications companies continue to make investments in DSL broadband and increasingly fibre technologies to maintain and enhance their ability to support enhanced IP-based services. Our Optik TV footprint covers approximately 2.8 million households, with 93% having access to speeds of up to 50 Mbps through VDSL bonding and other newer technologies, enabling us to deliver a better customer experience and more simultaneous content. In addition, TELUS and other telecommunications companies continue to deploy fibre-to-the-home (FTTH) technologies, which support even higher broadband speeds.

Combined with wireline local and long distance, wireless and high-speed Internet and entertainment services, telecommunications companies are increasingly offering bundled products to achieve competitive differentiation that offers customers more flexibility and choice on networks that can reliably support these services. Our broadband investments and bundled integrated service offers have significantly improved our competitive position relative to our main cable-TV competitor.

The Canadian broadcasting industry has become more vertically integrated, with most of our competitors owning broadcast content. Our differentiated approach, consistent with our content strategy, is to aggregate, integrate and make accessible the best content and applications to customers, through whatever device they choose. We have consistently taken the position that it is not necessary to own content to make it accessible on an economically attractive basis, provided there is meaningful and timely enforcement of regulatory safeguards and additional safeguards introduced, as required. (See Section 10.4 Regulatory matters — Broadcasting distribution undertakings.)

In September 2014, the CRTC concluded a review of the regulatory framework relating to television broadcasting, including its proposal to increase the ability of consumers to choose to subscribe to programming services on a service-by-service basis. A decision is pending in 2015. TELUS has consistently advocated for customer flexibility to choose content, and offers customers one of the smallest basic packages in the industry with a broad range of customized content packages. (See Section 10.4 Regulatory Matters — Public consultation on television broadcasting and distribution (Let’s Talk TV review).)

Additional wireline capabilities

In the business market (enterprise and SMB), the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments. Telecommunications companies like TELUS are providing network-centric managed applications, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms providing combined IP voice, data and video solutions creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the migration from legacy to IP-based services. New opportunities exist for integrated solutions and business process outsourcing that have greater business impact than traditional telecommunications services. Data security is an area that represents both challenges as well as opportunities to provide our customers with data security solutions. Through our TELUS International operations, TELUS will continue to offer business process outsourcing in numerous locations around the world to Canadian and global multi-national companies.

Healthcare is expected to be among the highest growth areas in the future, driven by an aging population in Canada, electronic medical record (EMR) adoption, and the potential benefits of the technology for efficiency and effectiveness in the sector. TELUS has a long-standing focus and strong competitive position in the healthcare sector, with emphasis on building reach, developing a collaborative health ecosystem, and creating quantifiable outcomes.

Rapid growth is expected in cloud-based services in Canada. Leveraging the addition of two new intelligent IDCs in Kamloops, B.C. and Rimouski, Quebec, we intend to expand cloud computing services in higher-margin segments with managed solutions. This provides significant differentiation relative to our peers that have largely chosen to acquire companies in the pure-play data hosting space. Investments in our IDCs also provide internal capabilities to strategically enhance our own network and IT services.

As technology in our industry continues to rapidly change, we are committed to evolving our business by offering innovative services in core future growth areas that are complementary to our traditional business. This, alongside our intense focus on an enhanced customer experience, positions TELUS for continued differentiation and growth.

Assumptions for 2015

In 2015, we plan to build on the results achieved in both wireless and wireline in 2014 to generally continue wireless EBITDA growth and to target a modest increase in wireline EBITDA. We plan to generate future growth through postpaid wireless net additions, combined with ongoing smartphone adoption and upgrades and continued Optik TV and high-speed Internet subscriber growth, as well as from business services, including TELUS Health services. We will also continue our strategic network and service-related investments, along with customer-focused operational execution.

Our assumptions for our 2015 outlook are generally based on the industry analysis above, our 2014 results and our customers first focus and strategy discussed in Section 2 and Section 3. These assumptions are subject to risks and uncertainties, including, but not limited to, competition, regulatory matters, financing and debt requirements, taxation matters, economic conditions, litigation and other factors noted in our Caution regarding forward-looking statements and described in detail in Section 10 Risks and risk management. Some of our key assumptions include the following:

•                  Economic growth in Canada estimated to be 2.1% in 2015.

•                  No material adverse regulatory rulings or government actions.

•                  Intense wireless and wireline competition, continuing from 2014, in both consumer and business markets.

•                  Approximately one percentage point increase in wireless industry penetration of the Canadian market.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from postpaid subscriber loadings consistent with increased market penetration, as well as a modest increase in blended ARPU resulting from higher-rate two-year plans, increased data usage, including increased use of shared data plans, and subscriber mix.

•                  Higher wireless acquisition and retention expenses, dependent on gross loadings, market pressures and the impact of coterminous renewals of two-year and three-year plans.

•                  Growth in wireline data revenues, consistent with 2014, resulting from an increase in high-speed Internet and Optik TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•                  Pension plans: Defined benefit pension plan expense of approximately $106 million recorded in Employee benefits expense and approximately $26 million recorded in employee defined benefit plans net interest in Financing costs; a 3.90% discount rate for employee defined benefit pension plan accounting purposes (2014 — 4.75%); and defined benefit pension plan funding of approximately $88 million.

•                  Restructuring and other like costs of approximately $75 million for continuing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from technological substitution and subscriber growth.

•                  Income taxes: Blended statutory income tax rate of 26.0 to 26.5% and cash income tax payments between $280 million and $340 million. Cash tax payments are decreasing in 2015, primarily due to lower final payments for the previous tax year. In 2014, cash income tax payments were $464 million.

•                  Continued investments in broadband infrastructure and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability.

•                  Participation in the Industry Canada wireless spectrum auctions for AWS-3 spectrum (1755 — 1780 MHz and 2155 — 2180 MHz), as well as for 2.5 GHz (2500 — 2690 MHz) bands currently expected in March 2015 and April 2015.

•                  Further weakening of the Canadian dollar to U.S. dollar exchange rate from the U.S. 90.5 cent average exchange rate in 2014, in part due to the impact of lower oil prices on Canadian exports.

10.       Risks and risk management

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

10.1 Overview

In the normal course of our business activities we are inherently exposed to both risks and opportunities. Risk oversight and risk management processes are integral elements of our risk governance and strategic planning efforts.

Board risk governance and oversight

We maintain strong risk governance and oversight practices, with Board risk oversight responsibilities outlined in the Board’s and the committees’ terms of reference. The Board’s terms of reference make clear that our Board has overall responsibility for the identification of material risks to our business and the implementation of appropriate systems and processes to identify, monitor and manage material risks.

In addition:

•                  Risks on the enterprise key risk profile are assigned for oversight to one or more Board committees

•                  Board committees provide risk updates to our Board at least once annually on risks overseen by the committees based on their respective terms of reference

•                  Our Board or Board committees may request risk briefings by our executive risk owners. The Vice-President, Risk Management and Chief Internal Auditor attend and/or receive a summary of these briefings.

Definition of business risk

We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability and integrity of financial reporting, compliance with laws, regulations, policies, procedures and contracts, and safeguarding of assets within an ethical organizational culture.

Our enterprise risks arise primarily from our business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through performance planning, business operational management and risk response strategies, which can include mitigating, transferring, retaining and/or avoiding risks. For example, residual exposure for certain risks is mitigated through insurance coverage, where we judge this to be efficient and commercially viable. We also mitigate risks through contract terms as well as through contingency planning and other risk response strategies, as appropriate.

We strive to avoid taking on undue risk whenever possible and ensure alignment of risks with business strategies, objectives, values and risk tolerances.

Risk and control assessment process

We use a three-level enterprise risk and control assessment process that solicits and incorporates the input of team members from all areas of TELUS. This process, established in 2002, tracks multi-year trends for various key risks and control environment perceptions across the organization.

Three-level enterprise risk and control assessment process

Level one: Annual risk and control assessment

Key inputs into this process include interviews with senior managers, information and updates from our ongoing strategic planning process, and the results of our annual risk and control assessment survey. The survey aligns with the 2013 COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control integrated frameworks.

The survey is widely distributed to our entire leadership team (all executive vice-president, vice-president and director-level team members) and a random sample of management professional team members. More than 2,000 individuals completed the survey in 2014. The Board also completes the survey to provide their perspective on our key risks and approach to enterprise risk management, and to gauge our risk appetite and tolerance by key risk category.

Our survey incorporates input from recent internal and external audits, results of various risk management activities, and our management’s SOX 404 (Sarbanes-Oxley Act of 2002) internal control over financial reporting compliance activities. Key enterprise risks are identified, defined and prioritized, and classified into risk categories. Perceived risk resiliency (or readiness) is assessed for each risk, and risk tolerance/appetite is evaluated by risk category. Executive-level risk owners and Board oversight committees are assigned for each key risk.

Results of the annual risk and control survey are shared with our senior management and our Board of Directors, including the Audit Committee. The annual risk assessment results guide the development of our annual internal audit program, which has an emphasis on assurance coverage of higher-rated risks and is approved by our Audit Committee. Risk assessments are also incorporated into our strategic planning, operational risk management and performance management processes, and are shared with our Board.

Level two: Quarterly risk assessment

We conduct quarterly risk assessment reviews with our executive-level risk owners and designated risk primes across all business units to capture and communicate changing business risks, identify key risk mitigation activities, and provide quarterly updates and assurance to our Audit Committee and other applicable Board committees.

Level three: Granular risk assessment

We conduct granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. strategic planning, project, environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile, policies and processes throughout the year.

Principal risks and uncertainties

The following subsections describe our principal risks and uncertainties and associated risk mitigation activities. The significance of these risks is such that they alone or in combination may have material impacts on our business operations, reputation, results and valuation.

Although we believe the measures taken to mitigate risks described in each risk section below are reasonable, there can be no expectation or assurance that they will effectively remove the risks described or that new developments and risks will not materially impact our operations or financial results.

10.2 Competition

Customer experience

We compete in markets that are characterized by changing technology and the continual evolution of products and services. These conditions frequently result in shorter product life cycles. If our products and services do not positively differentiate us in the marketplace with a service experience that meets or exceeds customer expectations, client loyalty may decrease, reducing our customers’ likelihood to recommend TELUS. Consequently, the TELUS brand image could suffer, business clients and consumers may change service providers, and our profitability could be negatively impacted should customer net additions decrease and/or the costs to acquire and retain customers increase.

Risk mitigation: Our top corporate priority is putting customers first and earning our way to industry leadership in likelihood to recommend from our clients. We continue to invest in service development, system and network reliability, team members, and system and process improvements. Additionally, we continue to introduce new client experience initiatives to bring greater transparency and simplicity to our customers, to help differentiate our services and maintain a low subscriber churn rate. (See Strategic imperatives in Section 2.2 and Corporate priorities in Section 3.)

Intense wireless competition is expected to continue

At the end of 2014, there were 10 facilities-based wireless competitors operating in Canada, including TELUS (some nationally and others regionally — see Competition overview in Section 4.1). This included four new entrants that acquired AWS spectrum in 2008 and that have typically focused on a price discounting strategy as their main differentiator. New entrants advertise unlimited calling and data, generally with a more limited handset selection. Established competitors also provide value service brands with aggressive acquisition and retention offers. Promotional activity usually intensifies concurrently with iconic device launches or during seasonal periods that typically have higher levels of sales activity.

We anticipate continued pressure on ARPU from competitor promotions for voice and data services, including nationwide and international roaming plans, as well as pressure on data usage from substitution to increasingly available metropolitan area Wi-Fi networks. We expect pressure on cost of acquisition and retention, as customers demand the latest smartphones and more inclusive and shared plans. As two-year and three-year contracts come up for renewal coterminously in 2015, we expect higher customer activity volumes, which could result in higher costs of acquisition, retention and operations to support the customer experience. (See Trends in Section 5.2.)

We also expect increased competition through the use of unlicensed spectrum to deliver higher-speed data services, such as the use of metropolitan area Wi-Fi networks to deliver entertainment to customers beyond the home. In 2012, Shaw launched one such service to compete with TELUS’ Optik on the go. In addition, satellite operators such as Xplornet are augmenting their existing high-speed Internet access (HSIA) with launched high-throughput satellites.

Risk mitigation: Our 4G wireless networks cover approximately 99% of Canada’s population, facilitated by network access agreements with Bell Canada and SaskTel. Wireless 4G technologies have enabled us to establish and maintain a strong position in smartphone and data device selection and expand roaming capability to more than 225 countries. Faster data download speeds provided by these technologies enable delivery of Optik on the go entertainment to mobile devices when beyond the reach of Wi-Fi.

To compete more effectively in serving a variety of customer segments, we offer two value service brands, Koodo Mobile and Public Mobile. By maintaining separation among the TELUS, Koodo and Public Mobile brands through uniquely targeted value propositions and distinct distribution channels, including web-based channels, we believe we are well positioned to compete with national established wireless providers and new entrants. We also have a white label postpaid service provided through a premier retail chain. We are positioned to mitigate the impacts of the two-year and three-year contracts renewing simultaneously in 2015 through our customers first initiatives and low churn rates.

We intend to continue to market and distribute innovative and differentiated wireless services; offer bundled wireless services (e.g. voice, text and data), including data sharing plans; invest in our extensive network to support customer service; evolve technologies; and acquire spectrum to facilitate service development and the expansion of our subscriber base, as well as to address accelerating demand for data usage.

Competitor pricing and technological substitution may adversely affect market share, volume and pricing

We face intense competition and technological substitution across all key business lines and market segments, including the consumer, SMB and large enterprise markets.

Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. (See Section 10.3 Technology.) Wireless carriers and cable-TV companies continue to expand offerings, resulting in intensified competition for local access, long distance and high-speed Internet services in residential and certain SMB markets. OTT content providers, such as Netflix and TV companies that are acquiring content rights and launching their own OTT services, are expected to compete for share of viewership, potentially impacting growth in our TV and entertainment services. We expect industry pressure from content costs and pricing and customer acquisition efforts to continue across most product and service categories and market segments.

Risk mitigation: CRTC decisions in recent years approving wireline deregulation have provided us with improved flexibility to respond to intense competition. Active monitoring of competitive developments in product and geographic markets enables us to respond more rapidly to competitor offers and leverage our full suite of integrated wireless and wireline solutions and national reach. To mitigate losses in legacy services that we provide in our incumbent areas of B.C., Alberta and Eastern Quebec, we continue to invest in our broadband networks to increase speeds, improve network reliability, expand our reach, introduce innovative products and services, and enhance services with integrated bundled offers, while also investing in customer-focused initiatives to support our efforts to continuously improve the customer experience. We continue to generate growth in non-incumbent markets in Central Canada with business services and mobility offerings. We also continue to actively pursue a competitive cost structure and invest to improve efficiency.

Wireline voice and data competition

We expect competition to remain intense from traditional telephony, data, IP and IT service providers, as well as from VoIP-focused entrants in both business and consumer markets.

The industry transition from legacy voice infrastructure to IP telephony and from legacy data platforms to Ethernet, IP virtual private networks, multi-protocol label switching IP platforms and IP-based service delivery models continues to create uncertainties. Legacy data revenues and margins continue to decline and have been only partially offset by increased demand and/or migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution. Capital investments in wireline infrastructure are required to facilitate this ongoing transition process.

Business

In the business market, increasing consumerization of voice and data services is driving price commoditization. As well, bundling of local access, wireless and advanced data and IP services has evolved to include web-based and e-commerce services, as well as other IT services and support. Non-traditional competitors have entered the telecommunications space with new products that redirect and deliver email, voice and text messages from a variety of telecommunications and IT systems to the device nearest the intended recipient. With this broader bundling of traditional telecommunications services and IT services, we increasingly face competition from pure Internet and IT hardware, software and business process/consulting companies. Cable-TV companies are targeting the SMB market with their services. The result is that traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services to the business market, particularly in major urban areas.

Risk mitigation: We continue to increase our capabilities through a combination of acquisitions and partnerships, a focus on vertical markets (public sector, healthcare, financial services, energy and telecommunications wholesale), expansion of solution sets in the enterprise market, and a clear and simple modular approach in the SMB market (including services, such as TELUS Business Connect) and the IoT solutions. Through TELUS Health, we have leveraged our systems and proprietary solutions to extend our footprint in healthcare and benefit from the investments in eHealth being made by governments. We are also focused on implementing large enterprise deals that leverage our capital investments and capabilities.

Consumer

In the consumer wireline market, cable-TV companies and other competitors continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings and roll-out of Wi-Fi services in metropolitan areas. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of our residential NALs is expected to continue as a result of this competition and ongoing technological substitution to wireless and VoIP. Legacy voice revenues are also expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years and requires ongoing investment.

Risk mitigation: We continue to expand the coverage and increase the speed of our high-speed Internet service and increase the coverage, capability and content lineup of our IP-based Optik TV service in B.C., Alberta and Eastern Quebec (see Broadcasting below and Section 2.2 Strategic imperatives). The provision of Optik TV service and service bundles helps us attract and pull through Internet subscriptions and mitigate NAL losses. TELUS Satellite TV service in Alberta and B.C. complements our IP TV service, enabling us to more effectively serve households where our IP TV service is not currently available. TELUS Satellite TV service is made possible by an agreement with Bell Canada.

Broadcasting

We offer Optik TV service to approximately 2.8 million households in B.C., Alberta and Eastern Quebec, and continue targeted roll-outs to new areas. TELUS TV provides numerous interactivity and customization advantages over cable-TV and we have achieved significant market share with 916,000 subscribers at December 31, 2014. However, there can be no assurance that double-digit subscriber growth rates will be maintained, or that we will achieve planned revenue growth and improved operating efficiency because of a high level of industry market penetration and actions by our competitors and content suppliers. In addition, competition from OTT services, including Netflix and TV companies that are launching their own OTT services, could also impact customer and revenue growth.

Risk mitigation: We have broadened the addressable market for our HD TV services through the deployment of ADSL2+ technology, upgrades to VDSL2 technology including bonding and the continued roll-out of gigabit passive optical network (GPON) technology in selected areas. We continue to introduce new features and capabilities to our TV services, including third-party OTT offerings (see Providing integrated solutions in Section 2.2), and strengthen our leadership position in Western Canada in the number of HD linear channels and video on demand services.

Vertical integration into broadcast content ownership by competitors

We are not currently seeking to be a broadcast content owner, but some of our competitors own and continue to acquire broadcast content assets. Increased vertical integration could result in content being withheld from us or being made available to us at inflated prices or at unattractive terms.

Risk mitigation:  (See the risk and risk mitigation discussion in Broadcasting distribution undertakings in Section 10.4 Regulatory matters.)

10.3 Technology

Technology is a key enabler of our business. However, technology evolution brings risks and uncertainties, as well as opportunities. We maintain short-term and long-term technology strategies to optimize our selection and timely use of technology, while minimizing the associated costs, risks and uncertainties. Following are the main technology risks and uncertainties for TELUS and how we proactively address them.

Subscriber demand for data challenges wireless and wireline networks and is expected to be accompanied by decreasing prices

The demand for wireless data services continues to grow rapidly, driven by greater broadband penetration, growing personal connectivity and networking, increasing affordability of smartphones and high-usage data devices (such as tablets and mobile Internet keys), richer multimedia services and applications, the Internet of Things (including M2M data applications), and wireless price competition. Given the highly competitive wireless business environment in Canada, we expect that wireless data revenues will grow more slowly than demand for bandwidth. Rising data traffic levels and the fast pace of data device innovation present challenges to adequately provision capacity and maintain high service levels.

To support continued growth in our wireless subscriber base and data services, we require additional spectrum capacity, as we are spectrum-constrained in many important markets. A cost-efficient roll-out of LTE in rural areas is facilitated by ownership of low-band 700 MHz wireless spectrum licences. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. These same capabilities improve the quality of in-building coverage in urban areas. High-band spectrum in the 2.1 GHz and 2.5 GHz range, which is expected to be auctioned in early 2015, is also important for urban markets.

Risk mitigation: Our ongoing investments in LTE and HSPA+ networks, as well as small cell deployments, help us manage data capacity demands. We expect to implement further standards-based enhancements that are ready for commercial deployment to these networks. In addition, our investments in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure will support the future evolution to LTE-advanced technologies. LTE-advanced is expected to further increase network capacity and speed, reduce delivery costs per megabyte, enable richer multimedia applications and services, and deliver a superior subscriber experience.

Rapid growth of wireless data volumes requires optimal and efficient utilization of our spectrum holdings. Our spectrum strategy is designed to further strengthen our ability to deliver the mobile Internet to Canadians in the future. In line with this strategy, we participated in the 700 MHz spectrum auction that concluded in February 2014. We intend to participate in the 2.1 GHz AWS-3 spectrum auction in March 2015 and in the 2.5 GHz spectrum auction in April 2015. If we are successful in our bids, any additional spectrum we acquire will provide added capacity and mitigate risks from growing data traffic. In addition, we have started to deploy the 700 MHz spectrum and plan to utilize other spectrum purchased in recent years as network and device ecosystems evolve. We will eventually begin to repurpose spectrum currently used for our CDMA network.

Roll-out and evolution of wireless broadband technologies and systems

As part of a natural 4G network progression, we are committed to LTE and HSPA+ technology to support medium-term and long-term growth of mobile broadband services. We continue to support CDMA2000 3G wireless services (including EVDO Revision A), but have begun decommissioning this technology for eventual shutdown. We currently anticipate that the CDMA network will be fully decommissioned by the end of 2016. In 2013, we also launched our new PTT solution, TELUS Link, over our 4G LTE and HSPA+ networks and have ceased marketing our iDEN technology-based Mike service as we migrate our remaining Mike customers to the new PTT service. However, we will continue to maintain our iDEN network to support our Mike private radio customers for the foreseeable future. The eventual decommissioning of the CDMA network and the repurposing of the iDEN networks must be managed appropriately to ensure optimal use of spectrum and tower facilities, reduce costs and minimize subscriber migration and retention risks. Overall, as wireless broadband technologies and systems evolve, there is the risk that our future capital expenditures may be higher as our ongoing technology investments will involve higher costs than those recorded historically.

Risk mitigation: Our practice is to continually optimize capital investments to provide reasonable payback periods for generating positive cash flows from investments and flexibility in considering future technology evolutions. Some capital investments, such as spectrum, wireless towers, leasehold improvements and power systems, are technology-indifferent.

Our wireless networks are ready to evolve through software upgrades to support enhancements in LTE and HSPA+ that improve performance, capacity and speed. We expect to leverage the economies of scale and handset variety of the LTE and HSPA+ device ecosystems. We continue to strategically migrate CDMA and Mike subscribers to high-speed LTE and HSPA+ data devices, thereby providing the potential to increase utilization of data services and retain and grow revenue. Although we have started decommissioning parts of this network, TELUS has taken steps to minimize the impact to our customers.

Reciprocal network access agreements, principally with Bell Canada, have facilitated our deployment of wireless technologies and provided the means for us to better manage our capital expenditures. These agreements are expected to provide ongoing cost savings beyond the initial network build, as well as the flexibility to invest in service differentiation and support systems.

We maintain close co-operation with our network technology suppliers and operator partners to influence and benefit from developments in LTE and HSPA+ technologies.

Supplier risks

Restructuring of vendors may impact our networks and services

We have relationships with a number of vendors, which are important in supporting network and service evolution plans and delivery of services to our customers. Vendors may experience business difficulties, restructure their operations, be consolidated with other suppliers, discontinue products or sell their operations or products to other vendors, which could affect the future development and support of products or services we use. There can be no guarantee that the outcome of any particular vendor strategy will not affect the services that we provide to our customers, or that we will not incur additional costs to continue providing services. Certain customer needs and preferences may not be aligned with our vendor selection or product and service offering, which may result in limitations on growth or loss of existing business.

Supplier concentration and market power

The popularity of certain models of smartphones and tablets, such as those from Apple and Samsung, has resulted in a growing reliance on these manufacturers, which may increase the market power of these suppliers. In addition, owners of popular broadcasting content may increase distribution charges and attempt to renegotiate broadcasting distribution agreements we have with them, which can negatively impact our entertainment service offerings and/or profitability. See also Broadcasting distribution undertakings in Section 10.4.

Risk mitigation: We consider possible vendor strategies and/or restructuring outcomes when planning for our future growth, as well as the maintenance and support of existing equipment and services. We have reasonable contingency plans for different scenarios, including working with multiple vendors, maintaining ongoing strong vendor relations and working closely with other product users to influence vendors’ product development plans.

In respect of supplier market power, we offer and promote alternative devices or programming content to provide greater choice for consumers and to help lessen our dependence on a few key suppliers.

Support systems will be increasingly critical to operational efficiency

We have a very large number of interconnected operational and business support systems, and their complexity has been increasing, which can affect system stability and availability. This is typical of established telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration efforts. Management of associated development and ongoing operational costs is a significant factor in maintaining a competitive position and profit margins. We are proactive in evolving to next-generation support systems, which leverage industry integration and process standards. As next-generation services are introduced, they must be designed to work with next-generation systems, frameworks and IT infrastructures, and at the same time, must be compatible with legacy services and support systems. This introduces uncertainty with respect to the speed and costs of development and tests necessary to deliver solutions with the desired effect, and may hinder our ability to efficiently introduce new services.

Risk mitigation: In line with industry best practice, our approach is to separate business support systems (BSS) from operational support systems (OSS) and underlying network technology. Our aim is to decouple the introduction of new network technologies from the services sold to customers so that both can evolve independently. This allows us to optimize network investments while limiting the impact on customer services and facilitate the introduction of new services by driving BSS/OSS functions with configurable data rather than program changes. In addition, due to the maturing nature of telecommunications vendor software, we adopt industry standard software for BSS/OSS functions and avoid custom development where possible. This allows us to leverage vendor knowledge and industry practices acquired through the implementation of their platforms at numerous global telecommunications companies. We have established a next-generation BSS/OSS framework to ensure that, as new services and technologies are developed, they are part of the next-generation framework to ease the retirement of legacy systems in accordance with TeleManagement Forum’s Next Generation Operations Systems and Software program. We also continue to make significant investments in system resiliency and reliability to support our ongoing customers first initiatives.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly, enabling higher broadband access speeds. The evolution is fuelled by consumer demand for faster connectivity, the threat of growing competitor capabilities and offerings, increasing use of OTT applications and the intent of service providers like us to offer new services, such as IP TV, that require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre-optic cable further out from the central office, thus shortening the copper loop portion of the access network, and using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation and amortization expenses.

Risk mitigation: As part of our multi-year broadband build program, we upgraded substantial parts of our network to fibre-to-the-neighbourhood (FTTN) technology. We continue to make incremental investments in this infrastructure in order to maintain our ability to support competitive services — most recently, the upgrade to VDSL2 and bonding technologies. In addition, we are actively deploying fibre-to-the-premises (FTTP) technologies, which support higher bandwidths.

In addition to ongoing enhancements to FTTN, we actively monitor the development and carrier acceptance of competing proposed FTTx standards (such as FTTP and fibre to the distribution point or FTTDp). One or more of these fibre-based solutions may be a more practical technology to deploy in brownfield neighbourhoods or multiple dwelling units than the current xDSL deployments on copper loops. We are exploring business models for economic deployment of fibre-based technologies in areas currently connected by copper.

The evolution of these access architectures and corresponding standards, enabled with quality of service standards and network traffic engineering, all support our Future Friendly Home® strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analogue telephony is evolving and cost savings are uncertain

We continue to monitor the evolution of IP-based telephony technologies and service offerings and have developed a consumer solution for IP-based telephony through broadband access. Currently, this solution is intended to replace legacy analogue telephone service in areas that are served by fibre-based facilities. However, the solution could be expanded to provide additional telephone services over the existing analogue service infrastructure. We are also in the process of designing and testing our next-generation IP telephony solution for business users, which is intended to replace existing, end-of-life business VoIP platforms, as well as address areas that are served through fibre access. We are deploying converged IP solutions in the consumer segment to deliver interworked telephony, video and Internet access on the same broadband infrastructure. However, the exchange of information between service providers with different broadband infrastructures is still at an early stage.

Our long-term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced Future Friendly Home services. Pursuing this strategy to its full extent would involve transitioning our standard telephone service offering to IP-based telephony and phasing out legacy analogue-based telephone service. We could support this strategy by discontinuing regular analogue telephone lines and using digital-only broadband access lines which support all services, including telephony, Internet and video. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. Accordingly, we expect to support both legacy and IP-based voice systems for some time and incur costs to maintain both systems. There is a risk that investments in IP-based voice may not be accompanied by a reduction in the costs of maintaining legacy voice systems. There is also the risk that IP-based access infrastructure and corresponding IP-based telephony platforms may not be in place in time to avoid the need for some reinvestment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, resulting in some investment in line adaptation in non-broadband central offices.

Risk mitigation: We continue to deploy residential IP-based voice technologies into fibre-based communities and work with vendors and the industry to assess the technical applicability and evolving cost profiles of proactively migrating legacy customers onto IP-based platforms, while striving to adhere to CRTC commitments and customer expectations. Our ongoing investments in advanced broadband network technologies, including fibre to the home, should enable a smoother future evolution of IP-based telephony. We are also working with manufacturers to optimize the operations, cost structure and life expectancy of analogue systems and solutions so that some of this infrastructure evolves to a point where it can form part of the overall evolution towards IP. Additionally, IP-based solutions that we are currently deploying are capable of supporting a wide range of customers and services to help limit our exposure to any one market segment. Going forward, as our wireless services evolve, we will continue to assess the opportunity to further consolidate separate technologies into a single voice service environment. One example is the consolidation of our new IP-based consumer VoIP solution into the same platform that supports wireless telephony. We are looking at opportunities to rationalize our existing legacy voice infrastructure in order to manage costs. We are also increasing our focus on driving the costs out of VoIP services and are working with our vendors and partners to reduce the cost structure of VoIP deployments.

Convergence in a common IP-based application environment for telephony, Internet and video is complex

The convergence of wireless and wireline services in a common IP-based application environment, carried over a common IP-based network, provides opportunities for cost savings and for the rapid development of more advanced services that are also more flexible and easier to use. However, the transformation from separate systems to a common environment is very complex and could be accompanied by implementation errors, design issues and system instability.

Risk mitigation: We mitigate implementation risk through modular architectures, lab investments, partnering with system integrators where appropriate, employee trials, and using hardware that is common to most other North American IP-based technology deployments. We are also active in a number of standards bodies, such as the Metro Ethernet Forum and IP Sphere, to help ensure that any new IP infrastructure strategy leverages standards-based functionality to further simplify our networks.

The emergence of OTT services presents challenges to network capacity and conventional business models

OTT services are a category of services being delivered over the Internet and compete directly with traditional pay-TV, as well as wireless and wireline voice, messaging and services. OTT video services, in particular, have rapidly become the largest source of traffic on the North American Internet backbone. OTT service providers do not invest in, or own, networks and their growing services present Internet service providers and network owners with the challenge of preventing network congestion.

Risk mitigation: We have designed an IP network that has not experienced significant congestion problems through 2014. We have seen some hotspots on our legacy ADSL network that we are addressing with both short-term and long-term solutions. As additional OTT providers launch services and offer higher resolution video over the Internet, we continue to make investments in our network, including connecting more homes directly to fibre-optic cable, to support greater capacity and develop new responses, such as more flexible data plans and the IoT, to the challenges posed by the OTT providers.

10.4 Regulatory matters

Our telecommunications, broadcasting and radiocommunication services are regulated under federal legislation by the CRTC, the Minister of Industry and the Minister of Canadian Heritage. These regulations relate to, among other matters, terms and conditions for the provision of telecommunications and broadcasting services, licensing of spectrum, and restrictions on ownership and control by non-Canadians. The outcome of any regulatory proceedings, reviews, appeals and other developments could have a material impact on our operating procedures and profitability.

Radiocommunication licences and wireless roaming and tower sharing requirements

Availability of wireless spectrum licences

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. To support rapid growth in the use of wireless data services and to implement our strategies for extensive deployment of our 4G LTE network in rural areas, we require access to additional wireless spectrum (see Subscriber demand for data in Section 10.3 Technology).

Framework for wireless spectrum transfers

On June 28, 2013, Industry Canada issued its Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. As a result of this framework, all licence transfers involving commercial mobile spectrum require the approval of Industry Canada. This includes prospective transfers, deemed transfers and actual licence transfers from one licensee to another.

In July of 2013, TELUS applied for judicial review concerning the spectrum transfer rules on the basis that the requirement for approval of deemed transfers was outside the jurisdiction of the Minister of Industry. On December 2, 2014, the Federal Court confirmed that the Minister of Industry has the authority under the Radiocommuniation Act to require the approval of deemed transfers of licences. As a result, future transfers of spectrum licences may face additional timing and approval hurdles.

AWS-3 spectrum auction framework

On July 28, 2014, Industry Canada opened a consultation, and on December 18, 2014, issued Technical Policy and Licensing Framework for Advanced Wireless Services in the Bands 1755 — 1780 MHz and 2155 — 2180 MHz (AWS-3). In this framework, the Minister of Industry will auction 50 MHz of AWS-3 spectrum in March 2015 in advance of the April 2015 2500 MHz auction and set aside 30 MHz (or 60%) of the spectrum for wireless carriers with less than 10% national and 20% provincial wireless subscriber market share. The remaining 20 MHz of spectrum that has not been set aside will be auctioned as two 10 MHz blocks per licence, which may be bid upon individually or as a package.

2500 — 2690 MHz spectrum auction framework

On January 10, 2014, Industry Canada announced that the spectrum auction in the 2500 — 2690 MHz band will begin on April 14, 2015. This is prime spectrum for LTE in urban locations. Currently, most of this spectrum is held by Rogers Communications and Bell Canada. Under the auction rules, all participants will be limited by a 40 MHz cap for this spectrum in each licence region. In those regions where established carriers exceed the spectrum cap, they will not be required to relinquish any existing spectrum holdings. However, such licensees will not be eligible to bid for additional spectrum licences in the auction in service areas where the limit has been met or exceeded. Since Bell and Rogers already control substantial blocks of this spectrum, their ability to bid in the auction will be restricted. The auction provides an opportunity to increase our spectrum holdings for LTE should we succeed in the auction. However, there is no guarantee we will acquire all of the wireless spectrum that we might seek.

AWS-4 spectrum licensing framework

On May 21, 2014, Industry Canada opened a consultation, and on December 18, 2014, issued Decision on a Policy, Technical and Licensing Framework for Mobile Satellite Service and Advanced Wireless Service (AWS-4) in the Bands 2000 — 2020 MHz and 2180 — 2200 MHz. Half of the spectrum, 20 MHz, which has never been auctioned, is currently licensed for both satellite-based and terrestrial-based networks across the country but has never been deployed. On April 1, 2015, the Minister of Industry will extend the spectrum assigned in the existing 2 GHz mobile satellite service (MSS) licences and ancillary terrestrial component (ATC) authorization to 40 MHz from 20 MHz. The Minister of Industry will also provide licensees with the flexibility to select the duplex direction of the band 2000 — 2020 MHz for the terrestrial use and the requirement for dual-mode handsets has been removed.

Policy changes in the 3500 MHz band

On August 19, 2014, Industry Canada opened a consultation, and on December 18, 2014, issued Decisions Regarding Policy Changes in the 3500 MHz Band (3475 —3650 MHz) and a New Licensing Process as a followup to its November 2013 Decisions Concerning the Renewal of 2300 MHz and 3500 MHz Licences. The Minister of Industry is reallocating the 3500 MHz band to allow mobile services throughout the band. As part of the fundamental reallocation and following further consultation, all fixed wireless access systems will be subject to an eventual transition to a new flexible-use band plan. Until such time, all licences in the 3500 MHz band will remain fixed-only licences. We hold 124 such licences for which we paid a total of $6.5 million in the 2004 and 2005 auctions.

Consultation on repurposing the 600 MHz band

On December 18, 2014, Industry Canada opened its Consultation on Repurposing the 600 MHz Band. In this framework, the Minister of Industry seeks comments on the overall proposal of repurposing the band to include commercial mobile broadband and the initial step of participating in a joint repacking (reallocating channels) process with the United States. The Minister of Industry proposes to adopt the United States 600 MHz band plan framework and commit to repurpose the same amount of spectrum as the United States.

Compliance with licence conditions and telecommunications regulations

Industry Canada regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Industry Canada also establishes the terms and conditions attaching to such licences, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

While we believe that we are substantially in compliance with our licence conditions, there can be no assurance that we will be found to comply with all licence conditions, or if found not to be compliant, that a waiver will be granted or that the costs to be incurred to achieve compliance will not be significant. Any failure by us to comply with the licence conditions could result in the revocation of our licences and/or imposition of fines.

On December 18, 2013, the federal government announced that it would be amending both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the power to impose administrative monetary penalties (AMPs). The generalized AMP amendment to the Telecommunications Act applies to contraventions of provisions of the Act or any decision or regulation made by the CRTC under the Act. The amendment allows the CRTC to impose an administrative monetary penalty on a corporation in an amount not to exceed $10 million for a first contravention and up to $15 million for a subsequent contravention. The Radiocommunication Act AMPs amendment is more focused, applying to unauthorized operation of radio apparatus, contraventions of new requirements concerning jammers and contraventions of auction rules, standards and procedures. On December 16, 2014, Bill C-43, Economic Action Plan 2014 Act, No. 2, received royal assent and the provisions governing administrative monetary penalties are now in effect.

Risk mitigation: We continue to strive to comply with all licence and renewal conditions and plan to participate in future wireless spectrum auctions. We have advocated to the federal government for a level playing field in respect of spectrum auction rules, such that established wireless companies like TELUS can bid on an equal footing with others for spectrum blocks available at auction or are able to purchase spectrum licences available for sale from entrants.

Regulatory and federal government reviews

The CRTC has held public proceedings to review, among other issues, wireline wholesale services (including the appropriateness of mandating competitor access to our FTTP facilities), wireless wholesale services and the regulatory framework relating to television broadcasting, and announced its intention to hold future proceedings on satellite and other transport services and basic telecommunications services (including the national contribution mechanism).

Wireline wholesale services review

On October 15, 2013, the CRTC initiated a major review of the existing regulatory framework for wireline wholesale services in Telecom Notice of Consultation CRTC 2013-551, Review of wholesale services and associated policies. This wide-ranging policy proceeding included an oral hearing in the fourth quarter of 2014. Final written submissions were filed on December 19, 2014, concluding the proceeding. A decision is expected in the second quarter of 2015. The decision may change aspects of the current regulatory framework for wireline wholesale services. Among other matters, it will address the question of whether competitors that choose not to build their own FTTP facilities should enjoy regulated access to the FTTP facilities owned by TELUS and other large telephone and cable companies. These changes could negatively impact our future business strategies.

Satellite and other transport services

In Telecom Regulatory Policy CRTC 2013-771 released on December 18, 2013, the CRTC announced that a previously planned review of basic telecommunications services will include a review of the transport infrastructure in Yukon, Nunavut and the Northwest Territories. This review will include an assessment of whether a mechanism should be established to fund infrastructure investments in transport facilities in those territories. This proceeding may lead to increased subsidy payments to support infrastructure construction outside of TELUS’ serving territories. This proceeding has not yet been initiated.

At the same time, the CRTC identified the high cost of satellite transport as an impediment to meeting its broadband target and announced its intention to conduct an inquiry into satellite services. On February 6, 2014, the CRTC initiated this inquiry, specifically into satellite services provided to other telecommunications service providers. The proceeding is now closed and the final report of the Inquiry Officer is pending.

The report is not expected to have a material impact on our operations, but its conclusions will influence the consideration of the transport infrastructure component of the basic telecommunications services review.

Wireless wholesale services review

In the federal budget released on February 11, 2014, the federal government announced a proposal to amend the Telecommunications Act to cap wholesale wireless roaming rates to prevent wireless carriers from charging other domestic wireless carriers more than they charge their own customers for mobile voice, data and text services. On March 31, 2014, the federal government introduced Bill C-31, Economic Action Plan 2014 Act, No. 1, which included specific provisions that would cap wholesale wireless roaming rates charged to Canadian carriers for voice, data and text roaming services; on June 19, 2014, Bill C-31 came into effect. It is expected that this measure will be in place at least until the CRTC concludes its review, initiated on February 20, 2014, to determine whether the wholesale mobile wireless market is sufficiently competitive and, if not, what regulatory measures are required. Matters within the scope of that now-concluded proceeding included regulated rates for roaming, tower and site sharing, and other mandated wholesale services. The oral hearing for this proceeding took place in September 2014 and a decision is expected in the first quarter of 2015. It is too early to determine the impact that the CRTC’s decision may have on the Company’s operations. At this time, the wholesale roaming cap does not have a material impact on our operations.

Federal government review of paper bill charges

On October 21, 2014, the federal government introduced Bill C-43, Economic Action Plan 2014 Act, No. 2, which included proposals to amend the Broadcasting Act and the Telecommunications Act to prohibit charging subscribers for paper bills. On December 16, 2014, Bill C-43 received royal assent and the provisions relating to paper bill charges are now in effect.

Prohibition of 30-day cancellation policies

On November 6, 2014, the CRTC issued Prohibition of 30-day cancellation policies, Broadcasting and Telecom Regulatory Policy CRTC 2014-576. In that decision, the CRTC determined that 30-day cancellation policies for local voice services, Internet services and broadcasting distribution services (e.g., cable and satellite television services) will be prohibited for consumer and small business customers of all Canadian telecommunications companies and broadcasting distribution undertakings (BDUs). The policy became effective as of January 23, 2015. TELUS is amending its terms of service for its telecommunications and BDU services to reflect the CRTC’s policy. The decision will not have a material impact on our operations.

Basic telecommunications services

The CRTC has announced that it will conduct, by means of a public proceeding, a comprehensive review to determine what services (e.g. voice and broadband) are required by all Canadians to fully participate in the digital economy, and whether there should be changes to the national contribution mechanism under which basic telecommunications services in high-cost areas are subsidized. It is expected that the CRTC will release a public notice of consultation outlining the scope of the proceeding in further detail in the near future. It is too early to determine what impact the outcome of this proceeding will have on TELUS.

Public consultation on television broadcasting and distribution (Let’s Talk TV review)

In September 2014, the CRTC concluded a review of the regulatory framework relating to television broadcasting. A number of issues were discussed in this proceeding, including the CRTC’s proposal to increase the ability of consumers to choose to subscribe to programming services on a service-by-service basis, whether to require contribution payments from currently exempted content providers and how to set wholesale rates for programming services in an environment that promotes greater choice for consumers. To date, three decisions related to this review have been issued, namely Broadcasting and Telecom Regulatory Policy CRTC 2014-576 prohibiting 30-day cancellation policies (discussed above), Broadcasting Regulatory Policy CRTC 2015-24 relating to over-the-air transmission of television signals and local programming, and Broadcasting Regulatory Policy CRTC 2015-25 relating to measures to address issues related to simultaneous substitution. Additional decisions related to this proceeding are expected. It is unlikely that any of the determinations resulting from this proceeding will have a material impact on our operations.

Risk mitigation: We will continue to encourage the CRTC to reduce the scope of network facilities subject to mandated competitor access. If access to FTTP infrastructure is mandated as a result of the wireline wholesale services review proceeding, potential future FTTP investments by carriers of all kinds would be discouraged.

We are participating in both satellite and transport-related proceedings and are arguing, as a net payer, against an additional industry-funded subsidy mechanism flowing to Yukon, Nunavut and the Northwest Territories.

We participated in the wireless wholesale services review proceeding to demonstrate that the wireless marketplace is competitive and there is no need for additional CRTC regulation in respect of wireless wholesale services, including roaming rates and rates for access to wireless towers and sites.

TELUS is in substantial compliance with the recently enacted paper bill legislation, the impact of which is reflected in our results for the fourth quarter of 2014 and 2015 financial targets.

TELUS is amending its terms of service for its telecommunications and BDU services to reflect the CRTC’s determinations prohibiting 30-day cancellation policies.

TELUS is reviewing and enhancing its compliance programs, practices and procedures in view of the broadened administrative monetary penalties under the Telecommunications Act and the Radiocommunication Act that are now in effect.

We will participate in the basic telecommunications services review and emphasize that any enhancements to the current basic service objective would require associated changes to the current subsidy regime, or a new regime altogether, to fully fund any new minimum service requirements.

We participated in the CRTC’s consultation to amend the regulatory framework applicable to television and supported the CRTC’s goal to make greater choice available for our TV customers. We focused on changes to the regulatory framework needed to address concerns related to vertical integration in the broadcasting sector and artificially high wholesale prices for programming services maintained through the sale of services in large packages (which does not reflect consumer demand for any specific service in the large bundle).

CRTC national Wireless Code/Provincial consumer protection legislation

On June 3, 2013, the CRTC issued The Wireless Code, Telecom Regulatory Policy CRTC 2013-271, which established a mandatory code of conduct for providers of retail mobile wireless voice and data services to individuals and small businesses. The Wireless Code applies across Canada and sets baseline requirements for customer rights and service provider responsibilities. It deals with issues such as clarity and content of mobile wireless service contracts, application of early cancellation fees, mandatory caps on data and roaming charges, and removal of cancellation fees after two years.

Although the Wireless Code went into effect on December 2, 2013 and applies to mobile wireless service contracts signed, amended, renewed or extended after that date, the CRTC has also stated that the Wireless Code will apply to all wireless contracts, no matter when they were entered into, on June 3, 2015. This could mean that, as of June 3, 2015, the Wireless Code will apply retrospectively to all retail mobile wireless service contracts with individuals and small businesses, including those in place prior to December 2, 2013. Contracts that have device balances that are reduced over a period greater than 24 months, which is the case for any three-year mobile wireless service contracts that have not yet expired by June 3, 2015, would not comply with the Wireless Code.

The Federal Court of Appeal granted TELUS and other major wireless service providers leave to appeal the retrospective application of the Wireless Code and the appeal was heard on November 12, 2014. A decision is expected in the first quarter of 2015. Should retrospective application of the Wireless Code be required, we may experience a negative impact on our financial results in the future, as certain of our clients on three-year contracts may be able to avoid paying the remaining device balance if they terminate their contracts early.

Several provinces have passed consumer protection legislation relating to wireless services, including Ontario and Quebec. There is a risk of significant compliance costs for us and other wireless service providers, particularly since the federal and provincial rules are not fully harmonized.

Risk mitigation: We support the CRTC’s national Wireless Code requirements to standardize the terms and conditions of service and to reduce compliance costs, but we are appealing the retrospective aspects of the Wireless Code. The Code went into effect on December 2, 2013 and we adjusted our practices as necessary to achieve compliance with the Code’s requirements by the effective date. In addition, we launched new two-year plans on July 30, 2013, ahead of the required implementation date for the two-year contract maximum. Because we are subject to federal laws and regulations like the Wireless Code, there may be occasions where compliance with provincial legislation is not required. In such cases, we manage our compliance costs by carefully assessing whether compliance with provincial legislation promotes our customers first philosophy and aligns with the federal standards we must follow.

Restrictions on foreign ownership

Foreign ownership restrictions applicable to TELUS

We are subject to the foreign ownership and control restrictions, including restrictions on the ownership of our Common Shares by non-Canadians, imposed by the Canadian Telecommunications Common Carrier Ownership and Control Regulations and the Telecommunications Act (collectively, the Telecommunications Regulations) and the Broadcasting Act  and associated regulations. Although we believe that we are in compliance with the relevant legislation, there can be no assurance that a future CRTC or Canadian Heritage determination, or events beyond our control, will not result in us ceasing to comply with the relevant legislation. If such a development were to occur, the ability of our subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and the Broadcasting Act could be jeopardized and our business could be materially adversely affected.

Specifically, to maintain our eligibility to operate certain of our subsidiaries that are Canadian carriers under these laws, among other requirements, the level of non-Canadian ownership of TELUS Common Shares cannot exceed 33 1/3% and we must not otherwise be controlled by non-Canadians.

Risk mitigation: The Telecommunications Regulations give TELUS, which is a holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership of our Common Shares. These powers have been incorporated into TELUS’ Articles and were extended to ensure compliance under both the Broadcasting Act and the Radiocommunication Act (under which the requirements for Canadian ownership and control were subsequently cross-referenced to the Telecommunications Act). These powers include the right to: (i) refuse to register a transfer of Common Shares to a non-Canadian; (ii) require a non-Canadian to sell any Common Shares; and (iii) suspend the voting rights attached to the Common Shares held by non-Canadians in inverse order of registration.

Foreign ownership restrictions for small common carriers

In 2012, the Canadian federal government amended the Telecommunications Act to lift restrictions on foreign ownership for telecommunications common carriers whose annual revenues from the provision of telecommunications services in Canada represent less than 10% of the total related annual revenues, as determined by the CRTC. This gives small wireless and wireline carriers, which can be significantly influenced, owned or controlled by very large foreign entities, the opportunity to raise foreign capital to fund their network construction, operating losses and bids in spectrum auctions, as well as take advantage of any special rules for small wireless carriers in spectrum auctions.

Risk mitigation: In respect of restrictions on foreign ownership, we continue to advocate for and encourage the Canadian federal government to level the playing field by expeditiously eliminating foreign ownership restrictions for both telecommunications carriers and broadcast distribution companies. With respect to the monitoring and enforcement of current restrictions on non-Canadian ownership of TELUS Common Shares, we have reasonable controls in place to ensure that foreign ownership levels are respected through a reservation and declaration system. As noted above, we have a number of remedies available to us under the Telecommunications Act that are incorporated into TELUS’ Articles.

Broadcasting distribution undertakings

We hold licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (renewed in 2011 for a second full seven-year term). We also hold a licence to operate a national video on demand undertaking (renewed until August 31, 2016). In July 2014, the CRTC approved our application for a licence to operate a national pay-per-view service (scheduled to expire on August 31, 2020).

Enforcement of vertical integration (VI) framework

In September 2011, the CRTC announced a policy framework to address concerns relating to the potential incentive for anti-competitive behaviour by companies that own both programming services and distribution networks (vertically integrated broadcasting companies). The CRTC subsequently introduced a new code of conduct through amendments to the various broadcasting regulations and exemption orders. The amendments to the regulations were enacted in July 2012. In addition, the CRTC subjected BCE’s acquisition of Astral Media in June 2013 to numerous additional safeguards by way of conditions of licence to ensure access to content under BCE’s control on commercially reasonable terms and conditions.

The CRTC has extended the additional safeguards that were imposed on BCE’s broadcasting undertakings to Corus in its decision approving Corus’ acquisition of some assets from Astral Media (approved by the CRTC in December 2013) and to Rogers Media as part of its licence renewal process (decision issued in July 2014). TELUS proposed additional competitive safeguards in the recently concluded CRTC Let’s Talk TV review. In Broadcasting and Telecom Decision CRTC 2015-26: Complaint against Bell Mobility Inc. and Quebecor Media Inc., Videotron Ltd. and Videotron G.P. alleging undue and unreasonable preference and disadvantage in regard to the billing practices for their mobile TV services Bell Mobile TV and illico.tv, the CRTC directed Bell Mobility and Videotron to stop giving their mobile television services an unfair advantage in the marketplace to the disadvantage of other Internet content by exempting their own mobile television services from their standard monthly data charges. Without timely and strict enforcement of the vertical integration safeguards, there is a risk that vertically integrated competitors could unfairly raise programming costs for non-vertically integrated companies such as TELUS, and/or attempt to withhold content on digital media platforms, such as Internet and mobile platforms, or otherwise disadvantage us in our ability to attract and retain wireless or Optik TV customers.

Risk mitigation: Our strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. We do not believe it is necessary to own content to make it accessible to customers on an economically attractive basis, provided there is timely and strict enforcement of the CRTC’s regulatory vertical integration safeguards to prevent undue preference by vertically integrated competitors.

We support a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We continue to advocate for the timely and strict enforcement of the CRTC vertical integration safeguards and for further meaningful safeguards, as required.

10.5 Human resources

Employee retention, recruitment and engagement

Our success depends on the abilities, experience and engagement of our team members. The loss of key employees through attrition and retirement — or any deterioration in overall employee morale and engagement resulting from organizational changes, unresolved collective agreements or ongoing cost reduction initiatives — could have an adverse impact on our growth, business and profitability, and on our efforts to enhance the customer experience.

Risk mitigation: We aim to attract and retain key employees through both monetary and non-monetary approaches, and strive to protect and improve engagement levels. Our compensation and benefits program is designed to support our high-performance culture and is both market-driven and performance-based. It includes a competitive base salary; an employee performance bonus that is tied directly to corporate profitability, operational results and individual results; medium-term and long-term performance incentives (share-based compensation) for eligible employees; and the TELUS Employee Share Purchase plan, which is available to full-time and part-time employees in Canada. We also have a succession planning process to identify and develop employees for key management positions.

Share-based compensation for key personnel generally has vesting periods of approximately three years. The increase in market value of TELUS shares over the past three years has increased the effectiveness of these retention incentives, however, any future decline in our share price could negatively impact their effectiveness. Where required, we continue to implement targeted retention solutions for employees with talents that are scarce in the marketplace. As well, a benefits program is offered to team members that allows tailoring of personal health, wellness, lifestyle and retirement choices to suit individual and family needs.

The measure of employee engagement at TELUS was 85% in 2014, placing TELUS first globally among organizations of our size and composition for the second consecutive year. We believe that our strong employee engagement score is influenced by our continuing focus on the customer experience and our success in the marketplace. We plan to continue our focus on other non-monetary factors that are clearly aligned with engagement, including performance management, career opportunities, training and development, recognition and our work styles program (e.g. facilitating working remotely from home or other alternative work locations).

Collective bargaining

In the fall of 2014, TELUS and the SQET renewed their collective agreement, which was set to expire on December 31, 2014. The new agreement, which covers 845 call centre, clerical support and technical employees, has a term of three years and provides wage increases of 2% in each year with a cost of living adjustment clause in the last year of the agreement that, if triggered, could generate an additional increase in wages of up to 1%. The agreement is in effect through to December 31, 2017.

The collective agreement between TELUS and the Telecommunications Workers Union (TWU), which covers the largest group of unionized employees at TELUS, expires on December 31, 2015. The agreement with the TWU covers 10,735 employees across Canada in call centre, clerical support and technical occupations. As required by statute, negotiations to renew the collective agreement will begin in 2015, no later than four months prior to its expiry.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes in operating efficiency will be as planned, and they may result in unanticipated increases in costs and/or lower productivity. In addition, there can be no assurance that lower productivity and work disruptions will not occur during the course of collective bargaining prior to settlement and ratification of a collective agreement.

Risk mitigation: TELUS maintains respectful and professional relationships with the unions representing unionized employees and in two recent rounds of collective bargaining, one with the TWU and the other with SQET, the parties successfully concluded the renewal of collective agreements without a disruption to operations. That result notwithstanding, a governance model is in place to ensure the financial and operating impacts of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions will be addressed in accordance with contingency and emergency operations plans. Though we have prepared and validated contingency and emergency operations plans, there can be no assurance that all potential issues have been planned for or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is a risk that we may still experience disruptions and/or cost increases.

Ethical compliance

We rely on our employees to demonstrate behaviour consistent with legal and ethical standards in all jurisdictions within which we operate.

Risk mitigation: (See the risk and risk mitigation discussion in Legal and ethical compliance in Section 10.9.)

10.6 Process risks

Systems and processes

We have numerous complex systems and process change initiatives underway, including migrations to new advanced IDCs. There can be no assurance that the full complement of our various systems and process change initiatives, including those required to improve delivery of customer services, support management decision-making and successfully migrate data centre operations to new advanced IDCs, will be successfully implemented or that funding and sufficiently skilled resources will be available to complete all key initiatives planned. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized.

Risk mitigation: In general, we strive to ensure that system development and process change are prioritized and apply a project management approach to such changes which include reasonable risk identification and contingency planning, scope and change control, and resource and quality management. We also generally complete reasonable functional, performance and revenue assurance testing, as well as capture and use any lessons learned. Where a change involves major system and process conversions, we often move our business continuity planning and emergency management operations centre to a heightened state of readiness in advance of the change.

Reorganizations, integration of acquisitions and implementation of large enterprise deals

We carry out a number of operational consolidation and rationalization initiatives each year that are aimed at improving our productivity and competitiveness. We may record significant cash and non-cash restructuring and other like costs for such initiatives, which could adversely impact our operating results. There can be no assurance that all planned initiatives will be completed, or that such initiatives will provide the expected benefits or will not have a negative impact on customer service, work processes, employee engagement, operating performance and financial results.

Post-merger and post-acquisition activities include the review and alignment of accounting policies, corporate policies such as ethics and privacy policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, which may negatively impact service levels, competitive position and expected financial results.

Large enterprise deals may be characterized by the need to anticipate, understand and respond to complex and multi-faceted enterprise customer-specific requirements, including customized systems and reporting requirements; service credits that lower revenues; and significant upfront expenses and capital expenditures required to implement the contracts. There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or projected margins. We may also be constrained by available staff and system resources and co-operation from existing service providers, which may limit the number of large contracts that can be implemented concurrently in a given period and/or increase our costs related to such implementations.

Risk mitigation: We focus on and manage organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and sound and effective practices developed in implementing large enterprise deals, as well as mergers, business integrations and efficiency-related reorganizations in recent years.

We have a post-merger integration (PMI) team that applies an integration model, based on learnings from previous post-acquisition integrations, which enhances and accelerates the standardization of our business processes and strives to preserve the unique qualities of acquired operations. PMI begins with strategic, pre-closing analysis and planning, and continues after closing with plan execution. Initial plans are re-evaluated and assessed regularly.

We have also gained experience implementing numerous large enterprise deals over a number of years and expect to continue to focus on successfully implementing recent large enterprise contract wins, as well as on developing more shared systems and processes. We expect to continue being selective as to which new large contracts we will bid on and we continue to focus our efforts on the SMB market. We have a sales and bid governance process in place, which involves preparation, review and signoff of bids, related due diligence and authorizations.

We follow industry-standard practices for project management, including executive (senior) level governance and project oversight; commitment of appropriate project resources, tools and supporting processes; and proactive project-specific risk assessments and risk mitigation planning. We also conduct independent project reviews and internal audits to help monitor progress and identify areas that may require additional focus, and to identify systemic issues and learnings in project implementations, which may be shared among other future projects.

Data protection

We operate data centres and collect and manage data in our business and on behalf of our customers. Some of our efficiency initiatives rely on the offshoring of internal functions to our offshore personnel or outsourcing to partners located in Canada and abroad. To be effective, these arrangements require us to allow offshore personnel and domestic and foreign partners’ access to data.

TELUS or its partners may be subject to software, equipment or other system malfunctions, or thefts or other unlawful acts that result in the unauthorized access, change, loss or destruction of our data. There is a risk that such malfunctions or unlawful acts compromise the privacy of individuals, including our customers, employees and suppliers. Despite our efforts to implement controls in domestic and offshore operations and at our partners, unauthorized access to data could lead to data being lost, compromised or used for inappropriate purposes that would negatively impact our competitive position, financial results and brand. Also see Legal and ethical compliance in Section 10.9 Litigation and legal matters and Security in Section 10.11 Human-caused and natural threats.

Risk mitigation: TELUS’ information technology systems undergo a security and privacy assessment early in their development life cycle, which reviews and classifies data that will be used and/or collected, and ensures that the system designs generally include, as applicable or possible, audit, logging, encryption and access control restrictions and that the systems support our ability to comply with our legal obligations. As part of TELUS’ systems and software development life cycle, validation of privacy and security controls are also tested as part of our quality assurance processes, before new systems are fully deployed.

Our IDCs have security threat detection and mitigation capabilities. Our data centres and network undergo yearly external independent third-party audits and are SSAE 16 SOC2 certified. A core component of that audit certification process is the assessment of TELUS’ logical, physical and policy-based security and privacy controls. Further, we have a vulnerability management practice that monitors both our Internet-facing and internal network and systems to track and mitigate any vulnerability that may be detected.

We apply payment card industry (PCI) compliance, a set of standards that requires the use of security technology, such as encryption, to protect customer credit card information. We maintain these capabilities in accordance with our ongoing PCI certification program. We achieved PCI certification in 2010 and continue to maintain that certification.

Another component of our strategy is for data to generally reside in our facilities in Canada, with the deployment of infrastructure that supports partner connectivity to view our systems. We require partners and service providers to comply with privacy and security measures, including the reporting of any possible data-related threats. Offshore personnel are provided with remote views of authorized data only and, where applicable, without the data being stored on local systems. These personnel are also required to comply with physical and process restrictions and participate in training designed to help prevent and detect unauthorized access to or use of our data.

There can be no assurance that our controls will prove effective in all instances.

Foreign operations

Maintaining our international operations presents unique risks, including country-specific risks (such as differences in political, legal and regulatory regimes and cultural values); lack of diversity in geographical locations; concentration of customers; different taxation regimes; infrastructure and security challenges; differences in exposure to and frequency of natural disasters; and the requirement for system processes that work across multiple time zones, cultures, languages and countries. There can be no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining different management and cultures, which could have a negative impact on operating and financial results.

Risk mitigation: Our strategy is to improve the diversity and geographic distribution of our operations, customers and business process outsourcing activities. Our international operations are located in the Philippines, Europe, Central America, the Caribbean and the United States. Diverse international operations provide us with greater geographic diversity, more broadly distributed political risk and the ability to serve customers in multiple languages and in multiple time zones. They also provide us with network redundancy and contingency planning opportunities, and the ability to divert operations in emergency situations. We continue to work with our international operations to extend sound and effective operational practices, including the application of our privacy, ethics and anti-bribery policies, integrate and align international and domestic Canadian operations, as appropriate, and ensure that internal controls are implemented, tested, monitored and maintained. See also Legal and ethical compliance in Section 10.9 Litigation and legal matters.

Real estate joint ventures (TELUS Garden and TELUS Sky)

Risks associated with real estate joint ventures include possible construction-related cost overruns, financing risks, reputational risks and the uncertainty of future demand, occupancy and rental rates for high-quality commercial office space in Vancouver and Calgary, as well as for residential rental units in downtown Calgary. There can be no assurance that real estate joint ventures will be completed on budget or on time or will obtain lease commitments as planned. Accordingly, we are exposed to the risk of loss on investment and loan amounts should a project’s business plan not be successfully realized and reputational risks should the planned LEED standard quality of a project not be realized.

Risk mitigation: We have established joint ventures with Westbank and a second party experienced in large commercial and residential real estate projects to develop TELUS Garden and TELUS Sky. The TELUS Garden residential condominium project was substantially pre-sold prior to the commencement of construction, and additional deposits are due as construction proceeds. At the end of 2014, lease commitments for the TELUS Garden commercial project represented 93% of leasable space and construction was 80% complete. Tenants, including TELUS, will begin moving into the new TELUS Garden commercial building in the first quarter of 2015. Budget-overrun risks are mitigated through the use of fixed-price supply contracts (96% of the TELUS Garden commercial building and 79% of the TELUS Garden residential building have had tenders approved and contracts awarded), expert project management oversight and the insurance of certain risks. Costs for the TELUS Garden commercial and residential projects are consistent with the approved budget plan. We are applying the knowledge and experience gained on the TELUS Garden project to streamline and improve the cost effectiveness of TELUS Sky.

10.7 Financing and debt requirements

Our business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in capital markets, regulatory requirements for an increase in bank capitalization, a reduction in lending activity in general, or fewer Canadian chartered banks as a result of reduced activity or consolidation, could reduce the availability of capital or increase the cost of such capital for investment grade corporate issuers, such as TELUS. External capital market conditions could potentially affect our ability to make strategic investments and fund ongoing capital investment requirements.

Risk mitigation: We may finance future capital requirements with internally generated funds, borrowings under the unutilized portion of our bank credit facility, use of securitized trade receivables, use of commercial paper and/or the issuance of debt or equity securities. We have a shelf prospectus available until December 2016, under which we can offer up to $3 billion of debt or equity securities as at December 31, 2014. We believe the investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to contribute to providing reasonable access to capital markets.

To enable us to meet our financial objective of generally maintaining $1 billion of available liquidity, we have a $2.25 billion credit facility that expires on May 31, 2019 ($2.16 billion available at December 31, 2014), as well as availability under other bank credit facilities (see Section 7.6 Credit facilities). In addition, TELUS Communications Inc. (TCI) has an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $500 million, of which $400 million was available at December 31, 2014 (see Section 7.7 Sale of trade receivables).

Ability to refinance maturing debt

At December 31, 2014, our long-term debt was $9.2 billion with maturities in certain years from 2015 to 2045 (see the Long-term debt principal maturities chart in Section 4.3). We operate a commercial paper program (maximum of $1.2 billion) that permits access to currently low-cost funding. At December 31, 2014, we had $130 million of commercial paper outstanding. When we issue commercial paper, it must be refinanced on an ongoing basis to enable the cost savings to be realized relative to borrowing on the $2.25 billion credit facility. Capital market conditions may prohibit the rolling of commercial paper at low rates.

Risk mitigation: We completed a number of debt transactions in 2014 (see Section 7.4) that extended the average term to maturity of our long-term debt (excluding commercial paper) to 10.9 years at December 31, 2014 (9.4 years at December 31, 2013). Our commercial paper program is fully backstopped by our 2019 credit facility.

A reduction in TELUS credit ratings could impact our cost of capital and access to capital

Our cost of capital could increase and access to capital could be affected by a reduction in the credit ratings of TELUS and/or TCI. There can be no assurance that we will maintain or improve current credit ratings.

Risk mitigation: We seek to maintain debt credit ratings in the range of BBB+ to A-, or the equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target, with a stable outlook or trend. We have financial policies in place that were established to help maintain our existing investment grade credit ratings.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce debt or maintain multi-year dividend growth and share purchase programs

While anticipated free cash flow and sources of capital are expected to be sufficient to meet current requirements, our intention to return capital to shareholders could constrain our ability to invest in our operations for future growth. Funding of future spectrum purchases, funding of defined benefit pension plans and any increases in corporate income tax rates will reduce the after-tax cash flow otherwise available to return capital to our shareholders. Should actual results differ from our expectations, there can be no assurance that we will not change our financing plans, including our intention to pay dividends according to our payout policy guideline, maintain our dividend growth program or complete multi-year share NCIBs through 2016.

Risk mitigation: Our Board of Directors reviews the dividend each quarter, based on a number of factors, including our current target dividend payout ratio guideline of 65 to 75% of net sustainable earnings on a prospective basis. These reviews resulted in eight semi-annual dividend increases from 2011 to 2014, with annual increases of more than 10%. In May 2013, we announced our intention to continue to target ongoing semi-annual dividend increases through 2016, with an annual increase of circa 10%. The increases are to be normally declared in May and November and are not necessarily indicative of dividend increases beyond 2016. Based on dividends announced as of February 11, 2015 and 609 million shares outstanding at December 31, 2014, dividend payments would total approximately $974 million in 2015, before taking into account any Common Shares purchased and cancelled under our 2015 NCIB. Our multi-year share purchase program may be affected by any change in our intention to purchase shares, changes in the price of our Common Shares, or the assessment and determination of our Board of Directors from time to time in light of capital requirements or other considerations.

Financial instruments

Our financial instruments, and the nature of credit risks, liquidity risks and market risks that they may be subject to, are described in Section 7.9.

10.8 Taxation matters

We are subject to the risk that income and commodity tax amounts, including tax expense, may be materially different than anticipated, and a general tendency by tax collection authorities to adopt more aggressive auditing practices could adversely affect our financial condition and operating results

We collect and pay significant amounts of commodity taxes, such as goods and services taxes, harmonized sales taxes, provincial sales taxes, sales and use taxes and value-added taxes, to various tax authorities. As our operations are complex and the related tax interpretations, regulations and legislation that pertain to our activities are subject to continual change and evolving interpretation, the final tax outcome of many transactions is uncertain. Moreover, the implementation of new legislation in itself has its own complexities, including those of execution where multiple systems are involved, and interpretation of new rules as they apply to specific transactions, products and services.

We have significant deferred income tax liabilities, income tax expenses and cash tax payments. Income tax amounts are based on our estimates, using accounting principles that recognize the benefit of income tax positions when it is more likely than not that the ultimate determination of the tax treatment of a position will result in the related benefit being realized. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of net income or cash flows. We expect the blended statutory income tax rate to range between 26% and 26.5% in 2015. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization of deferred income tax accounts is uncertain, as it is dependent on our future earnings and other events. The amounts of deferred income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by tax authorities. The amounts of cash tax payments and deferred income tax liabilities are also based upon our anticipated mix of revenues among the jurisdictions in which we operate, which is also subject to change.

The audit and review activities of tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, deferred income tax liabilities and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or that the amount and timing of receipt or use of the tax-related assets will be as currently expected.

In order to provide comprehensive solutions to our customers operating in foreign jurisdictions, we have a presence in certain foreign jurisdictions, including the United States, United Kingdom, the Philippines, Guatemala, El Salvador, Barbados, Romania and Bulgaria, which increases our exposure to multiple forms of taxation.

Generally, each foreign jurisdiction has taxation peculiarities in the forms of taxation imposed (e.g. value-added tax, gross receipts tax and income tax), legislation and tax treaties, where applicable, as well as currency and language differences. In addition, the telecommunications industry has unique issues that lead to uncertainty in the application or division of tax between domestic and foreign jurisdictions. Furthermore, there has been increased political, media and tax authority focus on international taxation in order to enhance tax transparency and to address perceived tax abuses. Accordingly, our foreign expansion activities have increased our exposure to tax risks, from both a financial and a reputational perspective.

Risk mitigation: We follow a comprehensive tax conduct and risk management policy that has been adopted by our Board of Directors. This policy outlines the principles underlying and guiding the roles of team members, their responsibilities and personal conduct, the method of conducting business in relation to tax law and the approaches to working relationships with external taxation authorities and external advisors. This policy recognizes the requirement to comply with all relevant tax laws. The components necessary for control and mitigation of tax risk are outlined, as well as the delegation of authority to management on tax matters in accordance with Board and Audit Committee communication guidelines.

In giving effect to this policy, we maintain an internal Taxation department composed of professionals who stay current on domestic and foreign tax obligations, supplemented where appropriate with external advisors. This team reviews systems and process changes for compliance with applicable domestic and international taxation laws and regulations. They are also responsible for the specialized accounting required for income taxes.

Material transactions are reviewed by our Taxation department so that transactions of an unusual or non-recurring nature are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by our Taxation department as a check to initial exposure assessments. As a matter of regular practice, large and international transactions are reviewed by external tax advisors, while other third-party advisors may also be engaged to express their views as to the potential for tax liability. We continue to review and monitor our foreign expansion activities so we can take action to comply with any related regulatory, legal and tax obligations. In some cases, we also engage external advisors to review TELUS’ systems and processes for tax-related compliance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by our internal Taxation team.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given TELUS’ size, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against us. It is not currently possible for us to predict the outcome of such matters due to various factors, including: the preliminary nature of some claims; unproven damage theories and demands; incomplete factual records; uncertain nature of legal theories and procedures and their resolution by the courts, at both the trial and the appellate levels; and the unpredictable nature of opposing parties and their demands. There can be no assurance that financial or operating results will not be negatively impacted by any of these factors.

Subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting the items disclosed herein, and in Note 23(c) of the Consolidated financial statements.

Risk mitigation: We believe that we have in place reasonable policies and processes designed to enable compliance with legal and contractual obligations and reduce our exposure to and the effect on us of legal claims. We also maintain a team of legal professionals who advise and manage risks related to claims and possible claims. See other risk mitigation steps discussed below.

Class actions

We are defendants in a number of certified and uncertified class actions. Over the past decade, we have observed a willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons. The number of class actions filed against us has varied from year to year, with claimants continually looking to expand the matters in respect of which they file class actions. The adoption by governments of increasingly stringent consumer protection legislation may increase the number of class actions by creating new causes of action, or may decrease the number of class actions by improving clarity in the area of consumer marketing and contracting. A successful class action lawsuit, by its nature, could result in a sizable damage award that could negatively affect a defendant’s financial or operating results.

Certified class actions

Certified class actions against us include:

•                  A 2004 class action brought in Saskatchewan against a number of past and present wireless service providers, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only; all appeals of this decision have now been exhausted;

•                  A 2008 class action brought in Ontario which alleged breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. In November 2014, an Ontario class was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of the Consumer Protection Act and unjust enrichment claims. The certification decision is currently under appeal; and

•                  A 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless rates for optional services, contrary to the Quebec Consumer Protection Act and the Civil Code of Quebec. On June 13, 2013, the Superior Court of Quebec authorized this matter as a class action. This class action follows on a non-material 2008 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to charge for incoming SMS messages. On April 8, 2014, judgment was granted in part against TELUS in the 2008 class action. That judgment is under appeal.

Uncertified class actions

Uncertified class actions against us include:

•                  Two 2005 class actions brought against us in B.C. and Alberta, respectively, alleging that we have engaged in deceptive trade practices in charging incoming calls from the moment the caller connects to the network and not from the moment the incoming call is connected to the recipient.

•                  A 2008 class action brought in Saskatchewan against us and other telecommunications carriers alleging, among other matters, that we failed to provide proper notice of 911 charges to the public and have been deceitfully passing them off as government charges. A virtually identical class action was filed in Alberta at the same time but the Alberta Court of Queen’s Bench has declared that that class action expired as of 2009.

•                  A 2013 class action brought in B.C. against us, other telecommunications carriers and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects.

•                  In 2014, class actions brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations.

•                  A number of class actions against Canadian telecommunications carriers alleging various causes of action in connection with the collection of system access fees. (See Note 23(c) of the Consolidated financial statements.)

Assessment of class actions

We believe that we have good defences to each of these certified and uncertified class actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that reliable estimates of the exposure cannot be made considering the continued uncertainty about these causes of action.

Risk mitigation: We are vigorously defending each of the class actions brought against TELUS. This includes opposing certification of uncertified class actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that, if we were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims. We regularly assess our business practices to identify and minimize the risk of further class actions against us.

Civil liability in the secondary market

Like other Canadian public companies, we are subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation. Such legislation has been adopted in most provinces and territories.

Risk mitigation: We monitor legal developments and annually re-evaluate our disclosure practices and procedures. In addition, we periodically consult external advisors to review our disclosure practices and procedures and the extent to which they are documented. The last review, conducted in 2013, indicated that we have well-documented processes in place, including a corporate disclosure policy that restricts the role of Company spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, outlines the communication approach to issues, and has a disclosure committee to review and determine disclosure of material information. We believe our disclosure practices and procedures continue to be appropriate and prudent and that our risk exposure is reasonable and has not changed significantly over the past 12 months. However, there can be no assurance that our processes will be followed by all team members at all times.

Legal and ethical compliance

We rely on our employees, officers, Board of Directors, key suppliers and other business partners to demonstrate behaviour consistent with legal and applicable ethical standards in all jurisdictions within which we operate. Situations might occur where individuals intentionally or inadvertently do not adhere to our policies, applicable laws and regulations or contractual obligations. For instance, there could be cases where personal information of a TELUS customer or employee is collected, used or disclosed in a manner that is not fully compliant with legislation, contractual obligations or TELUS policies. In the case of TELUS Health, personal information includes sensitive health information of individuals who are our customers or healthcare providers’ end customers. In addition, there could be situations where compliance programs may not be fully adhered to or parties may have a different interpretation of the requirements of particular legislative provisions. These various situations may expose us to litigation and the possibility of damages, sanctions and fines, or of being disqualified from bidding on contracts, and may negatively affect our financial or operating results and reputation.

We continue to expand our activities into the United States and other countries. When operating in foreign jurisdictions, we are required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the regulatory, legal and tax exposures that we face.

Risk mitigation: Although we cannot predict outcomes with certainty, we believe that we have reasonable policies, controls and processes in place, and sufficient levels of awareness for proper compliance, and that these programs are having a positive effect on reducing risks. We have instituted an ethics policy for our employees, officers and directors and mandatory integrity training for employees, officers and identified contractors, as well as a toll-free Ethics Line for anonymous reporting by anyone who has issues or complaints. In early 2012, we implemented our supplier code of conduct. In 2013, a specific anti-bribery and corruption policy was approved by the Board of Directors and communicated to team members. Training was rolled out to targeted team members to provide further clarity and guidance in the first quarter of 2014. Targeted training will continue in 2015. Since 2003, we have had a designated Compliance Officer, whose role is to work across the enterprise to ensure that the business has appropriate processes and controls in place to facilitate legal compliance. For example, as a proactive measure on privacy compliance, we require a privacy impact assessment to be carried out in the development stage for major projects involving the use of customer or team member personal information.

We have an established review process to ensure that regulatory, legal and tax requirements are considered when pursuing opportunities outside of Canada. We review on an ongoing basis our international structure, systems and processes to ensure that we mitigate regulatory, legal and tax risks, as our business activities expand outside Canada. Finally, we engage external counsel and advisors qualified in the relevant foreign jurisdictions to provide regulatory, legal and tax advice, as appropriate.

The Compliance Officer reports jointly to the Audit Committee of the Board of Directors and the Senior Vice-President, Chief Communications and Sustainability Officer, who in turn report to the Executive Vice-President and Chief Legal Officer. This dual reporting provides direct reporting to the Audit Committee on identified risks and associated risk mitigation strategies.

Defects in software and failures in data or transaction processing

We provide certain applications and managed services to our customers that involve the processing and/or storing of data, including sensitive personal medical records, and the transfer of funds. Software defects or failures in data or transaction processing could lead to substantial damage claims (including privacy and medical claims). For instance, a defect in a TELUS Health application could lead to personal injury or unauthorized access to personal information, while a failure in transaction processing could result in the transfer of funds to the wrong recipient.

Risk mitigation: We believe that we have in place reasonable policies, controls, processes (such as quality assurance programs in software development procedures) and contractual arrangements (such as disclaimers, indemnities and limitations of liability in most cases), as well as insurance coverage, to reduce our exposure to these types of legal claims. However, there can be no assurance that our processes will be followed by all team members at all times and that we have indemnities and limitations of liability covering all cases.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may encourage intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems that we use to deliver products and services, and the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, we receive communications from time to time, ranging from solicitations to demands and legal actions from third parties claiming ownership rights over intellectual property used by us and asking for settlement payments or licensing fees for the continued use of such intellectual property. This includes notice of one claim that certain wireless products used on our networks infringe two third-party patents. We are assessing the merits of this claim, but the potential for liability and magnitude of potential loss cannot be readily determined at this time. Should this claim ultimately be determined against us, a material adjustment to our financial position and results of operations could result.

There can be no assurance that we will not be faced with other significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced for the primary purpose of extracting a settlement. We may incur significant costs in defending infringement claims and may suffer significant damages and could lose the right to use technologies that are essential to our operations should any infringement claim prove successful. As a developer of technology, TELUS Health depends on its ability to protect the proprietary aspects of its technology. The failure to do so adequately could materially affect our business. However, policing unauthorized use of our intellectual property may be difficult and costly.

Risk mitigation: We incorporate many technologies into our products and services. However, except for TELUS Health, we are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is our practice to seek and obtain contractual protections consistent with industry practices to help mitigate the risks of intellectual property infringements. It is the practice of TELUS Health to vigorously protect its intellectual property rights through litigation and other means.

10.10 Health, safety and environment

Team member health, wellness and safety

Lost work time resulting from team member illness or injury can negatively impact organizational productivity and employee benefit costs.

Risk mitigation: To minimize absenteeism in the workplace, we support a holistic and proactive approach to team member health by providing reasonable wellness, disability, ergonomic and employee assistance programs. Our wellness strategy includes support and training for managers, workplace team support programs and access to short-term and long-term counselling for individual team members. To promote safe work practices, we have training and orientation programs for team members, contractors and suppliers who access our facilities. There can be no assurance that these health, wellness and safety programs and practices will be effective in all situations.

Concerns related to radio frequency (RF) emissions from mobile phones and wireless towers

Cellular phones and wireless towers emit non-ionizing RF electromagnetic fields. While these fields do not carry sufficient energy to break chemical bonds or cause ionization in the human body and the only known biological effect is heating, one international epidemiological study in 2010 showed that long-term, heavy use of mobile phones was associated with a form of brain cancer (glioma), but certain limitations in the study prevented a causal interpretation. Other epidemiological studies, including those with respect to wireless towers, have not supported this association. Animal cancer and laboratory studies have found no evidence that RF fields at high levels are carcinogenic or cause DNA damage.

Although the evidence for a possible cancer risk is far from conclusive, Health Canada and the International Agency for Research on Cancer (IARC) have advised concerned cellular phone users to take practical precautionary measures to reduce their own RF emission exposure by limiting the length of cellular phone calls, using hands-free devices, replacing cell phone calls with text messages and reducing children’s RF exposure. The IARC also called for additional research into long-term, heavy use of mobile phones.

There can be no assurance that future studies, government regulations or public concerns about the health effects of RF emissions will not have an adverse effect on our business and prospects. For example, public concerns or government action could reduce subscriber growth and usage, and costs could increase as a result of modifying handsets, relocating wireless towers and addressing any incremental legal requirements and product liability lawsuits that might arise. See Class actions in Section 10.9 Litigation and legal matters.

Risk mitigation: Health Canada is responsible for establishing safe limits for signal levels of radio devices. We believe that the handsets and devices we sell, as well as our wireless towers and other associated devices, comply with all applicable Canadian and U.S. government safety standards. We continue to monitor new published studies, government regulations and public concerns about the health impacts of RF exposure.

Concerns related to the environment

A detailed report of our environmental risk mitigation activities can be found in our annual corporate social responsibility report at telus.com/csr. Environmental issues affecting our business include:

Climate change

Rising greenhouse gas emissions and failure of climate change adaptation are identified as two of the largest risks in terms of likelihood and impact according to the World Economic Forum 2014 insight report on global risks. These risks could impact our business operations, for example through disruption of our operations and damage to our infrastructure caused by events such as those described in Section 10.11 Human-caused and natural threats.

Electronic waste (e-waste) and waste recycling; water consumption

We have a responsibility to help ensure that materials and electronic equipment we use or sell are handled appropriately during their life cycle. Improperly managed waste and e-waste may be sent to landfills or disposed of improperly, which can have health and environmental impacts. We also have a responsibility to manage our water use.

Fuel systems

We own or lease a large number of properties. We have fuel systems for backup power generation at some of these properties that enable us to provide reliable service, but also pose an environmental risk. Because spills or releases from these systems are infrequent, a significant portion of this risk is associated with sites contaminated by our historic practices or by previous owners.

Risk mitigation: Our climate change strategy includes a mitigation component focusing on absolute energy use and carbon dioxide emission equivalent (CO2e) reduction; an adaptation component focusing on business continuity planning and readiness for the potential effects of a changing climate on our operations (see Section 10.11 Human-caused and natural threats); and an innovation component to help customers realize their climate change goals through technological product and service solutions. Our target is a 25% reduction in CO2e emissions over 2010 levels by 2020 and a 10% reduction in energy use over the same period. We are working to achieve these targets through a comprehensive energy management program focused on real estate transformation and consolidation (including LEED standards certification), as well as network efficiency and technology upgrades, such as turndown of legacy equipment and improving efficiency of power and cooling systems. Additionally, increased use of video-conferencing and teleconferencing solutions in lieu of travel, decreasing the size and improving the efficiency of our fleet, and team member education help us reach our goals.

We have an e-waste management program designed to provide approved recycling channels for both our external and internal electronic products. We regularly examine our waste streams to identify new ways to reduce our impact on the environment through the diversion of waste from landfills. In 2014, we began piloting a new waste diversion strategy, specifically increasing awareness and usage of our recycling and composting facilities, which we plan to expand into a company-wide program in 2015.

In 2014, we implemented several water reduction programs at our top water-consuming buildings, including installing additional metering to enhance data capture for analysis and strategy development. We continue to raise awareness and provide education for behaviour-oriented conservation initiatives.

Fuel system risk is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. All of our remote sites, which rely on diesel generators for 24/7 power, have now been fully upgraded with industry-leading spill containment. We are also leveraging our wireless network and using M2M technology to remotely monitor these sites. We have an ongoing program to assess and remediate contamination issues relating to historical activities and we disclose and report on these issues to regulatory bodies, as appropriate.

10.11 Human-caused and natural threats

Natural disasters and intentional threats to our infrastructure and business operations

We are a key provider of critical telecommunications infrastructure in Canada and have business operations located in North America, Central America, Asia and Europe. Our networks, information technology, physical assets, team members, business functions, supply chain and business results may be materially impacted by exogenous threats, including:

•                  Fire, power loss and telecommunications failures

•                  Natural disasters, including seismic events, weather-related events and solar storms

•                 Intentional threats, such as sabotage, terrorism, labour disputes, and political and civil unrest

•                  Disruptions of critical infrastructure (e.g. electrical utilities)

•                  Cyber attacks and physical intrusions

•                  Public health threats, such as pandemics.

We recognize that global climate change may increase the risk of certain of these threats, including the frequency and severity of weather-related events.

Although we have business continuity planning processes in place, there can be no assurance that specific events or a combination of events will not disrupt our operations or materially impact our financial results.

Risk mitigation: Our business continuity commitment focuses on the following priorities: ensuring the safety of our team members, minimizing the impacts of a threat to our facilities and business operations, maintaining service to our customers and keeping our communities connected. These priorities have been demonstrated in a number of disruptive events, including the summer snowstorm in Calgary, Alberta in September 2014.

Our commitment is supported by an enterprise-wide business continuity program that includes plans to develop, maintain and improve our business continuity capabilities. The program encompasses mitigation, preparedness, response and recovery. It also leverages the resiliency afforded by our national and international geographic diversity and by ongoing initiatives to improve the redundancy of our operations, IT network and telecom infrastructure.

We take an impact-based approach to continuity planning, focusing on the impacts of a disruption to our facilities, workforce, technology and supply chain. A business continuity management system supports our business continuity planning and capability. It aligns with standards and industry practices, including an Emergency Operations Centre, participation by all business units in our Canadian and international operations, and trained and exercised response and recovery teams.

The ongoing optimization of our disaster recovery capability for our IT and telecommunications network assets is a key and continued focus for preventing outages and reducing their durations for our critical technology, as well as for driving closer alignment of IT and network recovery capability with business demands. While disaster recovery is a focus of the Company, not all of our systems have recovery and continuity capabilities.

Security

We have a number of assets that are subject to vandalism and/or theft, including distributive copper cable, corporate stores, and network and telephone switch centres. We also operate IT systems and networks that are subject to cyber attacks, which are intentional attempts to gain unauthorized access to our information systems and networks for unlawful or improper purposes. Cyber attacks or other breaches of network or IT systems security may cause disruptions to our operations.

Cyber attackers may use a range of techniques, from manipulating people to using sophisticated malicious software and hardware on a single or distributed basis. Some cyber attacks use a combination of techniques in their attempt to evade safeguards, such as the firewalls, intrusion prevention systems and antivirus software found in our systems and networks. The risk and consequences of cyber attacks can surpass traditional physical security risk due to the rapidly evolving scope and sophistication of these threats.

A successful attack on our or our suppliers’ or others’ systems, networks and infrastructure, or those belonging to our suppliers or other companies, may prevent us from providing reliable service, may allow for the unauthorized interception, destruction, use or dissemination of our customers’ or our information, and may prevent us from operating our networks. Such events could cause us to lose customers, lose revenue, incur expenses, and suffer reputational and goodwill damages, and could subject us to litigation or governmental investigation. The costs of such events could include liability for information loss, repairs to infrastructure and systems, and incentives offered to customers and business partners to retain their business. Our insurance may not cover, or be adequate to fully reimburse us for, these costs and losses.

Risk mitigation: We have implemented measures and processes that mitigate the risk of physical and cyber attacks. We have policies, controls and monitoring systems that protect our assets and our team members, considering such factors as asset importance, exposure risks and potential costs incurred should a particular asset be damaged or stolen. We also use cyber threat intelligence, testing, intrusion prevention/detection and incident response capabilities to help identify possible cyber threats and adjust our security measures accordingly. As an additional level of risk management, we have established a Chief Security Office that centralizes responsibility for physical and cybersecurity and works with law enforcement and other agencies. The Chief Security Office encourages legislative changes to address the ongoing threats of cyber attacks. While TELUS has reasonable physical security and cybersecurity programs in place, there can be no assurance that specific security threats will not materially impact our operations and financial results.

10.12 Economic growth and fluctuations

Slow or uneven economic growth and changes in oil prices may adversely impact us

We estimate economic growth in Canada will be approximately 2.1% in 2015 (see Section 1.2), but the strength and persistence of this growth may be influenced by economic developments outside of Canada. In addition, macroeconomic risks in Canada include concerns about high levels of consumer and mortgage debt, which may cause consumers to reduce discretionary spending even in a growing economy, particularly in the event of rising interest rates or unemployment levels.

Economic uncertainty and rising interest rates may cause consumers and business customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. An economic downturn or recession could adversely impact our revenue, profitability and free cash flow, potentially requiring us to record impairments to the carrying value of our assets, including, but not limited to, our intangible assets with indefinite lives (spectrum licences) and goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

Lower oil prices are a risk to certain parts of Canada but an advantage to others, and a benefit to Canadian consumers’ discretionary income. Persistently low oil prices may cause an economic downturn, including lower investments and employment, in oil-producing parts of Canada, but reduce costs in non-extractive industries, such as manufacturing. Lower oil prices may lead to a decline in energy-related consumer spending, in turn leading to higher consumer discretionary spending. Canada could potentially see lower overall economic growth, with higher domestic spending in non-energy areas. Persistently lower oil prices may also put further downward pressure on the Canadian dollar relative to the U.S. dollar, as would certain U.S. monetary policy changes.

Risk mitigation: While economic risks cannot be completely mitigated, our top priority is putting customers first and pursuing global leadership in the likelihood of our clients to recommend our products, services and people. The success of this approach is illustrated by our low and North American industry-leading 2014 wireless postpaid churn, representing meaningful competitive differentiation. We will also support customers negatively affected by lower oil prices through cost effective solutions that help them realize efficiencies in their operations and we will continue to pursue cost reduction and efficiency initiatives in our own business (see discussions in Section 2.2 Strategic imperatives and Section 3 Corporate priorities for 2015 and progress on 2014 corporate priorities). See Section 4.3 Liquidity and capital resources for our capital structure financial policies and plans. Wireless data, TV and broadband connections are increasingly viewed as essential consumer services, even during an economic downturn.

Pension funding

Economic and capital market fluctuations could adversely impact the investment performance, funding and expense associated with the defined benefit pension plans that we sponsor.

Our pension funding obligations are based on certain actuarial assumptions relating to expected plan asset returns, salary escalation, retirement ages, life expectancy, the performance of the financial markets and future interest rates.

The employee defined benefit pension plans, in aggregate, were in a $598 million deficit position at December 31, 2014 (2013 — $5 million surplus position). Our solvency position, as determined under the Pension Benefits Standards Act, 1985, was estimated to be a deficit of $426 million (2013 — a surplus of $490 million).There can be no assurance that our pension expense and funding of our defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may arise if total pension liabilities exceed the total value of the respective plan assets in trust funds. Unfunded differences may arise from lower than expected investment returns, changes to mortality and other assumptions, reductions in the discount rate used to value pension liabilities, changes to statutory funding requirements and actuarial losses. Employee defined benefit pension plan re-measurements will cause fluctuations in other comprehensive income, and these will never be subsequently reclassified to income.

Risk mitigation: We seek to mitigate this risk through the application of policies and procedures designed to control investment risk and through ongoing monitoring of our funding position. Our best estimate of cash contributions to our defined benefit pension plans is $88 million in 2015 ($87 million in 2014).

11.      Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years).

Calculation of Dividend payout ratio

Years ended December 31 ($)	2014	2013
Numerator — Annualized fourth quarter dividend declared per equity share (1)	1.60	1.44
Denominator — Net income per equity share (1)	2.32	2.02
Ratio (%)	69	71

(1)                       Reflects the two-for-one stock split effective April 16, 2013.

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums and items adjusted for in EBITDA. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis (see Section 4.3).

Calculation of Dividend payout ratio of adjusted net earnings

Years ended December 31 ($)	2014	2013
Numerator — Annualized fourth quarter dividend declared per equity share (1)	1.60	1.44
Adjusted net earnings ($ millions):
Net income attributable to equity shares	1,425	1,294
Add back long-term debt prepayment premium after income taxes	10	17
Add back net unfavourable (deduct net favourable) income tax-related adjustments	(6)	3
	1,429	1,314
Denominator — Adjusted net earnings per share (1)	2.33	2.05
Adjusted ratio (%)	69	70

(1)                       Reflects the two-for-one stock split effective April 16, 2013.

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Years ended December 31 ($ millions, except ratio)	2014	2013
Net income attributable to equity shares	1,425	1,294
Income taxes	501	474
Borrowing costs (Interest on long-term debt plus Interest on short-term borrowings and other plus Long-term debt prepayment premium)	450	395
Numerator	2,376	2,163
Denominator — Borrowing costs	450	395
Ratio (times)	5.3	5.5

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or that should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, in 2014 and 2013, we recorded equity losses of $NIL.

EBITDA reconciliation

Years ended December 31 ($ millions)	2014	2013
Net income	1,425	1,294
Financing costs	456	447
Income taxes	501	474
Depreciation	1,423	1,380
Amortization of intangible assets	411	423
EBITDA	4,216	4,018

EBITDA — excluding restructuring and other like costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage.

Calculation of EBITDA — excluding restructuring and other like costs

Years ended December 31 ($ millions)	2014	2013
EBITDA	4,216	4,018
Restructuring and other like costs included in EBITDA	75	98
EBITDA — excluding restructuring and other like costs	4,291	4,116

EBITDA — excluding restructuring and other like costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other like costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the Coverage Ratio covenant in our credit facilities (see Section 7.6).

EBITDA less capital expenditures (excluding spectrum licences): We report this measure as a supplementary indicator of our operating performance. We calculate it as a simple proxy for cash flow at a consolidated level and for our two segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures (excluding spectrum licences)

Years ended December 31 ($ millions)	2014	2013
EBITDA	4,216	4,018
Capital expenditures (excluding spectrum licences)	(2,359)	(2,110)
EBITDA less capital expenditures (excluding spectrum licences)	1,857	1,908

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Years ended December 31 ($ millions)	2014	2013
EBITDA	4,216	4,018
Restructuring costs net of disbursements	1	9
Items from the Consolidated statements of cash flows:
Share-based compensation	74	24
Net employee defined benefit plans expense	87	108
Employer contributions to employee defined benefit plans	(88)	(200)
Interest paid	(412)	(364)
Interest received	2	4
Capital expenditures (excluding spectrum licences)	(2,359)	(2,110)
Free cash flow before income taxes	1,521	1,489
Income taxes paid, net of refunds	(464)	(438)
Free cash flow	1,057	1,051

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with cash provided by operating activities

Years ended December 31 ($ millions)	2014	2013
Free cash flow	1,057	1,051

Add (deduct):
Capital expenditures (excluding spectrum licences)	2,359	2,110
Adjustments to reconcile to cash provided by operating activities	(9)	85
Cash provided by operating activities	3,407	3,246

Net debt: We believe that net debt is a useful measure because it represents the amount of short-term borrowings and long-term debt obligations that are not covered by available cash and temporary investments. The nearest IFRS measure to net debt is long-term debt, including current maturities of long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other like costs ratio.

Calculation of Net debt

At December 31 ($ millions)	2014	2013
Long-term debt including current maturities	9,310	7,493
Debt issuance costs netted against long-term debt	43	35
Cash and temporary investments	(60)	(336)
Short-term borrowings	100	400
Net debt	9,393	7,592

Net debt to EBITDA — excluding restructuring and other like costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.50 to 2.00 times.

Net debt to total capitalization: This is a measure of the proportion of debt used in the capital structure of TELUS.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other like costs interest coverage. Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 2014 and 2013. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $440 million in 2014 and $370 million in 2013.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We include incremental external costs incurred in connection with business acquisition activities in other like costs.

Components of Restructuring and other like costs

At December 31 ($ millions)	2014	2013
Goods and services purchased	21	27
Employee benefits expense	54	71
Restructuring and other like costs included in EBITDA	75	98

Total capitalization — book value is defined and calculated as follows:

Calculation of total capitalization — book value

At December 31 ($ millions)	2014	2013
Net debt	9,393	7,592
Owners’ equity	7,454	8,015
Deduct Accumulated other comprehensive income	(38)	(31)
Total capitalization — book value	16,809	15,576

11.2 Wireless operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A TELUS or Koodo brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less the initial charge to the customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Wireless subscriber unit (subscriber) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude M2M devices (a subset of the Internet of Things), such as those for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.